TENNECO
Automotive

EXECUTION & DISCIPLINE
DRIVE RESULTS

Tenneco Automotive Inc. 2004 Annual Report



FIVE YEARS OF PROGRESS

Increased Revenues by $953 Million

Increased Revenue Per Employee from $136,000 to $229,000

Reduced Debt Net of Cash by $344 Million

Increased Market Capitalization by $439 Million

Competitors

- ArvinMeritor
- Faurecia
- Eberspächer
- Bosal
- Delphi

- ZF Sachs
- Delphi
- ArvinMeritor
- Kayaba
- Magneti Marelli

Key Advantages

Emission & Ride Control
- Advanced technologies
- Experienced team
- Product/process quality
- Global program management
- Japanese alliances
- Joint ventures in China, India, Thailand, and U.K.
- Customer relationships
- Broad product range
- Full service supplier
- Just-In-Time (JIT) assembly

Top Five Customers

- General Motors
- Ford
- Volkswagen
- PSA Peugeot/Citroen
- DaimlerChrysler

- Ford
- Volkswagen
- General Motors
- DaimlerChrysler
- Nissan

Top Five Platforms 2004

- GM Bravada, Envoy, Trailblazer
- GM Escalade, Silverado, Suburban, Avalanche, Tahoe, Sierra, Yukon
- Dodge Ram Pickup
- PSA Citroen C5, Peugeot 407, Peugeot 608
- GM Opel Vectra, Saab 9-3, Chevy Malibu, Pontiac G6

- GM Escalade, Silverado, Suburban, Avalanche, Tahoe, Sierra, Yukon
- Ford Focus, Mazda 323, Volvo S40
- VW Golf, New Caddy, Seat Altea
- DaimlerChrysler Town & Country, Voyager, Caravan
- VW Transporter

Market Opportunities

- Additional content due to emission regulations
- Diesel aftertreatment
- Customized sound attenuation
- Demand for diesel/ hybrid/fuel cell
- Emerging markets
- Commercial vehicle segment

- Vehicle stability/ safety requirements
- Modular assembly
- New technologies
- Adjacent markets
- Electronic technologies

Competitors

- ArvinMeritor
- OE Service
- Bosal
- Goerlich's Exhaust Systems
- Midas/IPC

- ArvinMeritor
- Kayaba
- OE Service
- ZF Sachs

Key Advantages

Emission & Ride Control
- Brand dominance
- Relationships with all major wholesale distributors/retailers
- Global presence
- Leading market shares
- Product innovation
- Product quality
- Extensive product and vehicle coverage
- Targeted marketing programs
- Introduction of service parts

Top Five Customers

- NAPA
- TEMOT Autoteile
- Automotive Distribution International (ADI)
- Advance Auto Parts
- Independent Motor Trade Factors Association (IFA)

- NAPA
- Advance Auto Parts
- O'Reilly Auto Parts
- TEMOT Autoteile
- Pep Boys

Leading Products

- Quiet-Flow3® Mufflers/ Assemblies
- Dynomax® Ultra-Flo Stainless/ Welded Mufflers/Systems
- DNX™ performance exhaust systems
- SoundFX™ mufflers
- Clean Air™ catalytic converters

- Reflex® shocks & struts
- Sensa-Trac® shocks & struts
- Rancho® shocks, struts and suspension lift kits
- Quick Strut™
- Gas-Magnum® shocks
- DNX™ performance shocks and struts
- Monro-Matic Plus® shocks
- DuPont™ car-care line

Market Opportunities

- Growing number of vehicles on the road
- OE Service
- New technologies
- Emission regulations
- Performance-product demand

- Growing number of vehicles on the road
- OE Service
- New technologies
- Unperformed maintenance
- Premium mix expansion
- Broader product coverage
- Heavy-duty truck penetration
- Safety/installer education
- Testing/diagnostic equipment

Diverse Customer Base





Largest OE Customers

17.9%	General Motors
12.0%	Ford Motor Co.
10.5%	[illegible]
8.0%	[illegible]
7.4%	PSA Peugeot Citroen
3.9%	[illegible]
2.2%	[illegible]
2.0%	[illegible]






Profile:

People:	[illegible]
Manufacturing & Just-In-Time Facilities:	[illegible]
Engineering Centers:	[illegible]
Countries Served:	[illegible]

Tenneco Automotive

ORIGINAL EQUIPMENT

Operations	2004 Sales	Markets Served	Products	Brands
Emission Control	$2,287 million	▪ Passenger cars ▪ Light trucks ▪ Commercial vehicles ▪ Industrial applications ▪ Motorbikes	▪ Complete exhaust systems ▪ Fabricated manifolds ▪ Manifold-converter modules ▪ Catalytic converters ▪ Mufflers and resonators ▪ Diesel particulate filter systems ▪ NOx abatement systems ▪ Exhaust heat exchangers ▪ Exhaust isolators & hanging systems	Gillet WIMETAL WALKER Exhaust Systems
Ride Control	$931 million	▪ Passenger cars ▪ Light trucks ▪ Commercial vehicles ▪ Golf carts ▪ Off-road recreational ▪ Rail cars	▪ Shocks & struts ▪ Suspension bushings ▪ Coil, air & leaf springs ▪ Torque rods ▪ Engine/body mounts ▪ Suspension modules/systems ▪ Control arms/bars/links ▪ Cabin dampers ▪ Computerized electronic suspension ▪ Anti-roll system	MONROE AXIOS. CLEVITE Elastomers Kinetic Suspension Systems Fric-Rot

AFTERMARKET

Operations	2004 Sales	Markets Served	Products	Brands
Emission Control	$365 million	▪ Passenger cars ▪ Light trucks ▪ Commercial vehicles ▪ Performance vehicles	▪ Manifolds ▪ Mufflers ▪ Pipes ▪ Tubing ▪ Mounting components ▪ Catalytic converters ▪ Performance mufflers	WALKER Exhaust Systems DNX Fonos LUKEY Performance Exhaust DYNOMAX Performance Exhaust Thrush Turbo
Ride Control	$630 million	▪ Passenger cars ▪ Light trucks ▪ Commercial vehicles ▪ Performance vehicles ▪ Trailers	▪ Shocks ▪ Struts ▪ Cartridges ▪ Mounting kits ▪ Performance shocks, struts, filters and brakes ▪ Torque rods ▪ Suspension bushings ▪ Engine mounts ▪ Coil springs ▪ Car-appearance products	MONROE AXIOS. RANCHO Kinetic Suspension Systems DNX ARMSTRONG

	2004	2003
Revenues (millions)	$4,213	$3,7[illegible]
Emission Control/ Ride Control Balance*	63/37	63/[illegible]
Original Equipment/ Aftermarket Balance*	76/24	75/25

*percentage of sales

2004 Sales

North America 47%
Europe and South America 44%
Asia Pacific 9%

2004 EBIT*

North America 7[illegible]%
Europe and South America 1[illegible]%
Asia Pacific [illegible]%

*EBIT is earnings before interest expense, taxes, and minority interest.

>> VISION

PIONEERING GLOBAL IDEAS FOR CLEANER, QUIETER AND SAFER TRANSPORTATION.

CORPORATE PROFILE

Tenneco Automotive is one of the world's largest designers, manufacturers and marketers of emission control and ride control products and systems for the automotive original equipment market and aftermarket. The company became an independent corporation in 1999, allowing singular focus on strategies to maximize global results.

Tenneco Automotive markets its products principally under the Monroe®, Walker®, Gillet®, and Clevite® Elastomer brand names. Leading manufacturers worldwide use our products in their vehicles, attracted principally by our groundbreaking advanced technologies. We are one of the top suppliers to the automotive aftermarket, offering exceptionally strong brand recognition among consumers and trade personnel.

VALUES

Teamwork
Seamless collaboration

Integrity
Being honest, fair and never compromising our ethics

Trust
Relying on and having faith in one another

Passion and a Sense of Urgency
A consuming desire to win now

Balance
Promoting a balanced perspective in everything we do

Accountability
Accepting responsibility for our actions

Continuous Improvement
Relentless focus on achieving more with less

ED
Execution and Discipline

EXECUTION AND DISCIPLINE

Execution and Discipline drive results through detailed planning, follow-through and accountability.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

Execution and Discipline has driven notable progress in Tenneco Automotive's business since we emerged as a separately traded public company five years ago. The table below summarizes our reported results, which include the costs of achieving this improvement — namely restructuring, refinancing and similar charges. Adjusting for these items, our operational improvements were even greater. You can read more information about the charges in Management's Discussion and Analysis found in our Form 10-K included in this Annual Report.

(dollars in millions except share and per share data)	2004	2003	2002	2001	2000	1999
Sales	$4,213	$3,766	$3,459	$3,364	$3,528	$3,260
Earnings before interest and taxes	$ 171	$ 176	$ 169	$ 92	$ 120	$ 148
Depreciation and amortization	$ 177	$ 163	$ 144	$ 153	$ 151	$ 144
EBITDA*	$ 348	$ 339	$ 313	$ 245	$ 271	$ 292
Net income (loss) before discontinued operations and changes in accounting principles	$ 13	$ 27	$ 31	$ (130)	$ (42)	$ (81)
Earnings (loss) per share before discontinued operations and changes in accounting principles	$ 0.31	$ 0.65	$ 0.74	$ (3.43)	$ (1.20)	$ (2.42)
Capital expenditures	$ 130	$ 130	$ 138	$ 127	$ 146	$ 154
Average diluted shares outstanding	44,180,460	41,767,959	41,667,815	38,001,248	34,906,825	33,656,063
Total debt	$1,420	$1,430	$1,445	$1,515	$1,527	$1,634
Cash and cash equivalents	$ 214	$ 145	$ 54	$ 53	$ 35	$ 84
Debt net of cash balances	$1,206	$1,285	$1,391	$1,462	$1,492	$1,550

*EBITDA represents income from continuing operations before cumulative effect of changes in accounting principles, interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors and other interested parties as an indicator of a company's performance. We believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.


Revenue Per Employee
$ in thousands
$136
$153
$156
$176
$197
$229
1999
2000
2001
2002
2003
2004


Debt Net of Cash Balances
$ in millions
$1,550
$1,492
$1,462
$1,391
$1,285
$1,206
1999
2000
2001
2002
2003
2004


Working Capital†
Percentage of Sales
15.6%
10.1%
6.0%
3.6%
2.1%
0.9%
1999
2000
2001
2002
2003
2004

† See 2004 Form 10-K Item 6 for reconciliation to GAAP reporting measure.

>> TO OUR SHAREHOLDERS

Over the last five years, we've made tremendous headway in improving our financial position and enhancing operating results, and 2004 was no exception. Our team of more than 18,000 employees has steadily transformed this company from a struggling, highly leveraged and newly independent operation to a profitable, high-tech auto supplier with leading market share positions in every region of the world and in each of our product lines.

Enhanced Shareholder Value

Since becoming a stand-alone company, we've pursued the same goals of debt reduction and market expansion, relying on stringent cost management, capitalizing on natural growth drivers and leveraging alliances and joint ventures to get us there. Staying the course has continued to yield improving results. Even in 2004, against a difficult industry backdrop, we remained disciplined in the execution of these strategies and ultimately delivered outstanding results. Let me put some numbers to my enthusiasm.

- Revenues increased 12% in 2004 to $4.2 billion — our highest ever.
- Operating income adjusted for certain items increased 21% over 2003, representing three years of consecutive improvements since becoming a stand-alone company.
- Adjusted earnings were our best ever at $1.18 per share, which is 115% higher than the previous year.
- Capital spending was unchanged from 2003 at $130 million despite the impact of the higher Euro and the fact that in 2004 we more than doubled the number of product or platform launches implemented.
- And debt less cash balances ended the year at a historically low $1.206 billion, down 6% from 2003.

I've cited adjusted numbers so that you can see how our base operations are performing. Of course, an explanation of these adjustments, including restructuring and other items, can be found in the Management's Discussion and Analysis of the attached Form 10-K. Additionally, a reconciliation of the results is detailed on the inside back cover of this report.



Mark P. Frissora
Chairman, Chief Executive Officer and President
April 2005

In 2004, our liquidity benefited from the successful refinancing of our most-expensive 11 5/8% bonds for new 8 5/8% bonds due 2014. As a result, we will generate pre-tax interest expense savings of about $15 million annually.

The market's view of our strong operating performance and this favorable refinancing transaction was reflected in a 171% increase in the market capitalization of our stock last year. This led to two *Automotive News* Shareholder Value Awards, which recognized Tenneco for delivering the highest shareholder return among automotive suppliers for 2004 and over the latest three-year period.

Shareholders also benefited from our long-standing commitment to corporate governance best practices including independence, transparency and accountability. We will continue to incorporate the same high standards and integrity in every aspect of our business.

The Foundation of Our Success

As I think about the exciting opportunities ahead for Tenneco, I realize that we wouldn't be in a position to take advantage of many of them were it not for the significant amount of change that's taken place over several tough years.

Positive change. Above all else, we've become an extremely process-oriented company. This is a priority for us and I'm passionate about it. We've invested in training for every manager in the organization and are now moving that training down to the shop floor, so that everyone is on the same page and equally accountable. Process tools like Lean Manufacturing, Six Sigma, Business Operating Systems, 8D analysis—these are what give Tenneco its low-cost advantage. They allow us to reduce our fixed costs, providing greater flexibility when we need it, while continuing to be competitive for the benefit of our customers.

Restructurings have been necessary and effective. We've closed excess capacity, right-sized our workforce and reorganized our plants for optimal workflow. This has been an extensive undertaking, but the results have made it worthwhile. We're benefiting from higher capacity utilization, improved manufacturing efficiencies and lower overhead costs. Today we're a leaner, more streamlined and more efficient business. There's still work to do of course, but we're much better positioned to capitalize on the many growth opportunities that are now ours for the taking.

Strategic Framework

On this front, our strategic plan has two primary objectives. First, we're targeting growth markets where we can take advantage of external trends.

Examples include:

- emerging automotive regions like China and Eastern Europe;
- legislation-driven regulations for emissions and consumer safety concerns — each offer greater prospects for technology-driven companies;
- frequently replaced service parts, like brakes and filters, in the aftermarket; and
- new and existing customers with positive growth trajectories, like the Japanese and Korean automakers.

Second, we're focused on further diversifying our revenue stream through entry into counter-cyclical adjacent markets like commercial and specialty vehicles.

Diversity of platforms, geography, customers, markets and product lines has been the key to our revenues out-performing global market production rates in each of the last eight quarters. Continuing to diversify our business will better insulate us during challenging automotive cycles.

Our priority is to grow organically. We've come a long way in improving our financial position and have no intention of stepping backwards. Where value can be added through acquisitions, we'll be opportunistic. However, our criteria are stringent. Any acquisition must be accretive and credit neutral. That was the case with our early-2005 $10 million acquisition that brought us all of the exhaust business for Harley-Davidson motorcycles. This profitable business generated 2004 revenues of $38 million and supports our diversification strategy while leveraging our technology strength. Any future acquisitions must offer a low-risk way to grow revenues by enhancing our technical capability in areas like electronics and software for ride control, and air-flow management or fuel management for emission control.

For 2005, our goal is to continue to pursue opportunities that will make Tenneco a stronger company going forward, building on the considerable progress achieved over the last five years. Our improved performance is a sign that we're on the right track.

But for all the progress that we've made, we're really just getting started. We have a distinctive mix of leading brands, growing channels and strong positions around the world. We will continue to focus on areas of high potential, relying on our global workforce of talented, experienced and motivated people to lead us through Execution and Discipline.



Mark P. Frissora

Chairman, Chief Executive Officer
and President

April 2005

>> EXECUTION & DISCIPLINE

Tenneco Automotive has created a culture based on Execution and Discipline, encouraging behaviors and practices that drive value creation. This culture is rooted in its people, processes and strategies.

In the following pages, several of Tenneco's senior leaders talk about the energy, initiative and commitment that have enabled the company to make sustained progress through Execution and Discipline.



Neal Yanos

Senior Vice President and General Manager, North America Ride Control and Aftermarket

20 years in the auto industry

Joined Tenneco Automotive in 1988



Brent Bauer

Senior Vice President and General Manager, North America Original Equipment Emission Control

21 years in the auto industry

Joined Tenneco Automotive in 1996



Hari Nair

Executive Vice President, Managing Director, Europe and South America

20 years in the auto industry

Joined Tenneco Automotive in 1987



Ulrich Mehlmann

Vice President and General Manager, Europe Original Equipment Emission Control

21 years in the auto industry

Joined Tenneco Automotive in 2003



Josep Fornos

Vice President and General Manager, Europe Original Equipment Ride Control

22 years in the auto industry

Joined Tenneco Automotive in 2000



Timothy Donovan

Executive Vice President and General Counsel & Managing Director, Asia Pacific

6 years in the auto industry

Joined Tenneco Automotive in 1999



Lois Boyd

Vice President and General Manager, Commercial Vehicle Systems and Global Program Management

24 years in the auto industry

Joined Tenneco Automotive in 1997



Timothy Jackson

Senior Vice President, Global Manufacturing and Engineering

21 years in the auto industry

Joined Tenneco Automotive in 1999


World Headquarters
Emission Control Manufacturing
Ride Control Manufacturing
Emission Control Engineering Center
Ride Control Engineering Center

>> NORTH AMERICA

How have North American operations changed in the last five years?

Brent Bauer, Senior Vice President and General Manager, North America Original Equipment Emission Control: We have much better process disciplines. We have put in place things like Business Operating Systems, where each area of the business regularly tracks the vital few metrics they need to drive progress. Today, we employ Lean Manufacturing and Six Sigma methods to identify opportunities to take waste out of the system and to increase quality and speed. Processes like these have really become ingrained in the business. Additionally, the savings we're getting by sourcing components from low-cost countries and working with suppliers on cost reductions are making us more competitive and more profitable.

Neal Yanos, Senior Vice President and General Manager, North America Ride Control and Aftermarket: Our focus has been very strategic. We don't expend a lot of resources where the likelihood of profitability is low.

In terms of culture, our people have the attitude that it's their company, and they're running it to win. We hold ourselves accountable for the targets we set and expect to achieve them. That's different from having lots of good ideas, but no accountability for the execution of those ideas.

Brent: That's right. That discipline and accountability is part of what's driven our strong performance over the last five years. Additionally, we have outstanding technical resources and engineering expertise, which gives us a competitive edge. And we're seeing tremendous leverage today as revenues grow and we continue to reduce fixed costs.

How are the new environmental mandates impacting your business?

Brent: It's hard to find a competitor that stacks up better than Tenneco on technology. Our customers know that we have the products and capabilities to help them meet the stricter mandates. In North America, legislation like ULEV, SULEV and Tier II is driving increased exhaust content on gas-engine vehicles. And as diesel engines grow in importance over the next several years, there will be

"Tenneco is efficient. We provide services and products with fewer people and resources than most other big suppliers. And still, our OE revenues continue to outperform market production rates."

Neal Yanos



pollution-control regulations in place for that segment too. In 2004, we leveraged the diesel technology developed for our European operations to win three new light-duty diesel platforms in North America for the 2007 model year. They're the largest platforms we've ever won — and we won them because we had a better technical solution than our competitors.

Business with the Japanese automakers in North America is another targeted growth area for Tenneco. What are you doing to improve your position with these original equipment manufacturers (OEMs)?

Brent: The Japanese automakers are rapidly gaining share in North America, and we certainly want to be a part of their growth. As a result of a long-term focus on building relationships with these customers, we've been successfully winning new business. In 2004, Japanese OEM business represented 19% of our total North American original equipment (OE) revenues. That's up from 16% a year earlier. By delivering the highest levels of quality, responsiveness and execution, we expect these relationships to continue to expand. For example, our award-winning launch of the Lexus RX330 played a big part in our winning the Toyota Tundra truck platform in 2004, which is scheduled to be a high-volume platform that's launching in 2006.

Why is the aftermarket a good business to be in, and what are your plans for growth?

Neal: The aftermarket's a great business for us. We employ a premium product strategy, which drives better margins; and, we have strong brand equity with Monroe and Walker. Additionally, we've been improving profitability as we capitalize on favorable manufacturing synergies across our product lines. We're also benefiting from a stronger top line as sales to existing customers expand, the exhaust market stabilizes, and we add new customers like Pep Boys for ride control products, and Wal-Mart and Target for our niche DuPont-branded car-care line. In addition to our leading market shares, our sales force, customer support areas, and engineering and marketing savvy give us a clear competitive advantage that we can leverage by bringing new, non-core products through our distribution channel.

Execution & Discipline
Pep Boys Case History

Success is the product of many years of hard work. That was the case with the North American Aftermarket team, who pursued Pep Boys for two years, convincing them of the value of the Monroe, Rancho and DNX lines of shocks, struts and exhaust products. Ultimately, we signed a long-term contract to supply Pep Boys stores across the United States and Puerto Rico. Persistence, hard work and customer focus paid off.

North American Revenues Outperform Market Production


% change
2%
0%
4%
1%
3%
-1%
3%
-2%
Q1
Q2
Q3
Q4
2004 Tenneco North American OE Revenues
2004 North American Light Vehicle Production



> "Emission regulations dictate the kind of product solutions that customers are looking for. Based on our expertise and capabilities, in 2004 we won all of the domestic OEMs' light-duty diesel business—our largest platforms ever."
>
> Brent Bauer

Execution & Discipline Cambridge Case History

For Toyota, the first launch of a Lexus made in North America was vitally important. Our Lexus team of emission-control engineers in Canada worked side by side and used extensive bench-marking with Japanese counterparts to find ways to reduce costs, improve performance and reach quality levels that exceeded Toyota's world-class standards. For that, Toyota bestowed its prestigious Excellence Level Award on our team in Cambridge.

How has the rising cost of steel affected your business?

Neal: In ride control, we use a lot of carbon steel for our shocks and struts so the substantially higher costs could really impact our margins. But our global supply chain team has done a great job working with steel suppliers to secure capacity and negotiate the best prices based on our global purchasing power. And we're working with all of our customers to get price recovery. We're also continuing our focus on cost reduction.

Brent: On the exhaust side, we're going to feel some pressure this year. However, we're also negotiating for customer price recovery, and our supply chain team has been very strategic, focusing on materials substitution, low-cost country sourcing and optimizing the sale of our global scrap volumes.

What is the North American operation doing to help improve margins over time?

Brent: We have a pretty good track record of improving gross margin in North America. The formula is simple. Having differentiated technology allows us to capture a better return. Moreover, the leverage we get from adding higher-margin revenues on top of our efforts to continuously lower our fixed costs is significant. Over the long-term, we think there's a lot of opportunity, especially as we expand the implementation of Lean Manufacturing throughout our plants.

North American auto production is expected to be flat this year. Will you continue to outperform the market?

Neal: It's all about the diversity of our platforms and the markets we serve, and the strength of the new platforms that we're launching. Today, we're favorably positioned on a large number of the top-selling vehicles. It's been an advantage.

Brent: The diversity of our customer base is another advantage. Having Toyota, Honda and Nissan among our top six customers in North America is really paying off.


Europe
South Africa
Emission Control Manufacturing
Ride Control Manufacturing
Elastomer Manufacturing
Emission Control Eng. Center
Ride Control Engineering Center
Ride/Emission Control Eng. Center
South America

>> EUROPE & SOUTH AMERICA

How have you transformed European operations in recent years?

Hari Nair, Executive Vice President, Managing Director, Europe and South America: Over the past five years, we've adjusted to changes in the marketplace by modifying our profile in terms of manufacturing capacity and location, customer mix and market share. This was the result of careful planning and determined execution, and leaves us well positioned to benefit from market opportunities.

Ulrich Mehlmann, Vice President and General Manager, Europe Original Equipment Emission Control: Also, we've made our operations more process-oriented, improving efficiency and reducing our costs. Equally important, our innovative technologies are driving new business growth in emission control as well as our expanded presence in the luxury segment.

Josep Fornos, Vice President and General Manager, Europe Original Equipment Ride Control: The European OE ride control business has benefited from a renewed focus. Based on the incremental new contracts we've won, we should move closer to the #1 position in the European market this year.

Hari: Besides operational improvements, we've completely transformed the culture of the organization. The concept of Execution and Discipline is embedded in the way our people work. It's about making people accountable. Employees must feel that they can contribute to the best of their abilities. Recognition and celebration of success are key to this.

The improvement in the OE operation has been significant. How much opportunity is left?

Ulrich: Quite a bit. On the top line, our technological leadership in developing diesel products that provide a cost-effective means for meeting stricter emission standards results in greater customer satisfaction. That means more opportunity for Tenneco. In addition, we are looking at adjacent markets, like commercial trucks and specialty vehicles, to generate increased revenues. Our focus is more pointed than simple revenue generation. We are driving for profitable growth.


recognize us as a contributor to their
and not merely a commodity supplier.
can manage the entire development spectrum.
engineering and technology is what
us apart.
Nair

Execution & Discipline Valencia Case History

Execution and Discipline was critical to meeting the simultaneous challenges of serving new customers, handling multiple launches and executing a plant redesign at our emission-control facility in Valencia, Spain in 2004. Launching four new platforms—each for a different customer—while moving 80% of the equipment to improve workflow was accomplished successfully without the need for additional resources and without disrupting any production for existing customers.

Josep: I agree. Our advanced Computerized Electronic Suspension product provides vehicle handling and safety improvements that customers are willing to pay for. At the same time, we are reducing costs by increasing purchases from low-cost countries, out-sourcing non-core processes, further reducing inventories and standardizing more of our products and processes.

Hari: The improving South American economy and our efficient operations there also present opportunities for growth. Additionally, we'll continue to look at ways to fine-tune our manufacturing footprint to take advantage of market growth and lower costs in Eastern Europe.

What percent of manufacturing is in Eastern Europe?

Hari: Approximately 22% of our European OE ride control manufacturing capacity is in the east today versus a low single-digit percentage just a few years ago. We are continuing to migrate our emission control capacity to Eastern Europe as well.

Josep: We have been aggressive in developing opportunities in Eastern Europe. In 2004, we launched the high-volume Ford Focus, a compelling example of our "Go East" strategy. We would never have won this ride control business without our capacity in Poland and the Czech Republic.

Ulrich: Moreover, we now have full engineering and design capabilities for exhaust systems in Eastern Europe. We believe this differentiates us from most automotive suppliers. And, while Western European automotive production is expected to be flat this year, we see positive projections in the east and are well positioned to capitalize on that expansion. For example, we are building relationships in Russia with our exhaust contract for the Lada Riva, manufactured by AvtoVAZ, and we'll begin supplying exhaust parts for GM's Opel Astra in Poland this year.

What was your most important launch in 2004?

Hari: We had 37 well-executed OE product or platform launches in Europe last year and all of them were important. These successes helped increase our OE ride control market share in Europe from the #4 position as recently as 2001 to challenging the leading competitor for the top position in 2005. At the same time, we maintained our #1 position* in the European OE emission control business.

Ulrich: We also made great strides in increasing customer satisfaction last year by implementing detailed plans for meeting and exceeding expectations. As a result, we had a number of successful launches including the BMW 1-Series, which represents our move into the higher-volume small-vehicle segment, and Porsche's Boxster and 911, which demonstrate our continuing relationship with this prestigious nameplate.

*Market share data in this annual report is based on 2004 estimated revenues and are compiled from our knowledge of our relative position in the market and industry sources. These data are prepared in accordance with what Tenneco believes to be standard industry practice.


Mehlmann
Josep Fornos

What will drive future revenue growth?

Josep: New ride control technologies that address comfort and safety such as CES, our electronic shock, and Kinetic, our anti-roll system offering improved vehicle stability. Also, leveraging our North American relationships with the Japanese automakers and developing new relationships with Korean OEMs as both have expanded their European market shares.

Ulrich: Stricter environmental requirements will also drive growth. We anticipate increased value for emission-control content in both the passenger car and commercial vehicle markets.

What have you done to improve European aftermarket results?

Hari: We have been making steady improvements, including signing roughly $20 million in incremental business in 2004 with customers like Van Heck & Co., a major wholesale distributor in the Netherlands. In addition, we adjusted our product mix by eliminating weak-selling parts. And new products being rolled out in 2005, like high-performance brakes and filters under our DNX brand, will help to offset the shrinking exhaust segment that resulted from the introduction of longer-lasting stainless steel by the OEMs. We've also streamlined manufacturing operations to reduce costs, including integrating aftermarket and OE production to more efficiently utilize capacity.

Why are European operating margins lower than North America's?

Hari: Complexity. The total number of countries we serve exceeds 90. That means doing business with multiple legal entities, currencies and languages, and producing a greater number of models and engine variants to meet consumer preferences, which vary by region. But more than anything else, Western European labor costs are significantly higher, in part resulting from a more stringent regulatory environment.

Ulrich: But we are making progress as revenues increase and ongoing restructuring initiatives bear fruit. New OE programs that we've launched in lower-cost Eastern Europe are helping continue this progress.

How does Tenneco stack up against the competition? What differentiates you?

Josep: A combination of things that add up to best-in-class customer service and superior quality. And these are not my words. The most frequent feedback from our customers is that we flex where others don't — whether it be in operations, design, engineering or logistics, and when a customer faces an issue, our reaction speed is second to none.

Ulrich: We place the highest importance on providing solutions that are tailored to individual customers.

Hari: By providing solutions and delivering on our promises, we are building credibility, trust and a win-win partnership with our customers.

European Revenues Outperform Market Production Rates


% change
10%
-1%
14%
2%
13%
3%
16%
-2%
Q1
Q2
Q3
Q4
2004 Tenneco European OE Revenues
2004 W. Europe Lt. Vehicle Production


Asia
Australia
Emission Control Manufacturing
Ride Control Manufacturing
Emission Control Engineering Center
Ride Control Engineering Center

>> ASIA PACIFIC

China is expected to become the world's second largest automotive market in terms of sales in three years. Are China's steps to slow its booming economy likely to persist and what does that mean for Tenneco's growth?

Tim Donovan, Executive Vice President and General Counsel & Managing Director, Asia Pacific: There is concern that the Chinese government might try to further limit economic growth this year. As a result, we expect to deliver a modest increase in volume in 2005 as that economy sorts itself out. Beyond that, I really do believe China's growth is going to be a stair-step versus a straight-line trajectory. Regardless, we continue to believe that the opportunity is substantial, given its population size and relatively low level of vehicle ownership. Over the long-term, China could become Tenneco's largest market.

So what will it take to make that happen?

Tim: Two important catalysts will be greater efficiency in our OE joint-venture operations and the effective use of capacity in low-cost countries for the production of export products and components. As quality improves, the most likely candidates to handle the export volume will be India and China. Today, virtually all of our production in China is for use in the Chinese market.

Another area driving growth will be the stricter emission standards. Beijing is restricting emissions now in anticipation of the 2008 Olympic Games. Shanghai is planning to do the same.

Finally, we are positioning ourselves for the expected consolidation of about 120 automakers in China today to less than 10 that are likely to survive over the long haul as global players. Our leading market share in emission control gives us a competitive advantage as this trend plays out.

What are your plans for Thailand and India?

Tim: Thailand presents an opportunity for us to manufacture cost-effective emission components for export throughout the region. In India, we are upgrading our ride control facility to make products for global export.



"We became the #1 exhaust supplier in China last year and continue to grow with that market, diversifying our customer base through new business."

Tim Donovan

In Asia there are seven joint ventures — five in China and one each in Thailand and India. Are there plans to open more?

Tim: In China we're in pretty good shape right now with the 2004 addition of a new JV to service Ford and the recent partnership with Eberspächer for BMW exhaust business. We currently have four exhaust JVs and one ride control JV in China. Why only one shock plant? Shocks are relatively cost-effective to ship, so having multiple facilities, each in proximity to the customer, is not as important as it is for exhaust facilities. Of course, we're always open to new opportunities to expand our business in the Asia Pacific region.

What is the outlook for growth in the aftermarket business?

Tim: It's a very fragmented market right now in China. There's no clear distribution system for aftermarket like there is in the United States. We're currently launching a very detailed plan to leverage our strong Monroe brand in China with a goal of capturing a 30% share of the aftermarket by 2009.

What differentiates you from the competition in Asia?

Tim: Primarily the quality of our management teams in the region—hiring local people that have intimate knowledge of the markets, as well as the legal, commercial and regulatory environment. We supplement this local orientation by drawing on our global manufacturing, supply chain and technological resources. Additionally, our leading-edge technology gives us a competitive advantage.

What are your top priorities for 2005?

Tim: Expanding and upgrading our ride-control operations, further diversifying our customer base through new business, improving processes, and executing flawless launches.

What does Tenneco's culture of Execution and Discipline mean to you?

Tim: It means differentiating ourselves from the competition by getting the basics right. Best-in-class suppliers like Tenneco know that being more process driven allows more opportunities for growth. We strive to be disciplined in the execution of our programs and processes—and that should give us an advantage.

Execution & Discipline Australia Case History

Global customers need global supply teams that work together across continents, time zones and cultures with seamless focus. General Motors was looking for an exhaust supplier for one of its new models. A Tenneco Australian team enlisted their counterparts in North America and the commercial representative at our South Africa plant. Operating over three continents as a single global crew, the team won incremental new business worth millions of dollars.

Leveraging Joint Ventures to Capitalize on Growth in China

Tenneco Revenue
$ millions


$14
$30
$43
$80
$120
$125
1999
2000
2001
2002
2003
2004



"With new global emission regulations for medium- and heavy-duty trucks, our broad technology portfolio and extensive experience gives us a strategic advantage."

Lois Boyd

>> COMMERCIAL VEHICLE

Tenneco formed its Commercial Vehicle business unit in 2004. Why this heightened emphasis now?

Lois Boyd, Vice President and General Manager, Commercial Vehicle Systems and Global Program Management: We've always participated in this segment with ride control and elastomer, or rubber-to-metal, products, but had no real presence in the exhaust market and not in a global fashion. Although the emission-control market worldwide was less than $200 million in 2003, future opportunities are enormous. We estimate the size of the market could reach $2.2 billion by 2010 as more stringent environmental regulations require more sophisticated technology, driving up the value of vehicle content. We formed a business unit to take advantage of this growth, capitalizing on our global synergies, as well as our reputation in the light-truck exhaust market.

What hurdles do you face?

Lois: Since we're relatively new to the commercial vehicle exhaust market, raising our visibility with the truck makers is our biggest challenge. We spent a lot of time this year linking the brands they know — Gillet, Walker, Monroe, Clevite — to Tenneco Automotive. We're fortunate to already have good customer relationships on the ride-control side that we can leverage, and that many of the traditional muffler suppliers in this market don't have emission technologies to support the OEMs in addressing the new environmental mandates. We believe that our experience, products and capabilities give us an edge.

Have you been successful in winning any new business yet?

Lois: We are the exhaust supplier to DaimlerChrysler on their heavy-duty Actros truck in Europe, which launched in January 2005 and addresses the Euro 4/Euro 5 environmental regulations. We've also been awarded business by one of North America's largest commercial vehicle producers to supply exhaust systems that meet EPA 2007 standards. And currently, we're quoting on 2007 launches with some specialty market customers and on platforms that must meet Euro 5 standards, beginning in 2008, and more stringent EPA standards for 2010.

Higher Content Per Vehicle Drives Growth Opportunities

Global Exhaust Market for Medium/Heavy-Duty Trucks
Revenue in Millions


$1,685
$1,200
$818
$823
EPA
U.S. 07
$173
$203
EURO 4
& Japan
2003
2004
2005
2006
2007
Medium/Heavy-Duty Truck Market
With Selective Catalytic Reduction adoption in U.S.

Sources: Global Insight unit volume; TEN estimate of content per vehicle

What are specialty markets?

Lois: Specialty markets include vehicles like snowmobiles, recreational vehicles, golf carts, and motorcycles. There are about 30 million motorcycles produced globally each year. We currently have BMW business in Europe, and recently acquired the exclusive Harley-Davidson exhaust business in North America. Specialty markets are niche opportunities with big potential.



"Computerized electronic suspension is an exciting new technology that enhances vehicle stability and control. We expect our share of the electronic-shock market in Europe to triple by 2007."

Tim Jackson

>> TECHNOLOGY

Tenneco is known for developing and commercializing innovative technologies. What design and engineering capabilities are unique to the company?

Tim Jackson, Senior Vice President, Global Manufacturing and Engineering: Tenneco has always been a leader in emission technology, from the mid-1970s with development of catalytic converters to being an industry-leading supplier of diesel particulate filter (DPF) technology today. Just one vehicle without a diesel particulate filter emits the same amount of pollution as 10,000 vehicles properly equipped with diesel particulate filters.

The market potential for DPF is significant. In Europe, 44% of light-vehicle registrations are diesel, yet only a small percentage are voluntarily fitted with DPF technology. The new European emission standards of 2008 should increase that number rapidly. In North America, diesel accounts for just over 1% of the market today, but could reach 6%-8% of total units produced by the end of this decade.

What's new in ride control?

Tim: Electronic shocks, which offer both superior ride and handling. We're also taking advantage of opportunities to use our elastomers expertise with some of our exhaust and ride-control components, like we did with the exhaust hangers for the new Ford F-150. Additionally, we're developing fluid-filled elastomers that act as a damper to minimize noise, vibration and harshness. All are leading-edge, high-margin products.

What products do you have to improve fuel efficiency?

Tim: One of our most exciting products is the Semi Active Muffler (SAM). SAM provides a cost-effective means of satisfying the need to provide acoustic silencing at low engine speeds, while minimizing back pressure at high RPMs — automatically.

Also, we've developed a new close-coupled manifold fabrication technology that is lighter in weight and produces cleaner emissions, more horsepower and greater torque.

What about hybrids and other alternative vehicles?

Tim: We're working with Ford to develop an exhaust system for a diesel/electric hybrid demonstration vehicle. This concept vehicle is the first diesel equipped with an aftertreatment system capable of meeting California's SULEV requirements — the world's toughest! These are exciting times for automotive technology and Tenneco is leading the way.

Innovative Technologies Drive Content Per Vehicle



Diesel Particulate Filter (DPF)



Computerized Electronic Suspension (CES)



Semi Active Muffler (SAM)



BOARD OF DIRECTORS

Left to right:

David B. Price, Jr.[2,3]
Chief Executive Officer
and President
Birdet Price, LLC

Jane L. Warner[2]
President, Plexus Systems

Timothy R. Donovan
Executive Vice President
and General Counsel &
Managing Director, Asia Pacific
Tenneco Automotive Inc.

Mark P. Frissora
Chairman, Chief Executive
Officer and President
Tenneco Automotive Inc.

Frank E. Macher[1]
Retired Chairman and
Chief Executive Officer
Federal-Mogul Corporation

Dennis G. Severance[1]
Accenture Professor of
Business & Information
Technology, Stephen M. Ross
School of Business
University of Michigan

M. Kathryn Eickhoff[1,3]
President and
Chief Executive Officer
Eickhoff Economics, Inc.

Paul T. Stecko[2,3]
Chairman and
Chief Executive Officer
Packaging Corporation
of America

Roger B. Porter[2,3]
IBM Professor of Business
and Government
Harvard University

Charles W. Cramb[1]
Senior Vice President
and Chief Financial Officer
The Gillette Company

1 Audit Committee
2 Compensation/Nominating/
Governance Committee
3 Three-Year Independent Director
Evaluation Committee

Orange numbers indicate the
committee chair.

OFFICERS

Mark P. Frissora
Chairman, Chief Executive
Officer and President

Timothy R. Donovan
Executive Vice President
and General Counsel
& Managing Director,
Asia Pacific

Hari N. Nair
Executive Vice President,
Managing Director,
Europe and South America

Kenneth R. Trammell
Senior Vice President
and Chief Financial Officer

Richard P. Schneider
Senior Vice President,
Global Administration

Timothy E. Jackson
Senior Vice President,
Global Manufacturing
and Engineering

Paul Schultz
Senior Vice President,
Global Supply Chain
Management

Brent J. Bauer
Senior Vice President
and General Manager,
North America
Original Equipment
Emission Control

Neal A. Yanos
Senior Vice President
and General Manager,
North America Ride Control
and Aftermarket

Lois Boyd
Vice President and General
Manager, Commercial
Vehicle Systems and Global
Program Management

Josep Fornos
Vice President and
General Manager, Europe
Original Equipment
Ride Control

Ulrich Mehlmann
Vice President and
General Manger, Europe
Original Equipment
Emission Control

Herman Weltens
Vice President, Global
Engineering and Technology,
Emission Control

Theo Bonneu
Vice President, Finance,
Europe

H. William Haser
Vice President and
Chief Information Officer

John E. Kunz
Vice President and Treasurer

Paul D. Novas
Vice President, Finance
and Administration, Europe

James A. Perkins
Vice President and Controller

James K. Spangler
Vice President,
Global Communications

J. Jeffrey Zimmerman
Vice President, Law

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12387

TENNECO AUTOMOTIVE INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**76-0515284** (I.R.S. Employer Identification No.)
500 North Field Drive **Lake Forest, IL** (Address of principal executive offices)	**60045** (Zip Code)

Registrant's telephone number, including area code: (847) 482-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
6.70% Notes due 2005; 7.45% Debentures due 2025; 9.20% Debentures due 2012; 10.20% Debentures due 2008	New York Stock Exchange
Common Stock, par value $.01 per share	New York, Chicago, Pacific and London Stock Exchanges
Preferred Share Purchase Rights	New York, Chicago, Pacific and London Stock Exchanges

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ✓ No ____

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Class of Common Equity and Number of Shares held by Non-affiliates at June 30, 2004	Market Value held by Non-affiliates*
Common Stock, 41,584,617 shares	$550,164,484

* Based upon the closing sale price on the New York Stock Exchange Composite Tape for the Common Stock on June 30, 2004.

INDICATE THE NUMBER OF SHARES OUTSTANDING OF EACH OF THE REGISTRANT'S CLASSES OF COMMON STOCK, AS OF THE LATEST PRACTICABLE DATE. Common Stock, par value $.01 per share, 43,396,872 shares outstanding as of February 28, 2005.

Documents Incorporated by Reference:

Document	Part of the Form 10-K into which incorporated
Portions of Tenneco Automotive Inc.'s Definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 10, 2005	Part III

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning, among other things, the prospects and developments of the Company (as defined) and business strategies for our operations, all of which are subject to risks and uncertainties. These forward-looking statements are included in various sections of this report, including the section entitled "Outlook" appearing in Item 7 of this report. These statements are identified as "forward-looking statements" or by their use of terms (and variations thereof) such as "will," "may," "can," "anticipate," "intend," "continue," "estimate," "expect," "plan," "should," "outlook," "believe," and "seek" and similar terms (and variations thereof) and phrases.

When a forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results, we express that expectation or belief in good faith and believe it has a reasonable basis, but we can give no assurance that the statement of expectation or belief will result or be achieved or accomplished.

Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include the following:

Changes in consumer demand and prices could materially and adversely impact our financial condition and results of operations. Demand for and pricing of our products are subject to economic conditions and other factors present in the various domestic and international markets where the products are sold. Demand for our original equipment ("OE") products is subject to the level of consumer demand for new vehicles that are equipped with our parts. The level of new car purchases is cyclical, affected by such factors as interest rates, consumer confidence, patterns of consumer spending, fuel cost and the automobile replacement cycle. For example, we believe a key strength for our company is our supply of parts for many North American light trucks and SUVs, which are currently top sellers, but which consumers may not continue to prefer. Demand for our aftermarket, or replacement, products varies based upon such factors as the level of new vehicle purchases, which initially displaces demand for aftermarket products, the severity of winter weather, which increases the demand for certain aftermarket products, and other factors, including the average useful life of parts and number of miles driven. For example, weakened economic conditions in the United States over the last several years resulted in substantially all of the customers of our North American OE operations slowing new vehicle production since 2001 compared to 1999 and 2000 levels. Further decreases in demand for automobiles and automotive products generally, or in the demand for our products in particular, could materially and adversely impact our financial condition and results of operations.

We may be unable to realize sales represented by our awarded business, which could materially and adversely impact our financial condition and results of operations. The realization of future sales from awarded business is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our OE customers will actually produce, the timing of that production and the mix of options that our OE customers and consumers may choose. For example, substantially all of our North American vehicle manufacturer customers slowed new vehicle production in 2001, with a slight increase in 2002. Production rates for 2003 were down three percent from 2002 and production rates for 2004 were down one percent from 2003. We remain cautious regarding production volumes for 2005 due to rising interest rates, oil and steel prices, current OE manufacturers' inventory levels and uncertainty regarding the willingness of OE manufacturers to continue to support vehicle sales through incentives. Given current economic conditions, we expect the North American light vehicle build to be approximately 15.8 million units in 2005, which is equal to 2004 levels. We also expect the European light vehicle production to remain flat in 2005. In addition, our customers generally have the right to replace us with another supplier at any time for a variety of reasons and have increasingly demanded price decreases over the life of awarded business. Accordingly, we cannot assure you that we will in fact realize any or all of the future sales represented by our awarded business. Any failure to realize these sales could have a material adverse effect on our financial condition and results of operations.

In many cases, we must commit substantial resources in preparation for production under awarded OE business well in advance of the customer's production start date. In certain instances, the terms of our OE customer arrangements permit us to recover these pre-production costs if the customer cancels the business through no fault of our company. Although we have been successful in recovering these costs under appropriate circumstances in the past, we can give no assurance that our results of operations will not be materially impacted in the future if we are unable to recover these types of pre-production costs related to OE cancellation of awarded business.

We recently have experienced significant increases in raw materials pricing, and further changes in the prices of raw materials could have a material adverse impact on us. Significant increases in the cost of certain raw materials used in our products, to the extent they are not timely reflected in the price we charge our customers or otherwise mitigated, could materially and adversely impact our results. For example, we recently have experienced significant increases in processed metal and steel prices, which are a growing concern. Increased pressure on steel prices is expected to continue into the foreseeable future. We are working hard to address this issue by evaluating alternative materials and processes, reviewing material substitution opportunities, increasing component and assembly outsourcing to low cost countries and aggressively negotiating with our customers to allow us to recover these higher costs from them. In addition to these actions, we continue to pursue productivity initiatives and review opportunities to reduce costs through restructuring activities. The situation remains fluid as we continue to pursue these actions and, at this point, we cannot assure you that these actions and recent increases in new business awards will be effective in containing margin pressures from these significant steel price increases. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations — Outlook" included in Item 7 for more information.

We may be unable to compete favorably in the highly competitive automotive parts industry. The automotive parts industry is highly competitive. Although the overall number of competitors has decreased due to ongoing industry consolidation, we face significant competition within each of our major product areas. The principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation, global presence and timely delivery. We cannot assure you that we will be able to continue to compete favorably in this competitive market or that increased competition will not have a material adverse effect on our business by reducing our ability to increase or maintain sales or profit margins.

We may not be able to successfully respond to the changing distribution channels for aftermarket products. Major automotive aftermarket retailers, such as AutoZone and Advance Auto Parts, are attempting to increase their commercial sales by selling directly to automotive parts installers in addition to individual consumers. These installers have historically purchased from their local warehouse distributors and jobbers, who are our more traditional customers. We cannot assure you that we will be able to maintain or increase aftermarket sales through increasing our sales to retailers. Furthermore, because of the cost focus of major retailers, we have occasionally been requested to offer price concessions to them. Our failure to maintain or increase aftermarket sales, or to offset the impact of any reduced sales or pricing through cost improvements, could have an adverse impact on our business and operating results.

We may be unable to realize our business strategy of improving operating performance and generating savings and improvements to help offset pricing pressures from our suppliers and customers. We have either implemented or plan to implement strategic initiatives designed to improve our operating performance. The failure to achieve the goals of these strategic initiatives could have a material adverse effect on our business, particularly since we rely on these initiatives to offset pricing pressures from our suppliers and our customers, as described above. We cannot assure you that we will be able to successfully implement or realize the expected benefits of any of these initiatives or that we will be able to sustain improvements made to date.

The cyclicality of automotive production and sales could cause a decline in our financial condition and results. A decline in automotive sales and production would likely cause a decline in our sales to vehicle manufacturers, and could result in a decline in our results of operations and financial condition. The automotive industry has been characterized historically by periodic fluctuations in overall demand for vehicles due to, among other things, changes in general economic conditions and consumer preferences. These fluctuations generally result in corresponding fluctuations in demand for our products. General Motors recently forecasted that it would produce 2.43 million vehicles in North America during the first six months of 2005, approximately 11 percent fewer than it produced in North America during the first six months of 2004. Similarly, Ford recently announced a production forecast of 1.85 million vehicles in North America during the first six months of 2005, approximately 6 percent fewer than it produced in North America during the first six months of 2004. The highly cyclical nature of the automotive industry presents a risk that is outside our control and that cannot be accurately predicted.

Longer product lives of automotive parts are adversely affecting aftermarket demand for some of our products. The average useful life of automotive parts has steadily increased in recent years due to innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. As a result, a portion of sales in the aftermarket has been displaced. This has adversely impacted, and will likely continue to adversely impact, our aftermarket sales. Also, any additional increases in the average useful lives of automotive parts would further adversely affect the demand for our aftermarket products. Aftermarket sales represented approximately 24 percent of our net sales for 2004, as compared to 25 percent of our net sales for 2003.

We may incur material costs related to product warranties, environmental and regulatory matters and other claims, which could have a material adverse impact on our financial condition and results of operations. From time to time, we receive product warranty claims from our customers, pursuant to which we may be required to bear costs of repair or replacement of certain of our products. Vehicle manufacturers are increasingly requiring their outside suppliers to guarantee or warrant their products and to be responsible for the operation of these component products in new vehicles sold to consumers. Warranty claims may range from individual customer claims to full recalls of all products in the field. We cannot assure you that costs associated with providing product warranties will not be material, or that those costs will not exceed any amounts reserved for them in our financial statements. For a description of our accounting policies regarding warranty reserves, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" included in Item 7.

Additionally, we are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. Soil and groundwater remediation activities are being conducted at certain of our current and former real properties. We record liabilities for these activities when environmental assessments indicate that the remedial efforts are probable and the costs can be reasonably estimated. On this basis, we have established reserves that we believe are adequate for the remediation activities at our current and former real properties. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. In future periods, we could be subject to cash or non-cash charges to earnings if we are required to undertake material additional remediation efforts based on the results of our ongoing analyses of the environmental status of our properties, as more information becomes available to us.

We also from time to time are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities, intellectual property matters, personal injury claims, taxes, employment matters or commercial or contractual disputes. For example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues that involves a court-mandated bidding process. We are also subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. Many of these cases also involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. As major asbestos manufacturers continue to go out of business, we may experience an increased number of these claims.

We vigorously defend ourselves in connection with all of the matters described above. We cannot, however, assure you that the costs, charges and liabilities associated with these matters will not be material, or that those costs, charges and liabilities will not exceed any amounts reserved for them in our financial statements. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental and Other Matters," included in Item 7 for further description.

The hourly workforce in the automotive industry is highly unionized and our business could be adversely affected by labor disruptions. Although we consider our current relations with our employees to be good, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. We have not experienced a material labor disruption in our workforce in the last ten years, but there can be no assurance that we will not experience a material labor disruption at one of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, substantially all of the hourly employees of North American vehicle manufacturers are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America under collective bargaining agreements and vehicle manufacturers and their employees in other countries are also subject to labor agreements. A work stoppage or strike at the production facilities of a significant customer, at our facilities or at a significant supplier could have an adverse impact on us by disrupting demand for our products and/or our ability to manufacture our products. For example, a General Motors strike in 1998 reduced second and third quarter revenue and income growth of our OE business in that year.

Consolidation among automotive parts customers and suppliers could make it more difficult for us to compete favorably. Our financial condition and results of operations could be adversely affected because the customer base for automotive parts is consolidating in both the original equipment market and aftermarket. As a result, we are competing for business from fewer customers. Due to the cost focus of these major customers, we have been, and expect to continue to be, requested to reduce prices as part of our initial business quotations and over the life of vehicle platforms we have been awarded. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions requested by existing customers and necessary to win additional business.

Furthermore, the trend toward consolidation among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger companies, our financial condition and results of operations could be adversely affected due to a reduction of, or inability to increase, sales.

We are dependent on large customers for future revenues, the loss of any of which could have a material adverse impact on us. We depend on major vehicle manufacturers for a substantial portion of our net sales. For example, during 2004, General Motors, Ford, Volkswagen, and DaimlerChrysler accounted for 18 percent, 12 percent, 11 percent, and 8 percent of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. We may make fewer sales to these customers for a variety of reasons, including: (1) loss of awarded business; (2) reduced or delayed customer requirements; or (3) strikes or other work stoppages affecting production by the customers.

We are subject to risks related to our international operations. We have manufacturing and distribution facilities in many regions and countries, including Australia, China, India, North America, Europe and South America, and sell our products worldwide. For 2004, approximately 53 percent of our net sales were derived from operations outside North America. International operations are subject to various risks which could have a material adverse effect on those operations or our business as a whole, including:

- exposure to local economic conditions;
- exposure to local political conditions, including the risk of seizure of assets by foreign government;
- exposure to local social unrest, including any resultant acts of war, terrorism or similar events;
- exposure to local public health issues and the resultant impact on economic and political conditions;
- currency exchange rate fluctuations;
- hyperinflation in certain foreign countries;
- controls on the repatriation of cash, including imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries; and
- export and import restrictions.

Exchange rate fluctuations could cause a decline in our financial condition and results of operations. As a result of our international operations, we generate a significant portion of our net sales and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in that currency could have a material adverse effect on our business. For example, where we have significantly more costs than revenues generated in a foreign currency, we are subject to risk if that foreign currency appreciates against the U.S. dollar because the appreciation effectively increases our cost in that country. From time to time, as and when we determine it is appropriate and advisable to do so, we will seek to mitigate the effect of exchange rate fluctuations through the use of derivative financial instruments. We cannot assure you, however, that we will continue this practice or be successful in these efforts.

The financial condition and results of operations of some of our operating entities are reported in foreign currencies and then translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies will have a negative impact on our reported revenues and operating profit while depreciation of the U.S. dollar against these foreign currencies will have a positive effect on reported revenues and operating profit. For example, our European operations were positively impacted in 2002, 2003 and 2004 due to the strengthening of the Euro against the U.S. dollar. Our South American operations were negatively impacted by the devaluation in 2000 of the Brazilian currency as well as by the devaluation of the Argentine currency in 2002. We do not generally seek to mitigate this translation effect through the use of derivative financial instruments.

Further significant changes in our stockholder composition may jeopardize our ability to use some or all of our net operating loss carryforwards. As of December 31, 2004, we had a U.S. Federal tax net operating loss ("NOL") carryforwards of $569 million available to reduce taxable income in future years, and these NOL carryforwards expire in various years through 2024. The federal tax effect of these NOL's is $199 million and is recorded as an asset on our balance sheet as of December 31, 2004. Our ability to utilize our NOL carryforwards could become subject to significant limitations under Section 382 of the Internal Revenue Code ("Section 382") if we undergo a majority ownership change. We would undergo a majority ownership change if, among other things, the stockholders who own or have owned, directly or indirectly, five percent or more of our common stock or are otherwise treated as five percent stockholders under Section 382 and the regulations promulgated thereunder, increase their aggregate percentage ownership of our stock by more than 50 percentage points over the lowest percentage of stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of a majority ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with the NOL carryforwards. Any unused annual limitation may be carried over to later years until the applicable expiration of the respective NOL carryforwards. If we were to undergo a majority ownership change, we would be required to record a reserve for some or all of the asset currently recorded on our balance sheet. As of

December 31, 2004, we believe that there had been a significant change, but not a majority change, in our ownership during the prior three years. We cannot, however, assure you that we will not undergo a majority ownership change in the future. Further, because an ownership change for federal tax purposes can occur based on trades among our existing stockholders, whether we undergo a majority ownership change may be a matter beyond our control.

Other Factors. In addition to the factors described above, we may be impacted by a number of other matters and uncertainties, including: (i) general economic, business and market conditions; (ii) potential legislation, regulatory changes and other governmental actions, including the ability to receive regulatory approvals and the timing of such approvals; (iii) new technologies that reduce the demand for certain of our products or otherwise render them obsolete; (iv) our ability to integrate operations of acquired businesses quickly and in a cost effective manner; (v) changes in distribution channels or competitive conditions in the markets and countries where we operate; (vi) capital availability or costs, including changes in interest rates, market perceptions of the industries in which we operate or ratings of securities; (vii) increases in the cost of compliance with regulations, including environmental regulations, and environmental liabilities in excess of the amount reserved; (viii) changes by the Financial Accounting Standards Board, Public Company Accounting Oversight Board or the Securities and Exchange Commission of authoritative accounting principles generally accepted in the United States of America or policies; (ix) acts of war or terrorism, including, but not limited to, the events taking place in the Middle East, the current military action in Iraq and the continuing war on terrorism, as well as actions taken or to be taken by the United States and other governments as a result of further acts or threats of terrorism, and the impact of these acts on economic, financial and social conditions in the countries where we operate; and (x) the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond our control.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS.

TENNECO AUTOMOTIVE INC.

General

Our company, Tenneco Automotive Inc., is one of the world's leading manufacturers of automotive emission control and ride control products and systems. Our company serves both original equipment vehicle manufacturers ("OEMs") and the repair and replacement markets, or aftermarket, worldwide. As used herein, the term "Tenneco", "we", "us", "our", or the "Company" refers to Tenneco Automotive Inc. and its consolidated subsidiaries.

Tenneco was incorporated in Delaware in 1996 under the name "New Tenneco Inc." ("New Tenneco") as a wholly owned subsidiary of the company then known as Tenneco Inc. ("Old Tenneco"). At that time, Old Tenneco's major businesses were shipbuilding, energy, automotive and packaging. On December 11, 1996, Old Tenneco completed the transfer of its automotive and packaging businesses to us, and spun off our company to its public stockholders. In connection with the 1996 spin-off, Old Tenneco also spun off its shipbuilding division to its public stockholders, the remaining energy company was acquired by El Paso Natural Gas Company and we changed our name from New Tenneco to Tenneco Inc. Unless the context otherwise requires, for periods prior to December 11, 1996, references to "Tenneco", "we", "us", "our" or the "Company" also refer to Old Tenneco. In a series of transactions commencing in January 1999 and culminating with the November 4, 1999 spin off to our shareholders of the common stock of Tenneco Packaging Inc., now known as Pactiv Corporation (the "1999 Spin-off"), we separated our packaging businesses from our automotive business and in connection therewith changed our name from Tenneco to Tenneco Automotive Inc.

During 2003, we completed a series of transactions pursuant to which we refinanced, in its entirety, our then-existing senior credit facility. These transactions involved (1) the sale of an aggregate of $475 million of senior secured notes due 2013 in June and December, and (2) entering into an amended and restated credit agreement with JPMorgan Chase Bank, as administrative agent, and a group of other lenders in December. During 2004, we completed the redemption of our $500 million 11⅝ percent senior subordinated notes due 2009, using the net proceeds of our sale of $500 million of new 8⅝ percent senior subordinated notes due 2014 plus cash on hand. In February 2005 we amended our senior credit facility to reduce by 75 basis points the interest rate on the term loan B facility and the tranche B-1 letter of credit/revolving loan facility. These transactions had or will have a substantial impact on the nature of our outstanding debt, as well as our liquidity, debt amortization requirements and interest expense. See the section entitled "Liquidity and Capital Resources" included elsewhere in this report under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for a description of these transactions.

Corporate Governance and Available Information

We have established a comprehensive corporate governance plan for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. As part of its annual review process, the Board of Directors monitors developments in the area of corporate governance. In late 2003, the Securities and Exchange Commission ("SEC") approved changes proposed by the New York Stock Exchange ("NYSE") to its corporate governance and listing requirements. The Board of Directors determined to voluntarily implement these changes on an accelerated basis in 2003 and 2004, to the extent our practices were not already in compliance. Listed below are some of the key elements of our corporate governance plan. For more information about these matters, see our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 10, 2005.

Independence of Directors

- Eight of our ten directors are independent under the revised NYSE listing standards.
- Independent directors are scheduled to meet separately in executive session after every regularly scheduled Board of Directors meeting.
- The Board of Directors has a lead independent director, Mr. Paul T. Stecko.

Audit Committee

- All members meet the independence standards for audit committee membership under the revised NYSE listing standards and applicable SEC rules.
- One member of the Audit Committee, Mr. Charles Cramb, qualifies as an "audit committee financial expert," as defined in the SEC rules, and the remaining members of the Audit Committee satisfy the NYSE's financial literacy requirements.
- The Audit Committee operates under a written charter which governs its duties and responsibilities, including its sole authority to appoint, review, evaluate and replace the Company's independent auditors.
- The Audit Committee has adopted policies and procedures governing the pre-approval of all audit, audit-related, tax and other services provided by the Company's independent auditors.

Compensation/Nominating/Governance Committee

- All members meet the independence standards for compensation and nominating committee membership under the revised NYSE listing standards.
- The Compensation/Nominating/Governance Committee operates under a written charter that governs its duties and responsibilities, including the responsibility for executive compensation.

Corporate Governance Principles

- The Company has adopted Corporate Governance Principles, including qualification and independence standards for directors.

Stock Ownership Guidelines

- The Company has adopted Stock Ownership Guidelines to align the interests of its executives with the interests of stockholders and promote the Company's commitment to sound corporate governance.
- The Stock Ownership Guidelines apply to the independent directors, the Chairman and Chief Executive Officer, all Executive Vice Presidents and all Senior Vice Presidents. Ownership levels are determined as a multiple of the participant's base salary or, in the case of an independent director, his or her Board of Director's retainer fee and then converted to a fixed number of shares.

Communication with Directors

- The Audit Committee has established a process for confidential and anonymous submission by employees of the Company, as well as submissions by other interested parties, regarding questionable accounting or auditing matters.
- Additionally, the Board of Directors has established a process for stockholders to communicate with the Board of Directors, as a whole, or any non-management director.

Codes of Business Conduct and Ethics

- Management has adopted a Code of Ethical Conduct for Financial Managers, which applies to our Chief Executive Officer, Chief Financial Officer, Controller and other key financial managers. This code is filed as Exhibit 14 to this report.

- In addition, our company has operated under an omnibus Statement of Business Principles that applies to all directors, officers and employees and includes provisions ranging from restrictions on gifts to conflicts of interests. All salaried employees are required to affirm in writing their acceptance of these principles.

Personal Loans to Executive Officers and Directors

- Our company complies with and will operate in a manner consistent with the legislation outlawing extensions of credit in the form of a personal loan to or for its directors or executive officers.

Our Internet address is *www.tenneco-automotive.com.* We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as filed with or furnished to the SEC, available free of charge on our Internet website as soon as reasonably practicable after submission to the SEC. Securities ownership reports on Forms 3, 4, and 5 are also available free of charge on our website as soon as reasonably practicable after submission to the SEC. The contents of our website are not, however, a part of this report.

Our Audit Committee Charter, Compensation/Nominating/Governance Committee Charter, Corporate Governance Principles, Stock Ownership Guidelines, Audit Committee policy regarding accounting complaints, Code of Ethical Conduct for Financial Managers, Statement of Business Principles, policy for communicating with the Board of Directors and Audit Committee policy regarding the pre-approval of audit, non-audit, tax and other services are available on our website at *www.tenneco-automotive.com.* In addition, we will make a copy of any of these documents available to any person, without charge, upon written request to Tenneco Automotive Inc., 500 North Field Drive, Lake Forest, Illinois 60045, Attn: General Counsel. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K and applicable NYSE rules regarding amendments to or waivers of our Code of Ethical Conduct for Financial Managers and Statement of Business Principles by posting this information on our website at *www.tenneco-automotive.com.*

CEO and CFO Certifications

In 2004, our chief executive officer provided to the NYSE the annual CEO certification regarding Tenneco Automotive's compliance with the NYSE corporate governance listing standards. In addition, our chief executive officer and chief financial officer filed with the Securities and Exchange Commission all required certifications regarding the quality of Tenneco Automotive's disclosures in its fiscal 2004 SEC reports. There were no qualifications to these certifications.

CONTRIBUTIONS OF MAJOR BUSINESSES

For information concerning our operating segments, geographic areas and major products or groups of products, see Note 11 to the consolidated financial statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included in Item 8. The following tables summarize for each of our operating segments for the periods indicated: (i) net sales and operating revenues; (ii) earnings before interest expense, income taxes and minority interest ("EBIT"); and (iii) capital expenditures. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 for information about certain costs and charges included in our results.

Net Sales and Operating Revenues:

	2004		2003		2002	
	(Dollar Amounts in Millions)					
North America	$1,966	47%	$1,887	50%	$1,906	55%
Europe and South America	1,922	46	1,595	42	1,354	39
Asia Pacific	399	9	338	9	249	7
Intergroup sales	(74)	(2)	(54)	(1)	(50)	(1)
Total	$4,213	100%	$3,766	100%	$3,459	100%

EBIT:

	2004		2003		2002	
	(Dollar Amounts in Millions)					
North America	$130	76%	$131	74%	$129	76%
Europe and South America	22	13	23	13	24	14
Asia Pacific	19	11	22	13	16	10
Total	$171	100%	$176	100%	$169	100%

Capital Expenditures:

	2004		2003		2002	
	(Dollar Amounts in Millions)					
North America	$ 55	43%	$ 54	42%	$ 67	49%
Europe and South America	59	45	61	47	59	43
Asia Pacific	16	12	15	11	12	8
Total	$130	100%	$130	100%	$138	100%

Interest expense, income taxes, and minority interest that were not allocated to our operating segments are:

	2004	2003	2002
	(Millions)		
Interest expense (net of interest capitalized)	$179	$149	$141
Income tax benefit	(25)	(6)	(7)
Minority interest	4	6	4

DESCRIPTION OF OUR BUSINESS

With 2004 revenues of over $4.2 billion, we are one of the world's largest producers of automotive emission control and ride control systems and products. We serve both original equipment manufacturers and replacement markets worldwide through leading brands, including Monroe®, Rancho®, Clevite® Elastomers, and Fric Rot™ ride control products and Walker®, Fonos™, and Gillet™ emission control products.

As an automotive parts supplier, we design, engineer, manufacture, market and sell individual component parts for vehicles as well as groups of components that are combined as modules or systems within vehicles. These parts, modules and systems are sold globally to most leading OEMs and throughout all aftermarket distribution channels.

Overview of Automotive Parts Industry

The automotive parts industry is generally separated into two categories: (1) "original equipment" or "OE" sales, in which parts are sold in large quantities directly for use by OEMs; and (2) "aftermarket" sales, in which parts are sold as replacement parts in varying quantities to a wide range of wholesalers, retailers and installers. In the OE market, parts suppliers are generally divided into tiers — "Tier 1" suppliers, who provide their products directly to OEMs, and "Tier 2" or "Tier 3" suppliers, who sell their products principally to other suppliers for combinations into the other suppliers' own product offerings.

Demand for automotive parts in the OE market is generally a function of the number of new vehicles produced, which in turn is a function of prevailing economic conditions and consumer preferences. In 2004, the number of light vehicles produced was 15.8 million in North America, 24.3 million in Europe and South America and 21.2 million in Asia Pacific. Worldwide new light vehicle production is forecasted to increase to over 67.6 million units in 2007 from approximately 61.3 million units in 2004. Although OE demand is tied to planned vehicle production, parts suppliers also have the opportunity to grow through increasing their product content per vehicle, by further penetrating business with existing customers and by gaining new customers and markets. Companies with global presence and advanced technology, engineering, manufacturing and support capabilities, such as our company, are, we believe, well positioned to take advantage of these opportunities.

Demand for aftermarket products is driven by the quality of OE parts, the number of vehicles in operation, the average age of the vehicle fleet, vehicle usage and the average useful life of vehicle parts. Although more vehicles are on the road than ever before, the aftermarket has experienced weakness due to improved quality of OE parts and increases in average useful lives of automotive parts as a result of technological innovation. In addition, the decline from 1995 to 2003 of the number of vehicles in the six to ten year-old vehicle segment (from 63.7 million to 62.1 million) — when cars generally need first-line replacement parts such as those offered by us — is also driving aftermarket softness. Suppliers are increasingly being required to deliver innovative aftermarket products that upgrade the performance or safety of a vehicle's original components to drive aftermarket demand.

Industry Trends

Currently, we believe several significant existing and emerging trends are dramatically impacting the automotive industry. As the dynamics of the automotive industry change, so do the roles, responsibilities and relationships of its participants. Key trends that we believe are affecting automotive parts suppliers include:

Outsourcing and Demand for Systems and Modules

OE manufacturers are increasingly moving towards outsourcing automotive parts and systems to simplify the vehicle assembly process, lower costs and reduce vehicle development time. Outsourcing allows OE manufacturers to take advantage of the lower cost structure of the automotive parts suppliers and to benefit from multiple suppliers engaging in simultaneous development efforts. Furthermore, development of advanced electronics has enabled formerly independent vehicle components to become "interactive," leading to a shift in demand from individual parts to fully integrated systems. As a result, automotive parts suppliers offer OE manufacturers component products individually, as well as in a variety of integrated forms such as modules and systems:

- "Modules" are groups of component parts arranged in close physical proximity to each other within a vehicle. Modules are often assembled by the supplier and shipped to the OEM for installation in a vehicle as a unit. Seats, instrument panels, axles and door panels are examples.
- "Systems" are groups of component parts located throughout a vehicle which operate together to provide a specific vehicle function. Anti-lock braking systems, safety restraint systems, roll control systems, emission control and powertrain systems are examples.

This shift in demand towards fully integrated systems has created the role of the Tier 1 systems integrator. These systems integrators will increasingly have the responsibility to execute a number of activities, such as design, product development, engineering, testing of component systems and purchasing from Tier 2 suppliers. We are an established Tier 1 supplier with more than ten years of product integration experience. We have modules or systems for 71 vehicle platforms in production worldwide and modules or systems for 17 additional platforms under development. For example, we supply ride control modules for the DaimlerChrysler Caravan, the Nissan Pathfinder, the VW Transporter and the Peugeot 1007 and the exhaust emission control system for the Porsche Boxster, Nissan Xterra, Ford Transit, DaimlerChrysler DR Ram and Jaguar XJ Type.

Global Consolidation of OE Customers

Given the trend in business combinations among vehicle manufacturers — such as the DaimlerChrysler merger and General Motors' acquisition of Daewoo — as well as the global OE expansion over the last decade, OEMs are increasingly requesting suppliers to provide parts on a global basis. As the customer base of OEMs has consolidated and emerging markets have become more important to achieving growth, suppliers must be prepared to provide products any place in the world.

- Growing Importance of Emerging Markets: Because the North American and Western European automotive markets are relatively mature, OE manufacturers are increasingly focusing on emerging markets for growth opportunities, particularly China, Eastern Europe, India and Latin America. This increased OE focus has, in turn, increased the growth opportunities in the aftermarkets in these regions.
- Governmental Tariffs and Local Parts Requirements: Many governments around the world require that vehicles sold within their country contain specified percentages of locally produced parts. Additionally, some governments place high tariffs on imported parts.
- Location of Production Closer to End Markets: OE manufacturers and parts suppliers have relocated production globally on an "onsite" basis that is closer to end markets. This international expansion allows suppliers to pursue sales in developing markets and take advantage of relatively lower labor costs.

With facilities around the world, including the key regions of North America, South America, Europe and Asia, we can supply our customers on a global basis.

Global Rationalization of OE Vehicle Platforms

OE manufacturers are increasingly designing "global platforms." A global platform is a basic mechanical structure of a vehicle that can accommodate different features and is in production and/or development in more than one region. Thus, OE manufacturers can design one platform for a number of similar vehicle models. This allows manufacturers to realize significant economies of scale through limiting variations across items such as steering columns, brake systems, transmissions, axles, exhaust systems, support structures and power window and door lock mechanisms. We believe that this shift towards standardization will have a large impact on automotive parts suppliers, who should experience a reduction in production costs as OE manufacturers reduce variations in components. We also expect parts suppliers to experience higher production volumes per unit and greater economies of scale, as well as reduced total investment costs for molds, dies and prototype development. Light vehicle platforms of over one million units are expected to grow from 19 percent to 30 percent of global OE production from 2004 to 2009.

Increasing Technologically Sophisticated Content

As consumers continue to demand competitively priced vehicles with increased performance and functionality, the number of sophisticated components utilized in vehicles is increasing. By replacing mechanical functions with electronics and by integrating mechanical and electronic functions within a vehicle, OE manufacturers are achieving improved emission control, improved safety and more sophisticated features at lower costs.

Automotive parts customers are increasingly demanding technological innovation from suppliers to address more stringent emission and other regulatory standards and to improve vehicle performance. To develop innovative products, systems and modules, we have invested $76 million for 2004 and $67 million for both 2003 and 2002 into engineering, research and development and we continuously seek to take advantage of our technology investments and brand strength by extending our products into new markets and categories. For example, we were the first supplier to develop and commercialize a diesel particulate filter that can virtually eliminate carbon and hydrocarbon emissions with minimal impact on engine performance. Now, we have expanded our competence in diesel particulate filters and are winning business in North America on these same applications. In addition, we recently began supplying Volvo with a computerized electronic suspension system that we co-developed with Öhlins Racing AB. As another example, in 2002 we extended our stability improvement valve technology to Europe which is similar to our acceleration sensitive damping technology used on our Monroe Reflex® premium aftermarket shock originally launched in North America in 1999. Further, our customers reimburse us for engineering, research, and development costs on some platforms when we prepare prototypes and incur costs before platform awards. Our engineering research and development expense for 2004, 2003, and 2002 has been reduced by $46 million, $38 million, and $32 million, respectively, for these reimbursements.

Increasing Environmental Standards

Automotive parts suppliers and OE manufacturers are designing products and developing materials to respond to increasingly stringent environmental requirements, a growing diesel market, the demand for better fuel economy and safety concerns. Government regulations adopted over the past decade require substantial reductions in automobile tailpipe emission, longer warranties on parts of an automobile's pollution control equipment and additional equipment to control fuel vapor emission. Some of these regulations also mandate more frequent emission and safety inspections for the existing fleet of vehicles. Manufacturers have responded by focusing their efforts towards technological development to minimize pollution. As a leading supplier of emission control systems with strong technical capabilities, we believe we are well positioned to benefit from more rigorous environmental standards. For example, we developed the diesel particulate filter to meet stricter air quality regulations in Europe. We also have development contracts with a European heavy duty truck manufacturer for our combined particulate filter and De-NOx, which can reduce particulate emissions by up to 90 percent and nitrogen oxide emissions by up to 70 percent. In our ride control product line, we have invested both in North America and Europe in new water-based paint systems to replace older solvent-based technology. These new water-based systems significantly reduce the amount of VOC's (volatile organic compounds) that are evaporated from the paint during the drying process.

Extended Product Life of Automotive Parts; Declining Vehicle Fleet Age

The average useful life of automotive parts — both OE and replacement — has been steadily increasing in recent years due to innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. As a result, although more vehicles are on the road than ever before, the aftermarket has experienced weakness. In addition, the average age of the vehicle fleet on the road has been declining in the last several years, further contributing to softness in the aftermarket. Accordingly, a supplier's future viability in the aftermarket will depend, in part, on its ability to reduce costs and leverage its advanced technology and recognized brand names to maintain or achieve additional sales. As a Tier 1 OE supplier, we believe we are well positioned to leverage our products and technology into the aftermarket.

Changing Aftermarket Distribution Channels

From 1994 to 2004, the number of retail automotive parts stores increased 50 percent while the number of jobber stores declined more than 22 percent. Major automotive aftermarket retailers, such as AutoZone and Advance Auto Parts, are attempting to increase their commercial sales by selling directly to automotive parts installers in addition to individual consumers. These installers have historically purchased from their local warehouse distributors and jobbers, who are our more traditional customers. This enables the retailers to offer the option of a premium brand, which is often preferred by their commercial customers, or a standard product, which is often preferred by their retail customers. We believe we are well positioned to respond to this trend in the aftermarket because of our focus on cost reduction and high-quality, premium brands.

Supplier Consolidation

Over the past few years, automotive suppliers have been consolidating in an effort to become more global, have a broader, more integrated product offering and gain scale economies in order to remain competitive amidst growing pricing pressures and increased outsourcing demands from the OEMs. Industry forecasters estimate that consolidation will drive the number of North American based automotive parts suppliers from more than 10,000 in 2000 to around 5,000 in 2010. A supplier's viability in this consolidating market will depend, in part, on its ability to maintain and increase operating efficiencies and provide value-added services.

Safety

Vehicle safety continues to gain increased industry attention and play a critical role in consumer purchasing decisions. As such, OEMs are seeking out suppliers with new technologies, capabilities and products that have the ability to advance vehicle safety. Continued research and development by select automotive suppliers in rollover protection systems, smart airbag systems, braking electronics and safer, more durable materials has dramatically advanced the market for safety products and its evolving functional demands. Those suppliers are able to enhance vehicle safety through innovative products and technologies and have a distinct competitive advantage with the consumer, and thus their OEM customers.

Analysis of Revenues

The following table provides, for each of the years 2004 through 2002, information relating to our net sales, by primary product lines and customer categories:

	Net Sales Years Ended December 31,		
	2004	2003	2002
	(Millions)		
Emission Control Systems & Products			
Aftermarket	$ 365	$ 350	$ 359
OE market	2,287	2,037	1,880
	2,652	2,387	2,239
Ride Control Systems & Products			
Aftermarket	630	579	549
OE market	931	800	671
	1,561	1,379	1,220
Total	$4,213	$3,766	$3,459

Brands

In each of our operating segments, we manufacture and market leading brand names. Monroe® ride control products and Walker® exhaust products are two of the most recognized brand names in the automotive parts industry. We emphasize product value differentiation with these and other key brands such as Monroe Sensa-Trac® and Reflex® (shock absorbers and struts), Quiet-Flow® (mufflers), DynoMax® (performance exhaust products), Rancho® (ride control products for the high performance light truck market) and Clevite® Elastomers (elastomeric vibration control components), and DNX™ (ride control and exhaust brand for the sport tuner market). In Europe, our Gillet™ brand is recognized as a leader in developing highly engineered exhaust systems for OE customers.

Customers

We have developed long-standing business relationships with our customers around the world. In each of our operating segments, we work together with our customers in all stages of production, including design, development, component sourcing, quality assurance, manufacturing and delivery. With a balanced mix of OE and aftermarket products and facilities in major markets worldwide, we believe we are well-positioned to meet customer needs. We believe we have a strong, established reputation with customers for providing high-quality products at competitive prices, as well as for timely delivery and customer service.

Worldwide we serve more than 30 different OE manufacturers, and our products or systems are included on 6 of the top 10 passenger car models produced in North America and Western Europe and all of the top 10 light truck models produced in North America for 2004. During 2004, our OE customers included:

North America
AM General
Caterpillar
Club Car
DaimlerChrysler
E-Z Go Golf Car
Ford
Freightliner
General Motors
Harley-Davidson
Honda
Isuzu
Motor Coach Industries
Navistar
Nissan
Paccar
Toyota
Volkswagen
Volvo Truck

South America
DaimlerChrysler
Fiat
Ford
General Motors
Mitsubishi
PSA Peugeot Citroen
Renault
Scania
Volkswagen

Europe
BMW
DaimlerChrysler
Fiat
Ford
General Motors
Nissan
Paccar
Porsche
PSA Peugeot Citroen
Renault
Scania
Toyota
Volkswagen
Volvo Truck

Australia
Club Car
Ford
General Motors
Mazda
Mitsubishi
Navistar
Toyota

Asia
BMW
Club Car
E-Z Go Golf Car
Fiat
First Auto Works
Ford
General Motors
Isuzu
Jinbei Automobile Co.
Nissan
PSA Peugeot Citroen
TATA Motors
Toyota
TVS Motor Co.
Volkswagen

During 2004, our aftermarket customers were comprised of full-line and specialty warehouse distributors, retailers, jobbers, installer chains and car dealers. These customers included such wholesalers and retailers as National Auto Parts Association (NAPA), Advance Auto Parts, Pep Boys and O'Reilly Automotive in North America and Temot, Kwik-Fit Europe and Auto Distribution International in Europe. We believe we have a balanced mix of aftermarket customers, with our top 10 aftermarket customers accounting for 34 percent of our total net aftermarket sales and only 8 percent of our total net sales for 2004.

General Motors accounted for approximately 18 percent, 19 percent, and 20 percent of our net sales in 2004, 2003, and 2002, respectively, Ford accounted for approximately 12 percent, 14 percent and 13 percent of our net sales in 2004, 2003, and 2002, respectively, Volkswagen accounted for approximately 11 percent, 11 percent, and 10 percent of our net sales in 2004, 2003, and 2002, respectively and DaimlerChrysler accounted for approximately 8 percent, 9 percent, and 10 percent of our net sales in 2004, 2003, and 2002, respectively. No other customer accounted for more than 10 percent of our net sales for any of those years.

Competition

In North America, Europe and South America and Asia Pacific, we operate in highly competitive markets. Customer loyalty is a key element of competition in these markets and is developed through long-standing relationships, customer service, value-added products and timely delivery. Product pricing and services provided are other important competitive factors.

In both the OE market and aftermarket, we compete with the vehicle manufacturers, some of which are also customers of ours, and numerous independent suppliers. In the OE market, we believe that we are among the top two suppliers in the world for both emission control and ride control products and systems. In the aftermarket, we believe that we are the market share leader in the supply of both emission control and ride control products in the markets we serve throughout the world.

Seasonality

Our business is somewhat seasonal. OE manufacturers' production requirements have historically been higher in the first two quarters of the year as compared to the last two quarters. Production requirements tend to decrease in the third quarter due to plant shutdowns for model changeovers. In addition, we believe this seasonality is due, in part, to consumer demand for new vehicles softening during the holiday season and as a result of the winter months in North America and Europe. Also, the major North American OE manufacturers generally close their production facilities for the last two weeks of the year. Our aftermarket business also experiences seasonality. Demand for aftermarket products increases during the spring as drivers prepare for the summer driving season. Although seasonality does impact our business, actual results may vary from the above trends due to timing of platform launches and other production related events.

Emission Control Systems

Vehicle emission control products and systems play a critical role in safely conveying noxious exhaust gases away from the passenger compartment and reducing the level of pollutants and engine exhaust noise to an acceptable level. Precise engineering of the exhaust system — from the manifold that connects an engine's exhaust ports to an exhaust pipe, to the catalytic converter that eliminates pollutants from the exhaust, to the muffler — leads to a pleasant, tuned engine sound, reduced pollutants and optimized engine performance.

We design, manufacture and distribute a variety of products and systems designed to optimize engine performance, acoustic tuning and weight, including the following:

- Mufflers and resonators — Devices to provide noise elimination and acoustic tuning;
- Catalytic converters — Devices used to convert harmful gaseous emission, such as carbon monoxide, from a vehicle's exhaust system into harmless components such as water vapor and carbon dioxide;
- Exhaust manifolds — Components that collect gases from individual cylinders of a vehicle's engine and direct them into a single exhaust pipe;
- Pipes — Utilized to connect various parts of both the hot and cold ends of an exhaust system;
- Hydroformed tubing — Forms into various geometric shapes, such as Y-pipes or T-pipes, which provides optimization in both design and installation as compared to conventional pipes;
- Hangers and isolators — Used for system installation and noise elimination; and
- Diesel Particulate Filters — Devices to eliminate particulate matter emitted from diesel engines.

We entered this product line in 1967 with the acquisition of Walker Manufacturing Company, which was founded in 1888. With the acquisition of Heinrich Gillet GmbH & Co. in 1994, we also became one of Europe's leading OE emission control systems suppliers. When the term "Walker" is used in this document, it refers to our subsidiaries and affiliates that produce emission control products and systems.

We supply our emission control offerings to over 26 vehicle-makers for use on over 145 vehicle models, including 6 of the top 10 passenger cars produced in North America and Western Europe and 6 of the top 10 light trucks produced in North America in 2004.

In the aftermarket, we manufacture, market and distribute replacement mufflers for virtually all North American, European, and Asian makes of light vehicles under brand names including Quiet-Flow®, TruFit® and Aluminox Pro™, in addition to offering a variety of other related products such as pipes and catalytic converters (Walker Perfection®). We also serve the specialty exhaust aftermarket, where our key offerings include Mega-Flow™ exhaust products for heavy-duty vehicle applications and DynoMax® high performance exhaust products. We continue to emphasize product value differentiation with other aftermarket brands such as Thrush® and Fonos™.

The following table provides, for each of the years 2004 through 2002, information relating to our sales of emission control products and systems for certain geographic areas:

	Percentage of Net Sales Years Ended December 31,		
	2004	2003	2002
United States			
Aftermarket	18%	19%	20%
OE market	82	81	80
	100%	100%	100%
Foreign Sales			
Aftermarket	11%	12%	13%
OE market	89	88	87
	100%	100%	100%
Total Sales by Geographic Area(a)			
United States	33%	36%	40%
European Union	45	42	40
Canada	8	10	10
Other areas	14	12	10
	100%	100%	100%

(a) See Note 11 to the consolidated financial statements included under Item 8 for information about our foreign and domestic operations.

Ride Control Systems

Superior ride control is governed by a vehicle's suspension system, including its shock absorbers and struts. Shock absorbers and struts help maintain vertical loads placed on a vehicle's tires to help keep the tires in contact with the road. A vehicle's ability to steer, brake and accelerate depends on the contact between the vehicle's tires and the road. Worn shocks and struts can allow excess weight transfer from side to side, which is called "roll," from front to rear, which is called "pitch," and up and down, which is called "bounce." Variations in tire-to-road contact can affect a vehicle's handling and braking performance and the safe operation of a vehicle. Shock absorbers are designed to control vertical loads placed on tires by providing resistance to vehicle roll, pitch and bounce. Thus, by maintaining the tire to road contact, ride control products are designed to function as safety components of a vehicle, in addition to providing a comfortable ride.

We design, manufacture and distribute a variety of ride control products and systems. Our ride control offerings include:

- Shock absorbers — A broad range of mechanical shock absorbers and related components for light- and heavy-duty vehicles. We supply both twin-tube and monotube shock absorbers to vehicle manufacturers and the aftermarket;
- Struts — A complete line of struts and strut assemblies for light vehicles;
- Vibration control components (Clevite® Elastomers) — Generally rubber-to-metal bushings and mountings to reduce vibration between metal parts of a vehicle. Our offerings include a broad range of suspension arms, rods and links for light- and heavy-duty vehicles;
- Kinetic® roll control — A suite of roll control, near equal wheel loading systems ranging from simple mechanical systems to complex hydraulic systems featuring proprietary and patented

technology. The Kinetic technology was incorporated on the Citroen World Rally Car that was featured in the World Rally Championship 2003;

- Advanced suspension systems — Electronically adjustable shock absorbers and suspension systems that change performance based on vehicle inputs such as steering and braking; and
- Other — We also offer other ride control products such as load assist products, springs, steering stabilizers, adjustable suspension systems, suspension kits and modular assemblies.

We supply our ride control offerings to over 30 vehicle-makers for use on over 140 vehicle models, including 4 of the top 10 light truck models produced in North America for 2004. We also supply OE ride control products and systems to a range of heavy-duty and specialty vehicle manufacturers including Volvo Truck, Scania, International Truck and Engine (Navistar), PACCAR and E-Z Go Golf Car.

In the ride control aftermarket, we manufacture, market and distribute replacement shock absorbers for virtually all North American, European and Asian makes of light vehicles under several brand names including Gas Matic®, Sensa-Trac®, Monroe Reflex® and Monroe Adventure®, as well as Clevite® Elastomers for elastomeric vibration control components. We also sell ride control offerings for the heavy duty, off-road and specialty aftermarket, such as our Gas-Magnum® shock absorbers for the North American heavy-duty category.

We entered the ride control product line in 1977 with the acquisition of Monroe Auto Equipment Company, which was founded in 1916 and introduced the world's first modern tubular shock absorber in 1930. When the term "Monroe" is used in this document it refers to our subsidiaries and affiliates that produce ride control products and systems.

The following table provides, for each of the years 2004 through 2002, information relating to our sales of ride control equipment for certain geographic areas:

	Percentage of Net Sales Year Ended December 31,		
	2004	2003	2002
United States			
Aftermarket	47%	43%	45%
OE market	53	57	55
	100%	100%	100%
Foreign Sales			
Aftermarket	35%	41%	47%
OE market	65	59	53
	100%	100%	100%
Total Sales by Geographic Area (a)			
United States	43%	47%	52%
European Union	34	32	27
Canada	4	4	4
Other areas	19	17	17
	100%	100%	100%

(a) See Note 11 to the consolidated financial statements included under Item 8 for information about our foreign and domestic operations.

Sales, Marketing and Distribution

We have separate and distinct sales and marketing efforts for our OE and aftermarket businesses.

For OE sales, our sales and marketing team is an integrated group of professionals, including skilled engineers and program managers that are organized by customer and product type (e.g., ride control and emission control). Our sales and marketing team provides the appropriate mix of operational and technical expertise needed to interface successfully with the OEMs. Our new business "capture process" involves working closely with the OEM platform engineering and purchasing team. Bidding on OE automotive platforms typically encompasses many months of engineering and business development activity. Throughout the process, our sales team, program managers and product engineers assist the OE customer in defining the project's technical and business requirements. A normal part of the process includes our engineering and sales personnel working on customers' integrated product teams, and assisting with the development of component/system specifications and test procedures. Given that the OE business involves long-term production contracts awarded on a platform-by-platform basis, our strategy is to leverage our engineering expertise and strong customer relationships to obtain platform awards and increase operating margins.

For aftermarket sales and marketing, in North America our sales force is generally organized by customer and region and covers multiple product lines. Our sales forces in Europe and South America and Asia Pacific are generally organized by customer and cover both ride and emission control products. We sell aftermarket products through five primary channels of distribution: (1) the traditional three-step distribution system: full line warehouse distributors, jobbers and installers; (2) the specialty two-step distribution system: specialty warehouse distributors that carry only specified automotive product groups and installers; (3) direct sales to retailers; (4) direct sales to installer chains; and (5) direct sales to car dealers. Our aftermarket sales and marketing representatives cover all levels of the distribution channel, stimulating interest in our products and helping our products move through the distribution system. Also, to generate demand for our products from end-users, we run print and television advertisements and offer pricing promotions. We were one of the first parts manufacturers to offer business-to-business services to customers with TA-Direct, an on-line order entry and customer service tool. In addition, we maintain detailed web sites for each of the Walker®, Monroe®, Rancho® and DynoMax® brands and our heavy duty products.

Manufacturing and Engineering

We focus on achieving superior product quality at the lowest operating costs possible and generally use state-of-the-art manufacturing processes to achieve that goal. Our manufacturing strategy centers on a lean production system designed to reduce overall costs — especially indirect costs — while maintaining quality standards and reducing manufacturing cycle time. In addition, we have implemented Six Sigma in our processes to minimize product defects and improve operational efficiencies. We deploy new technology where it makes sense to differentiate our processes from our competitors' or to achieve balance in one-piece flow through production lines.

Emission Control

Our consolidated businesses operate nine emission control manufacturing facilities in the U.S. and 31 emission control manufacturing facilities outside of the U.S. We operate five of these international facilities through joint ventures in which we own a controlling interest. We also operate four additional manufacturing facilities outside of the U.S. through four joint ventures in which we hold a noncontrolling interest. We operate four emission control engineering and technical facilities worldwide and share two other such facilities with our ride control operations.

Within each of our emission control manufacturing facilities, operations are organized by component (muffler, catalytic converter, pipe, resonator and manifold). Our manufacturing systems incorporate cell-based designs, allowing work-in-process to move through the operation with greater speed and flexibility. We continue to invest in plant and equipment to stay on top of the industry. For instance, in our Harrisonburg, Virginia, aftermarket manufacturing facility, we have developed a completely automated production process that handles all facets of pipe production from tube milling to pipe bending.

In an effort to further improve our OE customer service and position ourselves as a Tier-1 OE systems supplier, we have been developing some of our emission control manufacturing operations into "just-in-time" or "JIT" systems. In this system, a JIT facility located close to our OE customer's manufacturing plant receives product components from both our manufacturing operations and independent suppliers, assembles and then ships products to the OEMs on an as-needed basis. To manage the JIT functions and material flow, we have advanced computerized material requirements planning systems linked with our customers' and supplier partners' resource management systems. We have two emission control JIT assembly facilities in the United States and 12 in the rest of the world, including three that are operated through non-controlled joint ventures.

During the 1990's, we expanded our converter and emission system design, development, test and manufacturing capabilities. Our engineering capabilities now include advanced predictive design tools, advanced prototyping processes and state-of-the-art testing equipment. This expanded technological capability makes us a "full system" integrator, supplying complete emission control systems from the manifold to the tailpipe, to provide full emission and noise control. It also allows us to provide JIT delivery and, when feasible, sequence delivery of emission control systems to meet customer production requirements. For 2003, we introduced our new Tubular Integrated (catalytic) Converter ("TIC") to major vehicle manufacturers in North America. The TIC shortens production time, reduces manufacturing cost by up to 25 percent and reduces weight by up to 20 percent using a new cold-formed, weld-free production process.

Ride Control

Our consolidated businesses operate nine ride control manufacturing facilities in the U.S. and 22 ride control manufacturing facilities outside the U.S. We operate four of these international facilities through joint ventures in which we own a controlling interest. We operate seven engineering and technical facilities worldwide and share two other such facilities with Walker.

Within each of our ride control manufacturing facilities, operations are organized by product (shocks, struts and vibration control products) and include computer numerically controlled and conventional machine centers; tube milling and drawn-over-mandrel manufacturing equipment; metal inert gas and resistance welding; powdered metal pressing and sintering; chrome plating; stamping; and assembly/test capabilities. Our manufacturing systems incorporate cell-based designs, allowing work-in-process to move through the operation with greater speed and flexibility.

As in the emission control business, in an effort to further improve our OE customer service and position us as a Tier 1 OE module supplier, we have been developing some of our manufacturing operations into JIT systems. We have two JIT ride control assembly facilities in the United States and four additional JIT ride control facilities in the rest of the world.

In designing our shock absorbers and struts, we use advanced engineering and test capabilities to provide product reliability, endurance and performance. Our engineering capabilities feature advanced computer aided design equipment and testing facilities. Our dedication to innovative solutions has led to such technological advances as:

- Adaptive damping systems — adapts to the vehicle's motion to better control undesirable vehicle motions;
- Electronically adjustable suspensions — changes suspension performance based on a variety of inputs such as steering, braking, vehicle height, and velocity; and
- Air leveling systems — manually or automatically adjust the height of the vehicle.

Conventional shock absorbers and struts generally compromise either ride comfort or vehicle control. Our innovative grooved-tube, gas-charged shock absorbers and struts provide both ride comfort and vehicle control, resulting in improved handling, reduced vibration and a wider range of vehicle control. This technology can be found in our premium quality Sensa-Trac® shock absorbers. In late 1997, we further enhanced this technology by adding the SafeTech™ fluon banded piston, which improves shock absorber performance and durability. In 1999, we introduced the Monroe Reflex® shock absorber, which incorporates our Impact Sensor™ device. This technology permits the shock absorber to automatically switch in milliseconds between firm and soft compression damping when the vehicle encounters rough road conditions, thus maintaining better tire-to-road contact and improving handling and safety. We recently began supplying Volvo with an innovative computerized electronic suspension system, which features dampers developed by Tenneco and electronic valves designed by Öhlins Racing AB. The continuously controlled electronic suspension ("CES") ride control system is featured on Volvo's new S60R, V70R, and S80R (4C-2WD) passenger cars. In late 2004, we announced that CES will be offered as an option on the Audi A6 and the A6 Avant in the spring of 2005.

Quality Control

Quality control is an important part of our production process. Our quality engineers establish performance and reliability standards in the product's design stage, and use prototypes to confirm the component/system can be manufactured to specifications. Quality control is also integrated into the manufacturing process, with shop operators being responsible for quality control of their specific work product. In addition, our inspectors test work-in-progress at various stages to ensure components are being fabricated to meet customers' requirements.

We believe our commitment to quality control and sound management practices and policies is demonstrated by our successful participation in the International Standards Organization/Quality Management Systems certification process ("ISO/TS"). ISO/TS certifications are semi-annual or annual audits that certify that a company's facilities meet stringent quality and business systems requirements. Without TS or ISO certification, we would not be able to supply our products for the aftermarket or the OE market, respectively, either locally or globally. Of those manufacturing facilities where we have determined that TS certification is required to service our customers or would provide us with an advantage in securing additional business, 74 percent have achieved TS 16949:2002 certification. We plan to complete the certification of the remaining 26 percent of these plants by year end 2005. Of those manufacturing facilities where we have determined that ISO 9000 certification is required or would provide us with an advantage in securing additional business, 95 percent have achieved ISO 9000 certification and we are pursuing certification of the remaining five percent.

Business Strategy

Our objective is to enhance profitability by leveraging our global position in the manufacture of emission control and ride control products and systems. We intend to apply our competitive strengths and balanced mix of products, markets, customers and distribution channels to capitalize on many of the significant existing and emerging trends in the automotive industry. The key components of our business strategy are described below.

Leverage Global Engineering and Advanced System Capabilities

We continue to focus on the development of highly engineered systems and complex assemblies and modules, which are designed to provide value-added solutions to customers and generally increase vehicle content and carry higher profit margins than individualized components. We have developed integrated, electronically linked global engineering and manufacturing facilities, which we believe help us to maintain our presence on top-selling vehicles. We have more than 10 years of experience in integrating systems and modules. In addition, our JIT and in-line sequencing manufacturing and distribution capabilities have enabled us to better respond to our customers needs. We operate 23 JIT facilities worldwide.

"Own" the Product Life Cycle

We seek to leverage our aftermarket expertise, which provides us with valuable consumer demand information, to strengthen our competitive position with OEMs. Our market knowledge, coupled with our leading aftermarket presence, strengthens our ties with our OE customer base and drives OE acceptance of our aftermarket products and technologies for use in original vehicle manufacturing.

Commercialize Innovative, Value-Added Products

To differentiate our offerings from those of our competitors, we focus on commercializing innovative, value-added products, both on our own and through strategic alliances, with emphasis on highly engineered systems and complex assemblies and modules. We seek to continually identify and target new, fast-growing niche markets and commercialize our new technologies for these markets, as well as our existing markets.

For example, our exclusive Kinetic® Dynamic Suspension System, a version of the Kinetic® Reversible Function Stabilizer Technology, is featured as an option on the 2004 Lexus GX470 sports utility vehicle through a licensing arrangement between us and Lexus.

Expand Our Aftermarket Business

We manufacture and market leading brand name products. Monroe® ride control products and Walker® emission control products, which have been offered to consumers for over 50 years, are two of the most recognized brand name products in the automotive parts industry. We continue to emphasize product value differentiation with these brands and our other primary brands, including:

- The Monroe Reflex® shock absorber which features an Impact Sensor™ device to maintain better tire-to-road contact and improve handling and safety under rough road conditions;
- The Monroe Sensa-Trac® line of shock absorbers, that has been enhanced by the SafeTech™ system technology which incorporates a fluon banded piston to improve performance and durability;
- Walker's Quiet-Flow® muffler, which features an open flow design that increases exhaust flow, improves sound quality and significantly reduces exhaust back pressure when compared to other replacement mufflers;
- Rancho® ride control products for the high-performance light truck market;
- DynoMax® high-performance emission control systems;
- Walker Perfection™ catalytic converters;
- Clevite® Elastomers elastomeric vibration control components, which are primarily rubber products used to reduce vibration through "cushioning" a connection or contact point;
- DNX™ sport tunes cars with performance exhaust and adjustable suspension systems; and
- In European markets, Walker™ and Aluminox Pro™ mufflers.

We are capitalizing on our brand strength by incorporating newly acquired product lines within existing product families. We believe brand equity is a key asset in a time of customer consolidation and merging channels of distribution.

Our plans to expand our aftermarket business are focused on four key marketing initiatives: new product introductions; building customer and industry awareness of the maintenance, performance and other benefits of ensuring that a vehicle's ride control systems are in good working condition; adding coverage to current brands; and extending our brands and aftermarket penetration to new product segments. For example, we are extending our line of car appearance products- which we introduced in 2004 under the DuPont™ brand pursuant to a development, manufacturing and sales agreement with DuPont- to include performance chemicals, fuel system cleaners and engine treatment products, and will introduce these products in 2005. In addition, Monroe® Quick Strut was test marketed in 2004 and introduced as a new product in early 2005. Quick Strut is a complete assembly that includes a Monroe Sensa-Trac® strut, spring, strut mount bearing plate, upper and lower spring isolators and upper spring seat. We launched a similar Monroe® coil springs product in Europe in the fourth quarter of 2004. We also launched the Monroe® 50,000 mile replacement campaign to help increase customer and industry awareness. The campaign is being advertised on billboards throughout the United States and Canada stating Monroe® recommends replacing your shocks and struts at 50,000 miles. We will continue to carry that message to consumers and trade in 2005, again utilizing billboards and ads in both trade and consumer magazines. In Europe, we launched our DNX™ performance product line during the fourth quarter of 2004. Customer shipments are expected to begin in the first quarter of 2005. We are exploring a number of opportunities to extend our existing well-known brands, such as Monroe®, and our product line generally, to aftermarket product segments not previously served. For example, in 2004 we entered into a licensee agreement with Canadian Tire under which Canadian Tire is offering brake products under the Monroe® Brakes brand. This program has led to increased sales of our Monroe® shock absorbers. We believe that, when combined with our expansive customer service network, these initiatives will yield incremental aftermarket revenues.

Achieve Greater Content per Vehicle

As a result of increasing emissions standards and the introduction of multiple catalytic converters and heat exchangers per vehicle, we believe that available emission control content per light vehicle will rise over the next several years. We believe that consumers' greater emphasis on automotive safety could also allow available ride control content per light vehicle to rise. In addition, advanced technologies and modular assemblies represent an opportunity to increase vehicle content. For example, our innovative CES system, which we recently debuted on several Volvo passenger cars, increases our content revenues five-fold compared to a standard shock offering. We plan to take advantage of these trends by leveraging our existing position on many top-selling vehicle platforms and by continuing to enhance our modular/systems capabilities.

Execute Focused Transactions

In the past, we have been successful in identifying and capitalizing on strategic acquisitions and alliances to achieve growth. Through these acquisitions and alliances, we have (1) expanded our product portfolio; (2) realized incremental business with existing customers; (3) gained access to new customers; and (4) achieved leadership positions in new geographic markets.

We have developed a strategic alliance with Futaba, a leading exhaust manufacturer in Japan that also includes a joint venture operation in Burnley, England. We also have an alliance with Tokico, a leading Japanese ride control manufacturer. These alliances help us grow our business with Japan-based OEMs by leveraging the geographical presence of each partner to serve Japan-based global platforms. We have established a presence in Thailand through a joint venture that supplies exhaust components for GMIsuzu. Our joint venture operations in Dalian and Shanghai, China have established us as one of the leading exhaust suppliers in the rapidly growing Chinese automotive market. We expanded our Chinese presence and, in early 2004, formed two new joint ventures in China. The first was with Eberspächer International GmbH to supply emission control products and systems for luxury cars produced by BMW and Audi in China, and the second was with Chengdu Lingchuan Mechanical Plant to supply emission control products and systems for various Ford platforms produced in China.

In February 2005, we acquired substantially all the assets of Gabilan Manufacturing Inc., a manufacturer of exhaust systems for Harley-Davidson Motorcycles. The acquisition, our first in over five years, represents an example of our strategy to grow through niche opportunities.

Where appropriate, we intend to continue to pursue strategic alliances, joint ventures, acquisitions and other transactions that complement or enhance our existing products, technology, systems development efforts, customer base and/or domestic or international presence. We strive to align with strong local partners to help us further develop our leadership in systems integration and to penetrate international markets. In addition, we align with companies that have proven products, proprietary technology, research capabilities and/or market penetration to help us achieve further leadership in product offerings, customer relationships, and systems integration and overall presence.

Growth in Adjacent Markets

One of our goals is to apply our existing design, engineering and manufacturing capabilities to penetrate a variety of adjacent markets and to achieve growth in higher-margin businesses. For example, we are aggressively leveraging our technology and engineering leadership in emission and ride control into adjacent markets, such as the heavy-duty market for trucks, buses, agricultural equipment, construction machinery and other commercial vehicles. As an established leading supplier of heavy-duty ride control and elastomer products, we are already serving customers like Volvo Truck, Mack, Navistar International, Freightliner and Scania. We also see tremendous opportunity to expand our presence in the heavy-duty market with our emission control products and systems, having recently entered this market in Europe with diesel technologies that will help customers meet Euro 4, Euro 5 and Kyoto requirements.

Improve Efficiency and Reduce Costs

We are a process-oriented company and have implemented and are continuing to implement several programs designed to improve efficiency and reduce costs, including:

- We are successfully completing a workforce reduction which will eliminate up to 250 salaried positions worldwide. The majority of the eliminated positions are at the middle and senior management levels. As of December 31, 2004, we have incurred $21 million in severance costs. We anticipate incurring the remaining $3 million to $5 million of costs associated with this action by April of 2005. Of the total $21 million in severance costs incurred to date, $5 million represents cash payments with the remainder accrued in other short-term liabilities.

- We have successfully completed Project Genesis, our primary initiative for improving global manufacturing and distribution efficiency. Since launching Project Genesis in December 2001, we have reduced excess manufacturing capacity and costs. We have closed eight facilities and improved workflow at 20 plants worldwide.

- We anticipate long-term savings through our Six Sigma program, a methodology and approach designed to minimize product defects and improve operational efficiencies.

- We have implemented a Lean manufacturing program to reduce costs, inventories and customer lead times while improving delivery.

- We have adopted the Business Operating System ("BOS"), a disciplined system to promote and manage continuous improvement. BOS focuses on the assembly and analysis of data for quick and effective problem resolution to create more efficient and profitable operations.

- We are using Economic Value Added ("EVA®[1]"), a financial tool that more effectively measures how efficiently we employ our capital resources, and have linked the successful application of this management discipline to our incentive compensation program.

In addition, we continue to work to reduce costs by standardizing products and processes throughout our operations; further developing our global supply chain management capabilities; improving our information technology; increasing efficiency through employee training; investing in more efficient machinery; and enhancing the global coordination of costing and quoting procedures, along with other steps to reduce administrative and operational costs and improve cost management.

Reduce Borrowings and Improve Cash Flow

We are focused on a core set of goals designed to reduce borrowings and improve cash flow: (i) keeping selling, general and administrative expenses plus engineering, research and development costs ("SGA&E") level as a percentage of sales, while continuing to invest in sales and engineering; (ii) extracting significant cash flow from working capital initiatives; (iii) offsetting to the greatest extent possible pressures on overall gross margins in a challenging economic environment; and (iv) strengthening existing customer relationships and winning new long-term OE business.

Environmental Matters

We estimate that we and our subsidiaries will make capital expenditures for environmental matters of approximately $7 million in 2005 and approximately $2 million in 2006.

For additional information regarding environmental matters, see Item 3, "Legal Proceedings," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Environmental and Other Matters," and Note 12 to the financial statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included under Item 8.

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[1]EVA is a registered trademark of Stern Stewart & Co.

Employees

As of December 31, 2004, we had approximately 18,400 employees, approximately 55 percent are covered by collective bargaining agreements. Approximately 25 percent of our employees that are covered by collective bargaining agreements are also governed by European works councils. Several of our existing labor agreements in the United States and Mexico are scheduled for renegotiation in 2005, in addition to the seven agreements expiring in Europe covering plants in the Czech Republic, France, Spain, Belgium, Portugal, and the United Kingdom.

Other

The principal raw material utilized by us is steel. We obtain steel from a number of sources pursuant to various contractual and other arrangements. We believe that an adequate supply of steel can presently be obtained from a number of different domestic and foreign suppliers. However, Tenneco Automotive is actively addressing higher steels costs which are expected to continue through 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Outlook" included in Item 7.

We hold a number of domestic and foreign patents and trademarks relating to our products and businesses. We manufacture and distribute our products primarily under the Walker® and Monroe® brand names, which are well-recognized in the marketplace and are registered trademarks. The patents, trademarks and other intellectual property owned by or licensed to us are important in the manufacturing, marketing and distribution of our products.

ITEM 2. PROPERTIES.

We lease our principal executive offices, which are located at 500 North Field Drive, Lake Forest, Illinois, 60045.

Walker's consolidated businesses operate nine manufacturing facilities in the U.S. and 31 manufacturing facilities outside of the U.S., operate four engineering and technical facilities worldwide and share two other such facilities with Monroe. Fourteen of these manufacturing plants are JIT facilities. Walker operates four additional manufacturing facilities outside of the U.S. through four non-controlled joint ventures, three of which are JIT facilities.

Monroe's consolidated businesses operate nine manufacturing facilities in the U.S. and 22 manufacturing facilities outside the U.S., operate seven engineering and technical facilities worldwide and share two other such facilities with Walker. Six of these manufacturing plants are JIT facilities.

The above-described manufacturing locations outside of the U.S. are located in Canada, Mexico, Belgium, Spain, the United Kingdom, the Czech Republic, South Africa, France, Sweden, Germany, Poland, Portugal, Argentina, Brazil, Australia, New Zealand, China, Thailand, Russia and India. We also have sales offices located in Australia, Argentina, Brazil, Canada, India, Italy, Japan, Poland, Russia, and Singapore. In 2005, we have plans to add a sales office in China.

We own approximately one half of the properties described above and lease the other half. We hold 11 of the above-described international manufacturing facilities through nine joint ventures in which we own a controlling interest. In addition, we hold four others through four joint ventures in which we own a non-controlling interest. We also have distribution facilities at our manufacturing sites and at a few offsite locations, substantially all of which we lease.

We believe that substantially all of our plants and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs and, as supplemented by planned construction, are expected to remain adequate for the near future.

We also believe that we have generally satisfactory title to the properties owned and used in our respective businesses.

ITEM 3. LEGAL PROCEEDINGS.

As of December 31, 2004, we are designated as a potentially responsible party in one Superfund site. We have estimated our share of the remediation costs for this site to be less than $1 million in the aggregate. In addition to the Superfund site, we may have the obligation to remediate current or former facilities, and we estimate our share of remediation costs at these facilities to be approximately $11 million. For the Superfund site and the current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund site, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund site, and of other liable parties at our current and former facilities, has been considered, where appropriate, in our determination of our estimated liability.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund site, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position.

From time to time we are subject to product warranty claims whereby we are required to bear costs of repair or replacement of certain of our products. Warranty claims may range from individual customer claims to full recalls of all products in the field. See Note 12 to our consolidated financial statements included under Item 8 for information regarding our warranty reserves.

We also from time to time are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities (including toxic tort, property damage and remediation), intellectual property matters (including patent, trademark and copyright infringement, and licensing disputes), personal injury claims (including injuries due to product failure, design or warnings issues, and other product liability related matters), taxes, employment matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. As an example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues that involves a court-mandate bidding process. We vigorously defend ourselves against all of these claims. In future periods, we could be subjected to cash costs or non-cash charges to earnings if any of these matters is resolved on unfavorable terms. However, although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that these legal proceedings or claims will have any material adverse impact on our future consolidated financial position or results of operations. In addition, we are subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. However, only a small percentage of these claimants allege that they were automobile mechanics who were allegedly exposed to our former muffler products and a significant number appear to involve workers in other industries or otherwise do not include sufficient information to determine whether there is any basis for a claim against us. We believe, based on scientific and other evidence, it is unlikely that mechanics were exposed to asbestos by our former muffler products and that, in any event, they would not be at increased risk of asbestos-related disease based on their work with these products. Further, many of these cases involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. Additionally, the plaintiffs either do not specify any, or specify the jurisdictional minimum, dollar amount for damages. As major asbestos manufacturers continue to go out of business, we may experience an increased number of these claims. We vigorously defend ourselves against these claims as part of our ordinary course of business. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us. To date, with respect to claims that have proceeded sufficiently through the judicial process, we have regularly achieved favorable resolution in the form of a dismissal of the claim or a judgment in our favor. Accordingly, we presently believe that these asbestos-related claims will not have a material adverse impact on our future financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to the vote of security holders during the fourth quarter of 2004.

ITEM 4.1. EXECUTIVE OFFICERS OF THE REGISTRANT.

The following provides information concerning the persons who serve as our executive officers as of March 1, 2005. For periods prior to November 4, 1999, the date of the 1999 Pactiv spin-off, references to service to "us" or "our company" reflect services to Old Tenneco's automotive operations.

Name (and Age at December 31, 2004)	Offices Held
Mark P. Frissora (49)	Chairman of the Board of Directors, Chief Executive Officer and President
Timothy R. Donovan (49)	Executive Vice President and General Counsel & Managing Director — Asia Pacific and Director
Hari N. Nair (44)	Executive Vice President and Managing Director — Europe and South America
Richard P. Schneider (57)	Senior Vice President — Global Administration
Brent J. Bauer (49)	Senior Vice President and General Manager — North American Original Equipment Emission Control
Kenneth R. Trammell (44)	Senior Vice President and Chief Financial Officer
Timothy E. Jackson (47)	Senior Vice President — Manufacturing, Engineering, and Global Technology
Paul Schultz (54)	Senior Vice President — Global Supply Chain Management
Neal Yanos (43)	Senior Vice President and General Manager — North American Original Equipment Ride Control and North American Aftermarket
James A. Perkins, Jr. (42)	Vice President and Controller

Mark P. Frissora — Mr. Frissora became our Chief Executive Officer in connection with the 1999 Spin-off and has been serving as President of the automotive operations since April 1999. In March 2000, he was also named our Chairman of the Board of Directors. From 1996 to April 1999, he held various positions within our automotive operations, including Senior Vice President and General Manager of the worldwide original equipment business. Mr. Frissora joined our company in 1996 from AeroquipVickers Corporation, where he served since 1991 as a Vice President. In the 15 years prior to joining AeroquipVickers, he served 10 years with General Electric and five years with Philips Lighting Company in management roles focusing on product development and marketing. He is a member of The Business Roundtable and the World Economic Forum's Automotive Board of Governors. He is also a director of NCR Corporation, where he serves on its Compensation Committee, and the FMC Corporation, where he serves on its Audit Committee. Mr. Frissora became a director of our company in 1999.

Timothy R. Donovan — Mr. Donovan was named Managing Director of our International Group in May 2001 with responsibility for all operations in Asia and South America, as well as our Japanese OE business worldwide. In October 2004, he was named Managing Director — Asia Pacific, with responsibility for Australia, Asia, New Zealand and our Japanese OE business. He was named Senior Vice President and General Counsel of our company in August 1999. He was promoted to Executive Vice President in December 2001. Mr. Donovan also is in charge of our worldwide Environmental, Health and Safety Program. Prior to joining us, Mr. Donovan was a partner in the law firm of Jenner & Block from 1989, and at the time of his resignation in September 1999 was serving as the Chairman of its Corporate and Securities Department and as a member of its Executive Committee. He is also a director of John B. Sanfilippo & Son, Inc., where he is a member of its Compensation Committee and is the Chairman of its Audit Committee. On March 9, 2004, Mr. Donovan was elected to our company's Board of Directors.

Hari N. Nair — Mr. Nair was named our Executive Vice President and Managing Director — Europe effective June 2001. Previously he was Senior Vice President and Managing Director — International. Prior to December 2000, Mr. Nair was the Vice President and Managing Director — Emerging Markets.

Previously, Mr. Nair was the Managing Director for Tenneco Automotive Asia, based in Singapore and responsible for all operations and development projects in Asia. He began his career with the former Tenneco Inc. in 1987, holding various positions in strategic planning, marketing, business development, quality and finance. Prior to joining Tenneco, Mr. Nair was a senior financial analyst at General Motors Corp. focusing on European operations.

Richard P. Schneider — Mr. Schneider was named as our Senior Vice President — Global Administration in connection with the 1999 Spin-Off and is responsible for the development and implementation of human resources programs and policies and employee communications activities for our worldwide operations. Prior to the 1999 Spin-Off, Mr. Schneider served as our Vice President — Human Resources. He joined us in 1994 from International Paper Company where, during his 20 year tenure, he held key positions in labor relations, management development, personnel administration and equal employment opportunity.

Brent J. Bauer — Mr. Bauer joined the former Tenneco Automotive in August 1996 as a Plant Manager and was named Vice President and General Manager — European Original Equipment Emission Control in September 1999. Mr. Bauer was named Vice President and General Manager — European and North American Original Equipment Emission Control in July 2001. Currently, Mr. Bauer serves as the Senior Vice President and General Manager — North American Original Equipment Emission Control. Prior to joining Tenneco, he was employed at AeroquipVickers Corporation for 10 years in positions of increasing responsibility serving most recently as Director of Operations.

Kenneth R. Trammell — Mr. Trammell was named our Senior Vice President and Chief Financial Officer in September 2003, having served as our Vice President and Controller from September 1999. From April 1997 to November 1999 he served as Corporate Controller of Tenneco Inc. He joined Tenneco Inc. in May 1996 as Assistant Controller. Before joining Tenneco Inc., Mr. Trammell spent 12 years with the international public accounting firm of Arthur Andersen LLP, last serving as a senior manager.

Timothy E. Jackson — Mr. Jackson joined us as Senior Vice President and General Manager — North American Original Equipment and Worldwide Program Management in June 1999. He served in this position until August 2000, at which time he was named Senior Vice President — Global Technology. Currently, Mr. Jackson serves as the Senior Vice President — Manufacturing, Engineering, and Global Technology. Mr. Jackson joined us from ITT Industries where he was President of that company's Fluid Handling Systems Division. With over 20 years of management experience, 14 within the automotive industry, he was also Chief Executive Officer for HiSAN, a joint venture between ITT Industries and Sanoh Industrial Company. Mr. Jackson has also served in senior management positions at BF Goodrich Aerospace and General Motors Corporation.

Paul Schultz — Mr. Schultz was named our Senior Vice President — Global Supply Chain Management in April 2002. Prior to joining the company, Mr. Schultz was the Vice President, Supply Chain Management at Ingersoll-Rand Company. Mr. Schultz joined Ingersoll-Rand in 1998 as Vice President, Strategic Sourcing for their joint venture company, Ingersoll Dresser Pump. He was later promoted to Vice President, Manufacturing Operations, where he successfully introduced and led the Six Sigma initiative. Prior to joining Ingersoll-Rand, Mr. Schultz was with AlliedSignal (now Honeywell International) where he served for 25 years in staff and management positions. Most recently, he was Corporate Director, Global Commodity Management.

Neal Yanos — Mr. Yanos was named our Senior Vice President and General Manager — North American Original Equipment Ride Control and North American Aftermarket on May 8, 2003. He joined our Monroe ride control division as a process engineer in 1988 and since that time has served in a broad range of assignments including product engineering, strategic planning, business development, finance, program management and marketing, including Director of our North American original equipment GM/VW business unit and most recently as our Vice President and General Manager — North American Original Equipment Ride Control from December 2000. Before joining our company, Mr. Yanos was employed in various engineering positions by Sheller Globe Inc. (now part of Lear Corporation) from 1985 to 1988.

James A. Perkins, Jr. — Mr. Perkins joined us as Vice President and Controller in February of 2004. Prior to joining the company, Mr. Perkins spent 15 years with General Electric in various management positions in acquisitions integration, finance and corporate audit. Most recently, from 2001 to 2003, he was Director, Commercial Operations for GE Medical Systems Information Technology, a provider of products and services for the medical industry. Prior to that, he served as Chief Financial Officer and Vice President for GE-Fanuc Corporation from 1999 to 2000 (manufacturing related products) and for GE-Medical Systems Ultrasound from 1998 to 1999 (medical-related devices and services).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER REPURCHASES OF EQUITY SECURITIES.

Our outstanding shares of common stock, par value $.01 per share, are listed on the New York, Chicago, Pacific and London Stock Exchanges. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock on the New York Stock Exchange Composite Transactions Tape.

Quarter	Sales Prices High	Sales Prices Low
2004		
1st	$14.88	$ 6.73
2nd	15.34	10.09
3rd	14.51	11.95
4th	17.49	10.93
2003		
1st	$ 4.32	$ 2.01
2nd	4.65	2.25
3rd	7.45	3.61
4th	7.32	4.66

As of February 22, 2005, there were approximately 34,355 holders of record of our common stock, including brokers and other nominees.

The declaration of dividends on our common stock is at the discretion of our Board of Directors. The Board has not adopted a dividend policy as such; subject to legal and contractual restrictions, its decisions regarding dividends are based on all considerations that in its business judgment are relevant at the time. These considerations may include past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations.

We are highly leveraged and restricted with respect to the payment of dividends under the terms of our financing arrangements. On January 10, 2001, we announced that our Board of Directors eliminated the regular quarterly dividend on the Company's common stock. The Board took this action in response to then-current industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers in North America and continued softness in the global aftermarket. We have not paid dividends on our common stock since the fourth quarter of 2000. There are no current plans to reinstate a dividend on our common stock, as the Board of Directors intends to retain any earnings for use in our business for the foreseeable future. For additional information concerning our payment of dividends, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 6. SELECTED FINANCIAL DATA.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31,				
	2004(a)	2003(a)	2002(a)	2001(a)	2000(a)
	(Millions Except Share and Per Share Amounts)				
Statements of Income (Loss) Data:					
Net sales and operating revenues —					
North America	$ 1,966	$ 1,887	$ 1,906	$ 1,799	$ 1,956
Europe and South America	1,922	1,595	1,354	1,431	1,433
Asia Pacific	399	338	249	186	195
Intergroup sales	(74)	(54)	(50)	(52)	(56)
	$ 4,213	$ 3,766	$ 3,459	$ 3,364	$ 3,528
Income before interest expense, income taxes, and minority interest —					
North America	$ 130	$ 131	$ 129	$ 52	$ 64
Europe and South America	22	23	24	23	37
Asia Pacific	19	22	16	17	19
Total	171	176	169	92	120
Interest expense (net of interest capitalized)(b)	179	149	141	170	188
Income tax expense (benefit)(b)	(25)	(6)	(7)	51	(28)
Minority interest	4	6	4	1	2
Income (loss) before cumulative effect of change in accounting principle	13	27	31	(130)	(42)
Cumulative effect of change in accounting principle, net of income tax(c)	—	—	(218)	—	—
Net income (loss)	$ 13	$ 27	$ (187)	$ (130)	$ (42)
Average number of shares of common stock outstanding					
Basic	41,534,810	40,426,136	39,795,481	37,779,837	34,735,766
Diluted	44,180,460	41,767,959	41,667,815	38,001,248	34,906,825
Earnings (loss) per average share of common stock —					
Basic:					
Before cumulative effect of change in accounting principle	$ 0.33	$ 0.67	$ 0.78	$ (3.43)	$ (1.20)
Cumulative effect of change in accounting principle(c)	—	—	(5.48)	—	—
	$ 0.33	$ 0.67	$ (4.70)	$ (3.43)	$ (1.20)
Diluted:					
Before cumulative effect of change in accounting principle	$ 0.31	$ 0.65	$ 0.74	$ (3.43)	$ (1.20)
Cumulative effect of change in accounting principle(c)	—	—	(5.48)	—	—
	$ 0.31	$ 0.65	$ (4.74)	$ (3.43)	$ (1.20)
Cash dividends per common share	$ —	$ —	$ —	$ —	$ 0.20

	Years Ended December 31,				
	2004(a)	2003(a)	2002(a)	2001(a)	2000(a)
	(Millions Except Ratio and Percent Amounts)				
Balance Sheet Data:					
Total assets	$ 3,110	$ 2,845	$ 2,557	$ 2,698	$ 2,937
Short-term debt	19	20	228	191	92
Long-term debt	1,401	1,410	1,217	1,324	1,435
Minority interest	24	23	19	15	14
Shareholders' equity	150	58	(94)	74	330
Statement of Cash Flows Data:					
Net cash provided by operating activities	$ 200	$ 281	$ 188	$ 141	$ 234
Net cash used by investing activities	(116)	(127)	(107)	(126)	(157)
Net cash provided (used) by financing activities	(12)	(49)	(73)	3	(123)
Capital expenditures	130	130	138	127	146
Other Data:					
EBITDA(d)	$ 348	$ 339	$ 313	$ 245	$ 271
Ratio of EBITDA to interest expense	1.94	2.28	2.22	1.44	1.44
Ratio of total debt to EBITDA	4.08	4.22	4.62	6.18	5.63
Ratio of earnings to fixed charges(e)	0.95	1.16	1.17	0.56	0.63
Working capital as a percent of sales(f)	0.9%	2.1%	3.6%	6.0%	10.1%

NOTE: Our financial statements for the three years ended December 31, 2004, which are discussed in the following notes, are included in this Form 10-K under Item 8.

(a) For a discussion of the significant items affecting comparability of the financial information for the years ended 2004, 2003, and 2002, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have reduced revenues for 2000 by $21 million, to reflect the reclassification of certain sales incentives that were previously shown in selling, general and administrative expense. For all years presented, we have also reclassed tax related contingency reserves between deferred tax liability and other noncurrent liabilities. This reclass resulted in an additional reclass between noncurrent liabilities and noncurrent assets for reporting purposes. In October 2004, we announced a change in the structure of our organization which changed our reportable segments. The European segment now includes South American operations. While this has no impact on our consolidated results, it changes our segment results.

(b) In accordance with Statement of Financial Accounting Standards ("SFAS") No. 145, the losses on prepayments of debt in 2000 of $2 million were reclassified to interest expense.

(c) In 2002, we adopted SFAS No. 142 which changed the accounting for purchased goodwill from an amortization method to an impairment-only approach. You should also read the notes to the financial statements of Tenneco Automotive Inc. and Consolidated Subsidiaries, appearing in Item 8, for additional information.

(d) EBITDA represents income before extraordinary item, cumulative effect of change in accounting principle, interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we regularly review EBITDA as a measure of our company's performance. In addition, we believe our debt holders utilize and analyze our EBITDA for similar purposes. We also believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation. EBITDA is derived from the statements of income (loss) as follows:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
			(Millions)		
Net income (loss)	$ 13	$ 27	$(187)	$(130)	$(42)
Cumulative effect of change in accounting principle, net of income tax	—	—	218	—	—
Minority interest	4	6	4	1	2
Income tax expense (benefit)	(25)	(6)	(7)	51	(28)
Interest expense, net of interest capitalized	179	149	141	170	188
Depreciation and amortization of other intangibles	177	163	144	153	151
Total EBITDA	$348	$339	$ 313	$ 245	$271

(e) For purposes of computing this ratio, earnings generally consist of income before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest. For the years ended December 31, 2004, 2001 and 2000 earnings were insufficient by $9 million, $80 million and $76 million, respectively, to cover fixed charges. See Exhibit 12 to this Form 10-K for the calculation of this ratio.

(f) For purposes of computing working capital as a percentage of sales, we exclude cash and the current portion of long term debt from the calculation. We exclude these items because we manage our working capital activity through cash and short term debt. To include these items in the calculation would distort actual working capital changes. Our calculation of working capital as a percentage of sales is as follows:

	Years Ended December 31,				
	2004	2003	2002	2001	2000
		(Dollar amount in Millions Except Percentage Amounts)			
Current Assets:					
Receivables — Customer notes and accounts, net	$ 458	$ 427	$ 394	$ 380	$ 457
Receivables — Other	30	15	15	15	30
Inventories	382	343	352	326	422
Deferred income taxes	70	63	56	66	76
Prepayments and other	124	104	95	101	89
	$1,064	$ 952	$ 912	$ 888	$1,074
Current Liabilities:					
Trade payables	$ 696	$ 621	$ 505	$ 401	$ 464
Accrued taxes	24	19	40	35	16
Accrued interest	35	42	23	25	35
Accrued liabilities	226	162	172	148	134
Other accruals	47	29	48	76	68
	$1,028	$ 873	$ 788	$ 685	$ 717
Working Capital (current assets less current liabilities)	$ 36	$ 79	$ 124	$ 203	$ 357
Sales	$4,213	$3,766	$3,459	$3,364	$3,528
Working capital as a percent of sales	0.9%	2.1%	3.6%	6.0%	10.1%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

As you read the following review of our financial condition and results of operations, you should also read our financial statements and related notes beginning on page 65.

Executive Summary

We are one of the world's leading manufacturers of automotive emission control and ride control products and systems. We serve both original equipment vehicle manufacturers and the repair and replacement markets, or aftermarket, globally through leading brands, including Monroe®, Rancho®, Clevite® Elastomers and Fric Rot™ ride control products and Walker®, Fonos™, and Gillet™ emission control products. Worldwide we serve more than 30 different original equipment manufacturers, and our products or systems are included on six of the top 10 passenger car models produced in North American and Western Europe and all of the top 10 light truck models produced in North America for 2004. During 2004, our aftermarket customers were comprised of full-line and specialty warehouse distributors, retailers, jobbers, installer chains and car dealers. We operate more than 70 manufacturing facilities worldwide and employ more than 18,400 people to service our customer's demands.

Factors that are critical to our success include new business awards, managing our overall global manufacturing footprint to ensure proper placement and workforce levels in line with business needs, maintaining competitive wages and benefits, maximizing efficiencies in manufacturing processes, fixing or eliminating unprofitable businesses and reducing overall costs. In addition, our ability to adapt to key industry trends, such as the consolidation of OE customers, increasing technologically sophisticated content, changing aftermarket distribution channels, increasing environmental standards and extended product life of automotive parts, also plays a critical role in our success. Other factors that are critical to our success include adjusting to environmental and economic challenges such as increases in the cost of raw materials and our ability to successfully reduce the impact of any such cost increases through material substitutions, cost reduction initiatives and other methods.

We have a substantial amount of indebtedness, with total debt, net of cash balances, of $1.206 billion as of December 31, 2004. Our ability to generate cash — both to fund operations and service our debt — is also a significant area of focus for our company. See "Liquidity and Capital Resources" below for further discussion of cash flows.

Total revenues for 2004 were more than $4.2 billion, an 11.9 percent increase over 2003. Higher OE volumes combined with favorable platform mix and strengthening currencies drove the majority of this increase. Gross margin for 2004 was 20.0 percent of revenues compared to 20.5 percent of revenues for 2003. Strong growth in the global OE business outpaced the improvement in the higher gross margin aftermarket. This shift in business mix coupled with increasing steel costs and restructuring activities more than offset the benefits being achieved through Lean Manufacturing, Six Sigma and ongoing restructuring initiatives. We reported selling, general, administrative and engineering expenses for 2004 of 11.7 percent of revenues, as compared to 11.4 percent of revenues for 2003. This increase was driven by the impact of higher revenues being more than offset by higher aftermarket new-customer changeover costs, restructuring and costs we paid in 2004 for stock appreciation rights granted to a consultant in 2000 for assisting us in implementing a compensation program based on Economic Value Added. Earnings before interest expense, income taxes and minority interest ("EBIT") was $171 million for 2004, down from the $176 million reported in 2003. The decrease was largely driven by stronger operating performance being more than offset by increasing steel prices and charges for restructuring and restructuring related activities, new aftermarket customer changeover costs and the consulting fees indexed to the stock price. Earnings per diluted share were $0.31 in 2004, compared to $0.65 per diluted share in 2003. See below for a more detailed discussion of operating performances for the last three years.

In October 2004, we announced a change in the structure of our organization that impacts our reportable segments. The European segment now includes South American operations. In addition, Asia Pacific is a new reportable segment that includes Asian and Australian operations. The change in segment reporting has been reflected in this management discussion and analysis for years ended December 31, 2004 and prior.

In February 2005, we announced the acquisition of substantially all the exhaust assets of Gabilan Manufacturing, Inc., a privately held company that has developed and manufactured motorcycle exhaust systems for Harley-Davidson motorcycles since 1978. The company also produces aftermarket muffler kits for Harley-Davidson. We purchased Gabilan's assets for $10 million in cash and expect the acquisition to be accretive within the first year. Gabilan generated approximately $38 million in revenue in 2004.

Years 2004 and 2003

Net Sales and Operating Revenues

The following tables reflect our revenues for the years of 2004 and 2003. We present these reconciliations of revenues in order to reflect the trend in our sales in various product lines and geographic regions separately from the effects of doing business in currencies other than the U.S. dollar. Additionally, "pass-through" catalytic converter sales include precious metals pricing, which may be volatile. These "pass-through" catalytic converter sales occur when, at the direction of our OE customers, we purchase catalytic converters or components from suppliers, use them in our manufacturing process, and sell them as part of the completed system. While our original equipment customers assume the risk of this volatility, it impacts our reported revenue. Excluding pass-through catalytic converter sales removes this impact. We have not reflected any currency impact in the 2003 table since this is the base period for measuring the effects of currency during 2004 on our operations. We use this information to analyze the trend in our revenues before these factors. We believe investors find this information useful in understanding period to period comparisons in our revenues.

	Year Ended December 31, 2004				
	Revenues	Currency Impact	Revenues Excluding Currency	Pass-through Sales Excluding Currency Impact	Revenues Excluding Currency and Pass-through Sales
			(Millions)		
North America Aftermarket					
Ride Control	$ 342	$ —	$ 342	$ —	$ 342
Emission Control	161	—	161	—	161
Total North America Aftermarket	503	—	503	—	503
North America Original Equipment					
Ride Control	455	—	455	—	455
Emission Control	1,001	9	992	320	672
Total North America Original Equipment	1,456	9	1,447	320	1,127
Total North America	1,959	9	1,950	320	1,630
Europe Aftermarket					
Ride Control	169	12	157	—	157
Emission Control	190	16	174	—	174
Total Europe Aftermarket	359	28	331	—	331
Europe Original Equipment					
Ride Control	356	33	323	—	323
Emission Control	1,005	76	929	321	608
Total Europe Original Equipment	1,361	109	1,252	321	931
South America	153	4	149	15	134
Total Europe & South America	1,873	141	1,732	336	1,396
Asia	176	1	175	54	121
Australia	205	23	182	16	166
Total Asia Pacific	381	24	357	70	287
Total Tenneco Automotive	$4,213	$174	$4,039	$726	$3,313

	Year Ended December 31, 2003				
	Revenues	Currency Impact	Revenues Excluding Currency	Pass-through Sales Excluding Currency Impact	Revenues Excluding Currency and Pass-through Sales
	(Millions)				
North America Aftermarket					
Ride Control	$ 303	$—	$ 303	$ —	$ 303
Emission Control	163	—	163	—	163
Total North America Aftermarket	466	—	466	—	466
North America Original Equipment					
Ride Control	442	—	442	—	442
Emission Control	972	—	972	306	666
Total North America Original Equipment	1,414	—	1,414	306	1,108
Total North America	1,880	—	1,880	306	1,574
Europe Aftermarket					
Ride Control	170	—	170	—	170
Emission Control	176	—	176	—	176
Total Europe Aftermarket	346	—	346	—	346
Europe Original Equipment					
Ride Control	265	—	265	—	265
Emission Control	832	—	832	263	569
Total Europe Original Equipment	1,097	—	1,097	263	834
South America	119	—	119	12	107
Total Europe & South America	1,562	—	1,562	275	1,287
Asia	161	—	161	57	104
Australia	163	—	163	15	148
Total Asia Pacific	324	—	324	72	252
Total Tenneco Automotive	$3,766	$—	$3,766	$653	$3,113

Revenues from our North American operations increased $79 million in 2004 compared to the same period last year reflecting higher sales from both OE and aftermarket businesses. Total North American OE revenues increased three percent to $1,456 million in 2004. OE emission control revenues were up three percent to $1,001 million from $972 million in the prior year. Pass-through emission control sales increased five percent to $320 million in 2004. Adjusted for pass-through sales and currency, OE emission control sales were up one percent from the prior year. OE ride control revenues for 2004 increased three percent from the prior year driven primarily by higher sales to heavy-duty vehicle manufacturers. Total OE revenues, excluding pass-through sales and currency, increased two percent in 2004, while North American light vehicle production decreased approximately one percent from a year ago. We experienced this improvement despite the build rate decline primarily due to new product launches and our strong position on top-selling platforms with General Motors, Ford, DaimlerChrysler, Toyota, Honda and Nissan, as well as the higher heavy-duty volumes. Aftermarket revenues for North America were $503 million in 2004, representing an increase of eight percent compared to the same period in the prior year. Aftermarket ride control revenues increased $39 million or 13 percent in 2004, primarily due to orders from new customers, higher sales of premium priced products and, to a lesser degree, sales of our DuPont™-branded car care appearance products launched earlier in 2004. For the last several years, revenues in the aftermarket emission control business have been declining due to the OE's use of stainless steel, which reduces aftermarket replacement rates. Aftermarket emission control revenues declined one percent from 2003 to 2004 compared to a nine percent decline from 2002 to 2003, reflecting sales stabilization in this business.

Our European and South American segment's revenues increased $311 million or 20 percent in 2004 compared to last year. Total Europe OE revenues were $1,361 million, up 24 percent from last year. OE emission control revenues increased 21 percent to $1,005 million from $832 million in the prior year. Excluding a $58 million increase in pass-through sales and a $76 million increase due to strengthening currency, OE emission control revenues increased seven percent over 2003. This increase was greater than the change in European production, estimated to have increased about one percent from prior year levels. Our increase was greater than the market as a result of strong volumes on existing platforms as well as the ramp up of new product launches from BMW, PSA, Porsche and General Motors. OE ride control revenues increased by $91 million in 2004, up 34 percent from $265 million a year ago. Excluding a $33 million benefit from currency appreciation, OE ride control revenues increased 22 percent. We experienced this revenue increase despite the relatively flat European build rate due to stronger sales on new and existing platforms with Volkswagen, Ford and Renault. European aftermarket sales were $359 million in 2004 compared to $346 million last year. Excluding $28 million attributable to currency appreciation, European aftermarket revenues declined four percent in 2004 compared to last year. Ride control aftermarket revenues, excluding the impact of currency, were down eight percent compared to the prior year, reflecting heightened competition, a softer market environment in Spain, and weaker exports worldwide due to the strengthening of the euro. Aftermarket emission control revenues were down one percent from prior year excluding the benefits of currency. New customers and market share gains helped to partially offset significant market declines relating to now standard use of longer lasting stainless steel by OE manufacturers. South American revenues, excluding the benefits of currency appreciation, were up 25 percent to $149 million compared to last year. Higher OE volumes and pass-through sales as well as improved product mix and pricing drove this increase.

Revenues from our Asia Pacific segment, which includes Australia and Asia, increased $57 million to $381 million in 2004, as compared to $324 million in the prior year. Excluding $1 million from currency appreciation, higher OE volumes drove increased revenues of $14 million at our Asian operations in 2004 compared to last year. In Australia, strong OE volumes and strengthening currency increased revenues in 2004 by 26 percent. Excluding the impact of currency and pass-through sales, Australian revenues increased 12 percent.

EBIT

	Years Ended December 31,		
	2004	2003	Change
	(Millions)		
North America	$130	$131	$(1)
Europe & South America	22	23	(1)
Asia Pacific	19	22	(3)
	$171	$176	$(5)

The EBIT results shown in the preceding table include the following items, discussed below under "Restructuring and Other Charges" and "Liquidity and Capital Resources — Capitalization", which have an effect on the comparability of EBIT results between periods:

	Years Ended December 31, 2004	Years Ended December 31, 2003
	(Millions)	
North America		
Restructuring and restructuring-related expenses	$11	$ 4
Changeover costs for a major new aftermarket customer	8	—
Consulting fees indexed to stock price	2	—
Europe & South America		
Restructuring and restructuring-related expenses	26	4
Consulting fees indexed to stock price	1	—
Asia Pacific		
Restructuring and restructuring-related expenses	3	—
Consulting fees indexed to stock price	1	—

EBIT for North American operations decreased to $130 million in 2004 from $131 million one year ago. Higher OE ride and emission control volumes increased EBIT by $11 million and $8 million respectively. These increases were more than offset by higher material costs of $16 million, price concessions and higher manufacturing and selling, general and administrative costs. Higher North American aftermarket ride control volumes increased EBIT by $23 million with price and mix improvements adding another $4 million to EBIT. These increases were partially offset by higher material costs of $4 million and higher selling, general and administrative costs including changeover, promotion and advertising expenses. Included in North America's 2004 EBIT were $11 million in restructuring and restructuring-related expenses, $8 million in changeover costs and $2 million in consulting fees indexed to the stock price. Included in 2003's EBIT were $4 million in restructuring and restructuring-related expenses.

Our European and South American segment's EBIT was $22 million for 2004, down $1 million from $23 million in 2003. Higher European OE volumes from both product lines contributed $18 million to EBIT during 2004. Increased manufacturing efficiencies and currency appreciation added $7 million and $5 million, respectively to EBIT. These increases were offset by material cost increases of $3 million, price concessions, and higher selling, general and administration costs. Lower Europe aftermarket volumes reduced EBIT by $9 million, but were partially offset by customer pricing actions. In South America favorable volume and pricing actions added $8 million to EBIT. These increases in EBIT were partially offset by higher material costs of $2 million and higher selling, general and administration costs. Included in 2004's EBIT were $26 million in restructuring and restructuring-related expenses and $1 million in consulting fees indexed to the stock price. For the same period last year, EBIT included $4 million in restructuring-related expenses.

EBIT for our Asia Pacific segment, which includes Asia and Australia, decreased $3 million to $19 million in 2004 compared to $22 million one year ago. Higher OE volumes provided $5 million of additional EBIT in 2004 compared to prior year. Additionally, favorable currency exchange rates in Australia increased EBIT by $3 million. These increases were more than offset by price concessions, restructuring and higher selling, general and administration costs. Included in Asia Pacific's 2004 EBIT were $3 million in restructuring and restructuring-related expenses and $1 million in consulting fees indexed to the stock price.

EBIT as a Percentage of Revenue

	Years Ended December 31,	
	2004	2003
North America	7%	7%
Europe & South America	1%	1%
Asia Pacific	5%	7%
Total Tenneco Automotive	4%	5%

In North America, EBIT as a percentage of revenue for 2004 remained at prior year levels. Higher OE and aftermarket volumes were offset by higher material, restructuring and selling, general and administrative costs. In Europe and South America, EBIT margins for 2004 were also unchanged from the same period last year. OE volume increases and manufacturing efficiencies were offset by higher material, restructuring and selling, general and administration costs. EBIT as a percentage of revenue for our Asia Pacific operations decreased two percent from the prior year. Higher OE volumes and currency appreciation were more than offset by higher price concessions, restructuring and selling, general and administration costs.

Restructuring and Other Charges

Over the past several years we have adopted plans to restructure portions of our operations. These plans were approved by the Board of Directors and were designed to reduce operational and administrative overhead costs throughout the business. Prior to the change in accounting required for exit or disposal activities, we recorded charges to income related to these plans for costs that do not benefit future activities in the period in which the plans were finalized and approved, while actions necessary to affect these restructuring plans occurred over future periods in accordance with established plans.

In the fourth quarter of 2001, our Board of Directors approved a restructuring plan, a project known as Project Genesis, designed to lower our fixed costs, improve efficiency and utilization, and better optimize our global footprint. Project Genesis involved closing eight facilities, improving the process flow and efficiency through value mapping and plant arrangement at 20 facilities, relocating production among facilities, and centralizing some functional areas. The total of all these restructuring and other costs recorded in the fourth quarter of 2001 was $32 million before tax, $31 million after tax, or $0.81 per diluted common share. We eliminated 974 positions in connection with Project Genesis. Additionally, we executed this plan more efficiently than originally anticipated and as a result in the fourth quarter of 2002 reduced our reserves related to this restructuring activity by $6 million, which was recorded in cost of sales. In the fourth quarter of 2003, we reclassified $2 million of severance reserve to the asset impairment reserve. This reclassification became necessary as actual asset impairments along with the sale of our closed facilities were different than the original estimates. We completed the remaining restructuring activities under Project Genesis as of the end of 2004. Since Project Genesis was announced, we have undertaken a number of related projects designed to restructure our operations, described below.

In the first quarter of 2003, we incurred severance costs of $1 million associated with eliminating 17 salaried positions through selective layoffs and an early retirement program. Additionally, 93 hourly positions were eliminated through selective layoffs in the quarter. These reductions were done to reduce ongoing labor costs in North America. This charge was primarily recorded in cost of sales.

In October of 2003, we announced the closing of an emission control manufacturing facility in Birmingham, U.K. Approximately 130 employees were eligible for severance benefits in accordance with union contracts and U.K. legal requirements. We incurred approximately $3 million in costs related to this action in 2004. This action is in addition to the plant closings announced in Project Genesis in the fourth quarter of 2001.

In October 2004, we announced a plan to eliminate 250 salaried positions through selected layoffs and an elective early retirement program. The majority of the layoffs are at the middle and senior management level. We expect to incur charges of approximately $24 to $26 million related to these reductions. As of December 31, 2004, we have incurred $21 million in severance costs. Of this total, $6 million was recorded in cost of sales and $15 million was recorded in selling, general and administrative. We anticipate incurring the remaining costs by April of 2005. Of the total $21 million in severance costs incurred to date, $5 million represents cash payments with the remainder accrued in other short-term liabilities. We expect to generate savings of approximately $20 million annually from this initiative.

Including the above costs, we incurred $40 million in restructuring and restructuring-related costs in 2004. Of this total, $18 million related to the continuation of the optimization of our manufacturing footprint that was started with Project Genesis in 2001.

Including the costs incurred in 2002 and 2003 of $19 million, we have incurred a total of $59 million for activities related to our restructuring actions initiated in prior periods that could not be accrued as part of the restructuring charges for these actions.

We have generated about $31 million of annual savings from Project Genesis. Approximately $7 million of savings was related to closing the eight facilities, approximately $16 million of savings was related to value mapping and plant arrangement and approximately $8 million of savings was related to relocating production among facilities and centralizing some functional areas. There have been no significant deviations from planned savings. All actions for Project Genesis have been completed.

Under the terms of our amended and restated senior credit agreement that took effect on December 12, 2003, we are allowed to exclude up to $60 million of cash charges and expenses, before taxes, related to cost reduction initiatives over the 2002 to 2006 time period from the calculation of the financial covenant ratios we are required to maintain under our senior credit agreement. As of December 31, 2004, we have excluded $59 million of the $60 million available under the terms of the senior credit facility. In addition to the announced actions, we will continue to evaluate additional opportunities to initiate actions that will reduce our costs through implementing the most appropriate and efficient logistics, distribution and manufacturing footprint for the future. There can be no assurances, however, that we will undertake additional restructuring actions. Actions that we take, if any, will require the approval of our Board of Directors, or its authorized committee, and if the costs of the plans exceed the amount previously approved by our senior lenders, could require approval by our senior lenders. We plan to conduct any workforce reductions that result in compliance with all legal and contractual requirements including obligations to consult with workers' councils, union representatives and others.

In February of 2005, we amended our senior credit facility. As amended, we are allowed to exclude up to $60 million of cash charges and expenses, before taxes, related to restructuring initiatives occurring after February 2005 from the calculation of the financial covenant ratios required under our senior credit facility.

Interest Expense, Net of Interest Capitalized

We reported interest expense of $179 million in 2004 compared to $149 million in 2003. Interest expense for 2004 includes $42 million related to the refinancing of our $500 million $11\frac{5}{8}$ percent senior subordinated notes due 2009. We accomplished this refinancing by issuing new $8\frac{5}{8}$ percent senior subordinated notes due 2014 in November and using the net proceeds of that issuance, together with cash on hand, to redeem our $11\frac{5}{8}$ percent notes. The $11\frac{5}{8}$ percent notes were called for redemption in November and the redemption was completed in December. Included in the total is a write-off of $8 million in debt issuance costs; a premium of $29 million for redeeming the bonds prior to their maturity date, and $5 million in overlapping interest expenses during the time between the issuance of the $8\frac{5}{8}$ percent notes and the final redemption of the $11\frac{5}{8}$ percent notes. Last year's interest expense includes $12 million for the write-off of senior debt issuance costs that were deferred on the senior debt that we partially paid with the proceeds of our $350 million bond offering in June of 2003 and fully refinanced in December of 2003. See more detailed explanations on our debt structure, including our issuance of

$500 million of 8⅝ percent senior subordinated notes due 2014 in November 2004, our issuance of $350 million of 10¼ percent senior secured notes due 2013 in June 2003, our issuance of $125 million of 10¼ percent senior secured notes due 2013 in December 2003 and our refinancing of our senior credit facility in December 2003 and their anticipated impact on our interest expense, in "Liquidity and Capital Resources — Capitalization" later in this Management's Discussion and Analysis.

In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions. These agreements swapped an aggregate of $150 million of fixed interest rate debt at a per annum rate of 10¼ percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. Each agreement requires semi-annual settlements through July 15, 2013. The LIBOR in effect for these swaps during the course of 2004 resulted in lower interest expense of approximately $3 million for the year. The LIBOR rate as of December 31, 2004 as determined under these agreements is 1.86 percent. This rate remained in effect until January 15, 2005 when it increased to 2.89 percent. Based upon the LIBOR of 2.89 percent which was in effect as of January 15, 2005 under these agreements (and remains in effect until July 15, 2005), these swaps would reduce our 2005 annual interest expense by approximately $2 million. These swaps qualify as fair value hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and as such are recorded on the balance sheet at market value with an offset to the underlying hedged item, which is long term debt. As of December 31, 2004, the fair value of the interest rate swaps was a liability of approximately $1 million, which has been recorded as a decrease to long term debt and an increase to other long term liabilities.

Income Taxes

Income taxes were a benefit of $25 million in 2004, compared to a benefit of $6 million in 2003. Included in 2004 were benefits of $21 million, including book to return adjustments, settlements of prior year tax issues and benefits related to previous tax losses in foreign operations. Due to efforts to improve overseas operations, we can now recognize the benefits of these previous tax losses in foreign operations, because it is more likely than not that we will be able to utilize them to offset future cash tax payments. Included in 2003 were benefits of $17 million, including book to return adjustments, settlements of prior year tax issues on a more favorable basis than originally anticipated and a foreign tax adjustment. The effective tax rate for 2004 including the $21 million benefit was 313 percent. Excluding the $21 million benefit our effective tax rate was 58 percent. The effective tax rate for 2003 including the $17 million benefit was a negative 21 percent. Excluding the $17 million benefit our effective tax rate was 37 percent.

Earnings Per Share

We reported earnings per diluted common share of $0.31 for 2004, compared to $0.65 per diluted share for 2003. Included in the results for 2004 are expenses related to our restructuring activities, the cost related to the refinancing of our senior subordinated notes, customer changeover costs, consulting fees indexed to the stock price and favorable tax adjustments. The net impact of these items decreased earnings per diluted share by $0.87. Included in the results for 2003 are expenses related to our restructuring activities, the write-off of debt issuance costs relating to issuing senior secured notes in June and December of 2003, the senior credit facility refinancing in December of 2003 and tax benefits for the resolution of several audit issues. The net impact of these items increased earnings per diluted share by $0.10. Please read Note 8 to the consolidated financial statements included in Item 8 for more detailed information on earnings per share.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. Preparing our financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following paragraphs include a discussion of some critical areas where estimates are required.

Revenue Recognition

We recognize revenue for sales to our OE and aftermarket customers under the terms of our arrangements with those customers, generally at the time of shipment from our plants or distribution centers. For our aftermarket customers, we provide for promotional incentives and returns at the time of sale. Estimates are based upon the terms of the incentives and historical experience with returns. Where we have offered product warranty, we also provide for warranty costs. Those estimates are based upon historical experience and upon specific warranty issues as they arise. While we have not experienced any material differences between these estimates and our actual costs, it is reasonably possible that future warranty issues could arise that could have a significant impact on our financial statements.

Long-term Receivables

We expense pre-production design and development costs incurred for our original equipment customers unless we have a contractual guarantee for reimbursement of those costs from the customer. At December 31, 2004, we had $17 million recorded as a long-term receivable from OE customers for guaranteed pre-production design and development arrangements. While we believe that the vehicle programs behind these arrangements will enter production, these arrangements allow us to recover our pre-production design and development costs in the event that the programs are cancelled or do not reach expected production levels. We have not experienced any material losses on arrangements where we have a contractual guarantee of reimbursement from our customers.

Income Taxes

We have a U.S. Federal tax net operating loss ("NOL") carryforward at December 31, 2004, of $569 million, which will expire in varying amounts from 2018 to 2024. The federal tax effect of that NOL is $199 million, and is recorded as an asset on our balance sheet at December 31, 2004. We estimate, based on available evidence both positive and negative, that it is more likely than not that we will utilize the NOL within the prescribed carryforward period. That estimate is based upon our expectations regarding future taxable income of our U.S. operations and upon strategies available to accelerate usage of the NOL. Circumstances that could change that estimate include future U.S. earnings at lower than expected levels or a majority ownership change as defined in the rules of the U.S. tax law. If that estimate changed, we would be required to cease recognizing an income tax benefit for any new NOL and could be required to record a reserve for some or all of the asset currently recorded on our balance sheet. As of December 31, 2004, we believe that there has been a significant change in our ownership, but not a majority change, in the last three years.

Stock-based Compensation

We utilize the intrinsic value method to account for our stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." If our compensation costs for our stock-based compensation plans were determined using the fair value method of accounting as provided in the revised SFAS No. 123, "Accounting for Stock-Based Compensation," we estimate that our pro-forma net income and earnings per share would be lower by approximately $2 million or $0.05 per diluted share for the full year 2004 and by approximately $2 million or $0.04 per diluted share for the full year 2003.

Goodwill and Other Intangible Assets

We utilize an impairment-only approach to value our purchased goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Each year in the fourth quarter, we perform an impairment analysis on the balance of goodwill. Inherent in this calculation is the use of estimates as the fair value of our designated reporting units is based upon the present value of our expected future cash flows. In addition, our calculation includes our best estimate of our weighted average cost of capital and growth rate. If the calculation results in a fair value of goodwill which is less than the book value of goodwill, an impairment charge would be recorded in the operating results of the impaired reporting unit. We had $196 million of goodwill recorded at December 31, 2004.

Pension and Other Postretirement Benefits

We have various defined benefit pension plans that cover substantially all of our employees. We also have postretirement health care and life insurance plans that cover a majority of our domestic employees. Our pension and postretirement health care and life insurance expenses and valuations are dependent on management's assumptions used by our actuaries in calculating these amounts. These assumptions include discount rates, health care cost trend rates, long-term return on plan assets, retirement rates, mortality rates and other factors. Health care cost trend rate assumptions are developed based on historical cost data and an assessment of likely long-term trends. Retirement and mortality rates are based primarily on actual plan experience.

Our approach to establishing the discount rate assumption for both our domestic and foreign plans starts with high-quality investment-grade bonds adjusted for an incremental yield based on actual historical performance. This incremental yield adjustment is the result of selecting securities whose yields are higher than the "normal" bonds that comprise the index. Based on this approach, at September 30, 2004 we lowered the weighted average discount rate for pension plans to 6.0 percent, from 6.1 percent. The discount rate for postretirement benefits was lowered from 6.5 percent at September 30, 2003 to 6.25 percent at September 30, 2004.

Our approach to determining expected return on plan asset assumptions evaluates both historical returns as well as estimates of future returns, and is adjusted for any expected changes in the long-term outlook for the equity and fixed income markets. As a result, our estimate of the weighted average long-term rate of return on plan assets for our pension plans was 8.4 percent for 2004, 2003 and 2002. See Note 10 to the financial statements for more information regarding costs and assumptions for employee retirement benefits.

Generally, our pension plans are non-contributory. Our policy is to fund our pension plans in accordance with applicable U.S. and foreign government regulations and to make additional payments as funds are available to achieve full funding of the accumulated benefit obligation. At December 31, 2004, all legal funding requirements had been met. Employees contributed $1 million to our pension plans in 2004 and less than $1 million in 2003.

Other postretirement benefit obligations, such as retiree medical, are not funded. Funded status is derived by subtracting the value of the projected benefit obligations at December 31, 2004, from the end of the year fair value of plan assets.

Changes in Accounting Principles

In January 2003, the Financial Accounting Standard Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was revised in December 2003. FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. This interpretation as revised was effective January 1, 2004. The adoption of FIN 46 had no impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 established standards for classification of certain financial instruments that have characteristics of both liabilities and equity but have been presented entirely as equity or between the liabilities and equity section of the statement of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no impact on our financial position.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits an amendment of FASB Statements Nos. 87, 88, and 106." The revised SFAS No. 132 changes employers' disclosures about pension plans and other postretirement benefits and requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost. For disclosures required by this statement, see Note 10 to the consolidated financial statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included in Item 8.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduced a voluntary prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D. As permitted by FASB Staff Position ("FSP") 106-1, we previously chose to defer recognizing the effects of the Act on our postretirement healthcare insurance plans until authoritative guidance was issued by the FASB. In May 2004, the FASB issued FSP No. 106-2, which supercedes FSP No. 106-1 and required accounting for the effects of the Act no later than our quarter ended September 30, 2004. The adoption of FSP 106-2 did not have a material impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs an amendment of Accounting Research Bulletin No. 43, Chapter 4." This statement requires idle facility expenses, excessive spoilage, double freight and rehandling costs to be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB revised SFAS No. 123, "Share-Based Payment" which supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The revised SFAS No. 123 is effective for interim or annual reporting periods that begin after June 15, 2005. We estimate that the impact on our net income and earnings per share will not exceed approximately $2 million or $0.05 per diluted share. See Note 1 to the consolidated financial statements of Tenneco Automotive Inc. and Consolidated Subsidiaries included in Item 8.

In December 2004, the FASB issued FSP No. 109-1. FSP No. 109-1 provides guidance on the application of FASB Statement No. 109, "Accounting for Income Taxes," to the provision within The American Jobs Creation Act of 2004 (The Act) that provides a tax deduction on qualified production activities. The purpose behind this special deduction is to provide a tax incentive to companies that maintain or expand U.S. manufacturing activities. FSP No. 109-1 was effective upon issuance. The adoption of FSP 109-1 did not have any impact on our consolidated financial statements.

In December 2004, the FASB issued FSP No. 109-2. FSP No. 109-2 addresses the question on the impact of a company's APB No. 23 Accounting for Income Taxes — Special Areas representation under The Act, which provides for a special one-time 85 percent dividend deduction on dividends from foreign subsidiaries. FSP No. 109-2 was effective upon issuance. The issuance of FSP No. 109-2 does not change how we apply APB No. 23, and therefore, did not have any impact on our consolidated financial statements.

Liquidity and Capital Resources

Capitalization

	Year Ended December 31,		
	2004	2003	% Change
	(Millions)		
Short term debt and current maturities	$ 19	$ 20	(5)%
Long term debt	1,401	1,410	(1)
Total debt	1,420	1,430	(1)
Total minority interest	24	23	4
Shareholders' equity	150	58	159
Total capitalization	$1,594	$1,511	6

General. The year-to-date increase in shareholders' equity primarily results from $80 million related to the translation of foreign balances into U.S. dollars. In addition, net income, premium on common stock issued pursuant to benefit plans and other transactions contributed $36 million to the increase in shareholders' equity. The increase in shareholders' equity was partially offset by an adjustment to the additional minimum pension liability of $24 million as a result of an increase in the accrued benefit obligation. Although our book equity balance was small at December 31, 2004, it should not affect our business operations. We have no debt covenants that are based upon our book equity, and there are no other agreements that are adversely impacted by our relatively low book equity.

Short-term debt, which includes the current portion of long-term obligations and borrowings by foreign subsidiaries, as well as our revolving credit facility, decreased approximately $1 million as a result of a $1 million increase in the current portion of long-term debt offset by a $2 million decrease in foreign subsidiaries' obligations. There were no borrowings outstanding under our revolving credit facility at either December 31, 2004 or 2003. The overall decrease in long-term debt resulted from payments made on our outstanding long-term debt and capital leases in addition to our position on interest rate swaps entered into in April 2004. See below for further information on the interest rate swaps.

Senior Credit Facility — Overview and Recent Transactions. Our financing arrangements are primarily provided by a committed senior secured financing arrangement with a syndicate of banks and other financial institutions. The arrangement is secured by substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries, as well as guarantees by our material domestic subsidiaries. We originally entered into this facility in 1999 and since that time have periodically requested and received amendments to the facility for various purposes. In December of 2003, we engaged in a series of transactions that resulted in the full refinancing of the facility, through an amendment and restatement. As of December 31, 2004, the senior credit facility consisted of a seven-year, $396 million term loan B facility maturing in December 2010; a five-year, $220 million revolving credit facility maturing in December 2008; and a seven-year, $180 million tranche B-1 letter of credit/revolving loan facility maturing in December 2010. In February 2005, we amended the facility, which resulted in reduced interest rates on the term loan B and tranche B-1 letter of credit/revolving loan portions of the facility. We also made a voluntary prepayment of $40 million on the term loan B facility, reducing borrowings to $356 million. These transactions are described in more detail below.

In June 2003, we issued $350 million of 10¼ percent senior secured notes. The notes have a final maturity date of July 15, 2013. We received net proceeds in the second quarter of 2003 from the offering of the notes, after deducting underwriting discounts, commissions and expenses, of $338 million. We used the net proceeds of the offering to repay outstanding amounts under our senior credit facility as follows: (i) to prepay $199 million on the term loan A that was due November 4, 2005, (ii) to prepay $52 million on the term loans B and C that was due November 4, 2007 and May 4, 2008, respectively, and (iii) to prepay outstanding borrowings of $87 million under the revolving credit portion of our senior credit facility. These notes are described in more detail below under "Senior Secured and Subordinated Notes."

In December 2003, we amended and restated our senior credit facility and issued an additional $125 million of 10¼ percent senior secured notes. We received $136 million of net proceeds from the offering of the additional $125 million of 10¼ percent senior secured notes, after deducting underwriting discounts and other expenses and including a 13 percent price premium over par. We also received $391 million in net proceeds from new term loan B borrowings under the amended and restated senior credit facility, after deducting fees and other expenses. We used the combined net proceeds of $527 million to prepay the remaining $514 million outstanding under term loans A, B and C under the senior credit facility immediately prior to the completion of the transaction. The remaining $13 million of net proceeds were used for general corporate purposes.

We incurred $27 million in fees associated with the issuance of the aggregate $475 million of 10¼ percent senior secured notes and the amendment and restatement of our senior credit facility. These fees will be amortized over the term of the senior secured notes and the amended and restated senior credit facility.

Based on our use of the net proceeds from both the June and December 2003 transactions, these transactions would have increased our annual interest expense by approximately $9 million. This does not give effect to the fixed-to-floating interest rate swaps we completed in April 2004, described below. In addition, we expensed in the second and fourth quarters of 2003 a total of approximately $12 million of existing deferred debt issuance costs as a result of retiring the term loans under the senior credit facility.

In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions. These agreements swapped an aggregate of $150 million of fixed interest rate debt at a per annum rate of 10¼ percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. Each agreement requires semi-annual settlements through July 15, 2013. The LIBOR in effect for these swaps during the course of 2004 resulted in lower interest expense of approximately $3 million for the year. The LIBOR rate as of December 31, 2004 as determined under these agreements is 1.86 percent. This rate remained in effect until January 15, 2005 when it increased to 2.89 percent. Based upon the LIBOR of 2.89 percent which was in effect as of January 15, 2005 under these agreements (and remains in effect until July 15, 2005), these swaps would reduce our 2005 annual interest expense by approximately $2 million. These swaps qualify as fair value hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and as such are recorded on the balance sheet at market value with an offset to the underlying hedged item, which is long term debt. As of December 31, 2004, the fair value of the interest rate swaps was a liability of approximately $1 million, which has been recorded as a decrease to long term debt and an increase to other long term liabilities.

In November 2004, we refinanced our $500 million of 11⅝ percent senior subordinated notes maturing in October of 2009 with new senior subordinated notes. The new notes have an interest rate of 8⅝ percent, a maturity date of November 15, 2014 and contain substantially similar terms as the notes refinanced. Premium payments and other fees in connection with the refinancing of these notes totaled approximately $40 million, including a $29 million or 5.813% price premium over par on the redeemed notes. The new notes accrue interest from November 19, 2004 with an initial interest payment date of May 15, 2005. These notes are described in more detail below under "Senior Secured and Subordinated Notes."

In connection with the refinancing of the $500 million in senior subordinated notes we amended the senior credit facility effective November 17, 2004. This amendment allowed us to use up to $50 million in cash on hand to pay redemption premiums and/or other fees and costs in connection with the redemption and refinancing of the senior subordinated notes. This amendment also excluded any redemption premium associated with the 11⅝ percent senior subordinated notes and any interest incurred on the notes between the call date of November 19, 2004 and the redemption date of December 20, 2004 from cash interest expense for purposes of the definition of consolidated interest expense in the senior credit facility. In exchange for these amendments, we agreed to pay a small fee to the consenting lenders. We also incurred approximately $13 million in legal, advisory and other costs related to the amendment and the issuance of the new senior subordinated notes. These amounts were capitalized and will be amortized over the remaining terms of the senior subordinated notes and senior credit facility.

Our interest expense increased in 2004 by $42 million due to the fees and expenses associated with the refinancing of our senior subordinated notes, which includes an expense of $8 million for existing deferred debt issuance costs associated with the 11⅝ percent senior subordinated notes. Beginning in 2005, annual interest expense savings from this transaction are anticipated to be about $15 million. This does not give effect to the fixed-to-floating interest rate swaps we completed in April 2004 described above.

In February 2005 we amended our senior credit facility to reduce by 75 basis points the interest rate on the term loan B facility and the tranche B-1 letter of credit/revolving loan facility. In connection with the amendment, we voluntarily prepaid $40 million in principal on the term loan B, reducing the term loan B facility from $396 million to $356 million.

Additional provisions of the amendment to the senior credit facility agreement (i) amend the definition of EBITDA to exclude up to $60 million in restructuring-related expenses announced and taken after February 2005, (ii) increase permitted investments to $50 million, (iii) exclude expenses related to the issuance of stock options from the definition of consolidated net income, (iv) permit us to redeem up to $125 million of senior secured notes after January 1, 2008 (subject to certain conditions), (v) increase our ability to add commitments under the revolving credit facility by $25 million, and (vi) make other minor modifications. We incurred approximately $1 million in fees and expenses associated with this amendment, which will be capitalized and amortized over the remaining term of the agreement. As a result of the amendment and the voluntary prepayment of $40 million under the term loan B, our interest expense in 2005 will be approximately $6 million lower than what it would otherwise have been.

Senior Credit Facility — Forms of Credit Provided. Following the February 2005 voluntary prepayment of $40 million, the term loan B facility is payable as follows: $74 million due March 31, 2010, and $94 million due each of June 30, September 30 and December 12, 2010. The revolving credit facility requires that it be repaid by December 2008. Prior to that date, funds may be borrowed, repaid and reborrowed under the revolving credit facility without premium or penalty. Letters of credit may be issued under the revolving credit facility.

The tranche B-1 letter of credit/revolving loan facility requires that it be repaid by December 2010. We can borrow revolving loans from the $180 million tranche B-1 letter of credit/revolving loan facility and use that facility to support letters of credit. The tranche B-1 letter of credit/revolving loan facility lenders have deposited $180 million with the administrative agent, who has invested that amount in time deposits. We do not have an interest in any of the funds on deposit. When we draw revolving loans under this facility, the loans are funded from the $180 million on deposit with the administrative agent. When we make repayments, the repayments are redeposited with the administrative agent.

Under current accounting rules, the tranche B-1 letter of credit/revolving loan facility will be reflected as debt on our balance sheet only if we have outstanding thereunder revolving loans or payments by the facility in respect of letters of credit. We will not be liable for any losses to or misappropriation of any (i) return due to the administrative agent's failure to achieve the return described above or to pay all or any portion of such return to any lender under such facility or (ii) funds on deposit in such account by such lender (other than the obligation to repay funds released from such accounts and provided to us as revolving loans under such facility).

Senior Credit Facility — Interest Rates and Fees. Borrowings under the term loan B facility and the tranche B-1 letter of credit/revolving loan facility bear interest at an annual rate equal to, at our option, either (i) the London Interbank Offering Rate plus a margin of 300 basis points (reduced to 225 basis points in February 2005); or (ii) a rate consisting of the greater of the JP Morgan Chase prime rate or the Federal Funds rate plus 50 basis points, plus a margin of 200 basis points (reduced to 125 basis points in February 2005). There is no cost to us for issuing letters of credit under the tranche B-1 letter of credit/revolving loan facility, however outstanding letters of credit reduce our availability to borrow revolving loans under this portion of the facility. If a letter of credit issued under this facility is subsequently paid and we do not reimburse the amount paid in full, then a ratable portion of each lender's deposit would be used to fund the letter of credit. We pay the tranche B-1 lenders a fee which is equal to LIBOR plus 300 basis points (reduced to 225 basis points in February 2005). This fee is offset by the return on the funds deposited with the administrative agent which earn interest at a per annum rate approximately equal to LIBOR. Outstanding revolving loans reduce the funds on deposit with the administrative agent which in turn reduce the earnings of those deposits and effectively increases our interest expense at a per annum rate equal to LIBOR. The interest margins for borrowings under the term loan B facility and tranche B-1 letter of credit/revolving loan facility will be further reduced by 25 basis points following: the end of each fiscal quarter for which the consolidated leverage ratio is less than 3.0 or at the point our credit ratings are improved to BB– or better by Standard & Poor's (and are rated at least B1 by Moody's) or to Ba3 or better by Moody's (and are rated at least B+ by Standard & Poor's).

Borrowings under the revolving credit facility bear interest at an annual rate equal to, at our option, either (i) the London Interbank Offering Rate plus a margin of 325 basis points; or (ii) a rate consisting of the greater of the JP Morgan Chase prime rate or the Federal Funds rate plus 50 basis points, plus a margin of 225 basis points. Letters of credit issued under the revolving credit facility accrue a letter of credit fee at a per annum rate of 325 basis points for the pro rata account of the lenders under such facility and a fronting fee for the ratable account of the issuers thereof at a per annum rate in an amount to be agreed upon payable quarterly in arrears. The interest margins for borrowings and letters of credit issued under the revolving credit facility are subject to adjustment based on the consolidated leverage ratio (consolidated indebtedness divided by consolidated EBITDA as defined in the senior credit facility agreement) measured at the end of each quarter. The margin we pay on the revolving credit facility will be reduced by 25 basis points following each fiscal quarter for which the consolidated leverage ratio is less than 4.0 beginning in March 2005. We also pay a commitment fee of 50 basis points on the unused portion of the revolving credit facility. This commitment fee will be reduced by 12.5 basis points following the end of each fiscal quarter for which the consolidated leverage ratio is less than 3.5.

Senior Credit Facility — Other Terms and Conditions. The amended and restated senior credit facility requires that we maintain financial ratios equal to or better than the following consolidated leverage ratio (consolidated indebtedness divided by consolidated EBITDA), consolidated interest coverage ratio (consolidated EBITDA divided by consolidated cash interest paid), and fixed charge coverage ratio (consolidated EBITDA less consolidated capital expenditures, divided by consolidated cash interest paid) at the end of each period indicated. The financial ratios required under the amended senior credit facility and, the actual ratios we achieved for the four quarters of 2004, are shown in the following tables:

	Quarter Ended							
	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004	
	Req.	Act.	Req.	Act.	Req.	Act.	Req.	Act.
Leverage Ratio (maximum)	5.00	3.97	5.00	3.78	4.75	3.69	4.75	3.60
Interest Coverage Ratio (minimum)	2.00	2.77	2.00	3.15	2.00	2.75	2.00	2.67
Fixed Charge Coverage Ratio (minimum)	1.10	1.76	1.10	2.04	1.10	1.78	1.10	1.77

	Quarters Ending						
	March 31, 2005-June 30, 2005	September 30-December 31, 2005	March 31-December 31, 2006	March 31-December 31, 2007	March 31-December 31, 2008	March 31-December 31, 2009	March 31-December 31, 2010
	Req.	Req.	Req.	Req.	Req.	Req.	Req.
Leverage Ratio (maximum)	4.75	4.50	4.25	3.75	3.50	3.50	3.50
Interest Coverage Ratio (minimum)	2.00	2.00	2.10	2.20	2.35	2.50	2.75
Fixed Charge Coverage Ratio (minimum)	1.10	1.10	1.15	1.25	1.35	1.50	1.75

The senior credit facility agreement provides: (i) the ability to refinance our senior subordinated notes and/or our senior secured notes using the net cash proceeds from the issuance of similarly structured debt; (ii) the ability to repurchase our senior subordinated notes and/or our senior secured notes using the net cash proceeds from issuing shares of our common stock; and (iii) the prepayment of the term loans by an amount equal to 50 percent of our excess cash flow as defined by the agreement.

The senior credit facility agreement also contains restrictions on our operations that are customary for similar facilities, including limitations on: (i) incurring additional liens; (ii) sale and leaseback transactions (except for the permitted transactions as described in the amendment); (iii) liquidations and dissolutions; (iv) incurring additional indebtedness or guarantees; (v) capital expenditures; (vi) dividends; (vii) mergers and consolidations; and (viii) prepayments and modifications of subordinated and other debt instruments. Compliance with these requirements and restrictions is a condition for any incremental borrowings under the senior credit facility agreement and failure to meet these requirements enables the lenders to require repayment of any outstanding loans. As of December 31, 2004, we were in compliance with all the financial covenants (as indicated above) and operational restrictions of the facility.

Our senior credit facility does not contain any terms that could accelerate the payment of the facility as a result of a credit rating agency downgrade.

Senior Secured and Subordinated Notes. Our outstanding debt also includes $475 million of 10¼ percent senior secured notes due July 15, 2013, in addition to the $500 million of 8⅝ percent senior subordinated notes due November 15, 2014 described above. We can redeem some or all of the notes at any time after July 15, 2008, in the case of the senior secured notes, and November 15, 2009, in the case of the senior subordinated notes. If we sell certain of our assets or experience specified kinds of changes in control, we must offer to repurchase the notes. We are permitted to redeem up to 35 percent of the senior secured notes with the proceeds of certain equity offerings completed before July 15, 2006 and up to 35 percent of the senior subordinated notes with the proceeds of certain equity offerings completed before November 15, 2007.

Our senior secured and subordinated notes require that, as a condition precedent to incurring certain types of indebtedness not otherwise permitted, our consolidated fixed charge coverage ratio, as calculated on a proforma basis, to be greater than 2.25 and 2.00, respectively. We have not incurred any of the types of indebtedness not otherwise permitted by the indentures. The indentures also contain restrictions on our operations, including limitations on: (i) incurring additional indebtedness or liens; (ii) dividends; (iii) distributions and stock repurchases; (iv) investments; (v) asset sales and (vi) mergers and consolidations. Subject to limited exceptions, all of our existing and future material domestic wholly owned subsidiaries fully and unconditionally guarantee these notes on a joint and several basis. In addition, the senior secured notes and related guarantees are secured by second priority liens, subject to specified exceptions, on all of our and our subsidiary guarantors' assets that secure obligations under our senior credit facility, except that only a portion of the capital stock of our and our subsidiary guarantor's domestic subsidiaries is provided as collateral and no assets or capital stock of our direct or indirect foreign subsidiaries secure the notes or guarantees. There are no significant restrictions on the ability of the subsidiaries that have guaranteed these notes to make distributions to us. The senior subordinated notes rank junior in right of payment to our senior credit facility and any future senior debt incurred. As of December 31, 2004, we were in compliance with the covenants and restrictions of these indentures.

Accounts Receivable Securitization. In addition to our senior credit facility, senior secured notes and senior subordinated notes, we also sell some of our accounts receivable. In North America, we have an accounts receivable securitization program with a commercial bank. We sell original equipment and aftermarket receivables on a daily basis under this program. We sold accounts receivable under this program of $68 million and $36 million at December 31, 2004 and 2003, respectively. This program is subject to cancellation prior to its maturity date if we were to (i) fail to pay interest or principal payments on an amount of indebtedness exceeding $50 million, (ii) default on the financial covenant ratios under the senior credit facility, or (iii) fail to maintain certain financial ratios in connection with the accounts receivable securitization program. In January 2005, this program was renewed for 364 days to January 30, 2006 at the existing facility size of $75 million. We also sell some receivables in our European operations to regional banks in Europe. At December 31, 2004 we sold $56 million of accounts receivable in Europe down from $87 million at December 31, 2003. The arrangements to sell receivables in Europe are not committed and can be cancelled at any time. If we were not able to sell receivables under either the North American or European securitization programs, our borrowings under our revolving credit agreements would increase. These accounts receivable securitization programs provide us with access to cash at costs that are generally favorable to alternative sources of financing, and allow us to reduce borrowings under our revolving credit agreements.

Capital Requirements. We believe that cash flows from operations, combined with available borrowing capacity described above, assuming that we maintain compliance with the financial covenants and other requirements of our loan agreement, will be sufficient to meet our future capital requirements for the following year. Our ability to meet the financial covenants depends upon a number of operational and economic factors, many of which are beyond our control. Factors that could impact our ability to comply with the financial covenants include the rate at which consumers continue to buy new vehicles and the rate at which they continue to repair vehicles already in service, as well as our ability to successfully implement our restructuring plans. Lower North American vehicle production levels, weakening in the global aftermarket, or a reduction in vehicle production levels in Europe, beyond our expectations, could impact our ability to meet our financial covenant ratios. In the event that we are unable to meet these financial covenants, we would consider several options to meet our cash flow needs. These options could include further renegotiations with our senior credit lenders, additional cost reduction or restructuring initiatives, sales of assets or common stock, or other alternatives to enhance our financial and operating position. Should we be required to implement any of these actions to meet our cash flow needs, we believe we can do so in a reasonable time frame.

Contractual Obligations

Our remaining required debt principal amortization and payment obligations under lease and certain other financial commitments as of December 31, 2004, are shown in the following table:

	Payments due in:						
	2005	2006	2007	2008	2009	Beyond 2009	Total
				(Millions)			
Obligations:							
Revolver borrowings	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Senior long-term debt	4	4	4	4	4	376	396
Long-term notes	1	—	1	2	—	475	479
Capital leases	3	3	3	3	3	3	18
Subordinated long-term debt	—	—	—	—	—	500	500
Other subsidiary debt	1	—	—	—	1	—	2
Short-term debt	10	—	—	—	—	—	10
Debt and capital lease obligations	19	7	8	9	8	1,354	1,405
Operating leases	14	11	9	7	5	3	49
Interest payments	109	109	109	109	109	387	932
Capital commitments	49	—	—	—	—	—	49
Total Payments	$191	$127	$126	$125	$122	$1,744	$2,435

We principally use our revolving credit facilities to finance our short-term capital requirements. As a result, we classify any outstanding balances of the revolving credit facilities within our short-term debt even though the revolving credit facility has a termination date of December 13, 2008 and the tranche B-1 letter of credit facility/revolving loan facility has a termination date of December 13, 2010. The revolving credit facilities balances included in short-term debt was zero at both December 31, 2004 and 2003, respectively.

If we do not maintain compliance with the terms of our senior credit facility, senior secured notes indenture and senior subordinated debt indenture described above, all amounts under those arrangements could, automatically or at the option of the lenders or other debt holders, become due. Additionally, each of those facilities contains provisions that certain events of default under one facility will constitute a default under the other facility, allowing the acceleration of all amounts due. We currently expect to maintain compliance with terms of all of our various credit agreements for the foreseeable future.

Included in our contractual obligations is the amount of interest to be paid on our long-term debt. As our debt structure contains both fixed and variable rate interest debt, we have made assumptions in calculating the amount of the future interest payments. Interest on our senior secured notes and senior subordinated notes is calculated using the fixed rates of 10¼ percent and 8⅝ percent, respectively. Interest on our variable rate debt is calculated as 300 basis points plus LIBOR of 2.4 percent which was the rate at December 31, 2004. We have assumed that LIBOR will remain unchanged for the outlying years. See "— Capitalization." In addition we have included the impact of our interest rate swaps entered into in April 2004. See "Interest Rate Risk" below. In February 2005, we made a $40 million voluntary payment on our senior long-term debt. The impact of this payment eliminates each quarterly $1 million payment we were required to make through 2009 and reduces by $20 million our first quarterly payment due in 2010.

We have also included an estimate of expenditures required after December 31, 2004 to complete the facilities and projects authorized at December 31, 2004, in which we have made substantial commitments in connections with facilities.

We have not included purchase obligations as part of our contractual obligations as we generally do not enter into long-term agreements with our suppliers. In addition, the agreements we currently have do not specify the volumes we are required to purchase. If any commitment is provided, in many cases the agreements state only the minimum percentage of our purchase requirements we must buy from the supplier. As a result, these purchase obligations fluctuate from year to year and we are not able to quantify the amount of our future obligation.

We have not included material cash requirements for taxes as we are a taxpayer in certain foreign jurisdictions but not in domestic locations. Additionally, it is difficult to estimate taxes to be paid as changes in where we generate income can have a significant impact on future tax payments. We have also not included cash requirements for funding pension and postretirement benefit costs. Based upon current estimates we believe we will be required to make contributions between $58 million to $63 million to those plans in 2005. Pension and postretirement contributions beyond 2005 will be required but those amounts will vary based upon many factors, including the performance of our pension fund investments during 2005. In addition, we have not included cash requirements for environmental remediation. Based upon current estimates we believe we will be required to spend approximately $11 million over the next 20 to 30 years. However, due to possible modifications in remediation processes and other factors, it is difficult to determine the actual timing of the payments. See "— Environmental and Other Matters".

We occasionally provide guarantees that could require us to make future payments in the event that the third party primary obligor does not make its required payments. We have not recorded a liability for any of these guarantees. The only third party guarantee we have made is the performance of lease obligations by a former affiliate. Our maximum liability under this guarantee was approximately $4 million at both December 31, 2004 and 2003, respectively. We have no recourse in the event of default by the former affiliate. However, we have not been required to make any payments under this guarantee.

Additionally, we have from time to time issued guarantees for the performance of obligations by some of our subsidiaries, and some of our subsidiaries have guaranteed our debt. All of our then existing and future material domestic wholly-owned subsidiaries fully and unconditionally guarantee our senior credit facility, our senior secured notes and our senior subordinated notes on a joint and several basis. The arrangement for the senior credit facility is also secured by first-priority liens on substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries. The arrangement for the $475 million senior secured notes is also secured by second-priority liens on substantially all our domestic assets, excluding some of the stock of our domestic subsidiaries. No assets or capital stock of our direct or indirect foreign subsidiaries secure these notes. You should also read Note 13 where we present the Supplemental Guarantor Condensed Consolidating Financial Statements.

We have issued guarantees through letters of credit in connection with some obligations of our affiliates. We have guaranteed through letters of credit support for local credit facilities, travel and procurement card programs, and cash management requirements for some of our subsidiaries totaling $24 million. We have also issued $19 million in letters of credit to support some of our subsidiaries' insurance arrangements. In addition, we have issued $3 million in guarantees through letters of credit to guarantee other obligations of subsidiaries primarily related to environmental remediation activities.

Dividends on Common Stock

On January 10, 2001, we announced that our Board of Directors eliminated the quarterly dividend on our common stock. The Board took the action in response to industry conditions, primarily greater than anticipated production volume reductions by original equipment manufacturers and continued softness in the global light vehicle aftermarket. There are no current plans to reinstate a dividend on our common stock.

Cash Flows

	Years Ended December 31,	
	2004	2003
	(Millions)	
Cash provided (used) by:		
Operating activities	$ 200	$ 281
Investing activities	(116)	(127)
Financing activities	(12)	(49)

Operating Activities

For the year ended December 31, 2004, cash flow provided from operating activities was $200 million as compared to $281 million in the prior year. For 2004 cash flow provided from working capital was $48 million as compared to $78 million for 2003. Higher sales levels in 2004 are the primary driver for higher year over year receivables balances. In addition, 2003 benefited from actions to rationalize our aftermarket product offering, which generated $55 million in cash flow from reduced inventory levels. Cash interest payments in 2004 were also significantly higher as a result of the refinancing transactions. This was partially offset by lower cash tax payments.

In June 2001, we entered into arrangements with two major OE customers in North America under which, in exchange for a discount, payments for product sales are made earlier than otherwise required under existing payment terms. These arrangements reduced accounts receivable by $80 million and $83 million as of December 31, 2004 and 2003, respectively. We have been informed that the financing company that supports this program intends to discontinue advance payments on behalf of the OE customers by the end of 2005 with a small portion of the program ending in the first quarter of 2005. Although we cannot assure you that another similar arrangement will be available for periods after December 2005 on commercially reasonable terms, we intend to seek such an arrangement.

In June 2003, we entered into a similar arrangement with a third major OE customer in North America. This arrangement reduced accounts receivable by $8 million as of December 31, 2004. We have been informed that this program will be discontinued after December 31, 2004. In March 2004, we entered into another arrangement with a major OE customer in Europe. This arrangement reduced accounts receivable by $25 million at December 31, 2004. This arrangement can be cancelled at any time.

One of our European subsidiaries receives payment from one of its OE customers whereby the account receivables are satisfied through the delivery of negotiable financial instruments. These financial instruments are then sold at a discount to a European bank. The sales of these financial instruments are not included in the account receivables sold in 2004. Any of these financial instruments which were not sold as of December 31, 2004 and 2003 are classified as other current assets and are excluded from our definition of cash equivalents. We had sold approximately $44 million of these instruments at December 31, 2004.

Investing Activities

Cash used for investing activities was $11 million lower in 2004 compared to the same period a year ago. In 2004 we received $11 million in cash from the sale of a portion of our Birmingham, U.K. facility. Capital expenditures were $130 million in both 2004 and 2003.

Financing Activities

Cash flow from financing activities was a $12 million outflow in 2004 compared to an outflow of $49 million in the same period of 2003. The primary reason for the change is attributable to the $350 million bond offering in June 2003, the $125 million bond offering in December 2003, the senior debt refinancing in December of 2003 and the subordinated debt refinancing in November of 2004.

Outlook

North American OE light vehicle production levels for 2004 were 15.8 million units, down one percent from 2003. Current estimates for 2005 indicate that North American OE light vehicle production levels will be equal to 2004 at 15.8 million units. However, we remain cautious about the outlook for North American production rates due to rising interest rates, oil and steel prices and current original equipment manufacturers' inventory levels. We are also uncertain about the willingness of the original equipment manufacturers to continue to support consumer vehicle sales through incentives. We believe that new product launches and our position on top-selling platforms, along with increasing market positions with Toyota, Honda and Nissan, will help us to offset pressures from North American production rates. Western Europe light vehicle production volumes grew about one percent during 2004 to 16.6 million units. Expectations for 2005 indicate production will remain flat at 2004 levels. We saw a strong increase in heavy-duty truck production rates during 2004. Compared to 2003, heavy-duty truck production rates increased 36 percent in 2004, and are expected to increase another 16 to 19 percent in 2005. Although heavy-duty business represents a small percentage of our overall revenues, this should benefit our North American operations. In the global aftermarket, issues that have impacted revenues in the past will likely continue to be a challenge in 2005. Heightened competition in the European aftermarket and longer product replacement cycles are expected to continue their impact on volumes. We saw signs of sales stabilization in the North America aftermarket exhaust business unit during 2004, and we are cautiously optimistic that these conditions will continue in 2005. We also plan to continue our efforts to increase new and existing sales in the North American aftermarket ride control business unit.

Based on anticipated vehicle production levels our global original equipment customer book of business is expected to be $270 million higher than our 2004 OE revenues, or about $3.5 billion in 2005, and is expected to increase an additional $150 million to about $3.6 billion in 2006. Adjusted for pass-through sales, our global original equipment customer book of business is expected to be $2.7 billion and $2.8 billion for 2005 and 2006, respectively, or reflects an expected increase of about $210 million in 2005 and $280 million in 2006 over our 2004 OE revenues adjusted for pass-through sales. When we refer to our book of business, we mean revenues for original equipment manufacturer programs that have been formally awarded to us as well as programs which we are highly confident will result in revenues based on either informal customer indications consistent with past practices and/or our status as supplier for the existing program and relationship with the customer. This book of business is subject to increase or decrease due to changes in customer requirements, customer and consumer preferences, and the number of vehicles actually produced by our customers. We do not intend, however, to update the amounts shown above due to these changes. In addition, our book of business is based on our anticipated pricing for each applicable program over its life. However, we are under continuing pricing pressures from our OE customers. We do not intend to update the amounts shown above for any price changes. Finally, for our foreign operations the book of business assumes a fixed foreign currency value. This value is used to translate foreign business to the US dollar. Currency in our foreign operations is subject to fluctuation based on the economic conditions in each of our foreign operations. We do not intend to update the amounts shown above due to these fluctuations. See "Cautionary Statement for Purposes of the "Safe Harbor' Provisions of the Private Securities Litigation Reform Act of 1995."

We are actively addressing higher steel costs, expected to continue through 2005. We anticipate that steel cost increases, net of other expected material cost savings and recovery from customers, will be between $30 million and $50 million for 2005. We are intensely focused on mitigating the impact of higher costs by implementing a restructuring initiative announced in the fourth quarter, which is expected to generate $20 million in annual savings; improving manufacturing efficiency with Lean; generating at least $20 million in Six Sigma savings; and capitalizing on the projected $270 million increase in the 2005 OE book of business. Lower interest expense as a result of our company's debt refinancing in the fourth quarter of 2004 and amendments to our senior credit facility in the first quarter of 2005 will also help mitigate the impact.

Environmental and Other Matters

We are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. We expense or capitalize, as appropriate, expenditures for ongoing compliance with environmental regulations that relate to current operations. We expense expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation. We record liabilities when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. We consider all available evidence including prior experience in remediation of contaminated sites, other companies' cleanup experiences and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new information. Where future cash flows are fixed or reliably determinable, we have discounted the liabilities. All other environmental liabilities are recorded at their undiscounted amounts. We evaluate recoveries separately from the liability and, when they are assured, recoveries are recorded and reported separately from the associated liability in our financial statements.

As of December 31, 2004, we are designated as a potentially responsible party in one Superfund site. We have estimated our share of the remediation costs for this site to be less than $1 million in the aggregate. In addition to the Superfund site, we may have the obligation to remediate current or former facilities, and we estimate our share of remediation costs at these facilities to be approximately $11 million. For the Superfund site and the current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund site, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund site, and of other liable parties at our current and former facilities, has been considered, where appropriate, in our determination of our estimated liability.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund site, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position.

From time to time we are subject to product warranty claims whereby we are required to bear costs of repair or replacement of certain of our products. Warranty claims may range from individual customer claims to full recalls of all products in the field. See Note 12 to our consolidated financial statements included under Item 8 for information regarding our warranty reserves.

We also from time to time are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities (including toxic tort, property damage and remediation), intellectual property matters (including patent, trademark and copyright infringement, and licensing disputes), personal injury claims (including injuries due to product failure, design or warnings issues, and other product liability related matters), taxes, employment matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. As an example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues that involves a court-mandate bidding process. We vigorously defend ourselves against all of these claims. In future periods, we could be subjected to cash costs or non-cash charges to earnings if any of these matters is resolved on unfavorable terms. However, although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that these legal proceedings or claims will have any material adverse impact on our future consolidated financial position or results of operations. In addition, we are subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. However, only a small percentage of these claimants allege that they were automobile mechanics who were allegedly exposed to our former muffler products and a significant number appear to involve workers in other industries or otherwise do not include sufficient information to determine whether there is any basis for a claim against us. We believe, based on scientific and other evidence, it is unlikely that mechanics were exposed to asbestos by our former muffler products and that, in any event, they would not be at increased risk of asbestos-related disease based on their work with these products. Further, many of these cases involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. Additionally, the plaintiffs either do not specify any, or specify the jurisdictional minimum, dollar amount for damages. As major asbestos manufacturers continue to go out of business, we may experience an increased number of these claims. We vigorously defend ourselves against these claims as part of our ordinary course of business. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us. To date, with respect to claims that have proceeded sufficiently through the judicial process, we have regularly achieved favorable resolution in the form of a dismissal of the claim or a judgment in our favor. Accordingly, we presently believe that these asbestos-related claims will not have a material adverse impact on our future financial condition or results of operations.

Employee Stock Ownership Plans

We have established Employee Stock Ownership Plans for the benefit of our employees. Under the plans, participants may elect to defer up to 50 percent of their salary through contributions to the plan, which are invested in selected mutual funds or used to buy our common stock. We currently match in cash 50 percent of each employee's contribution up to 8 percent of the employee's salary. We recorded expense for these matching contributions of approximately $7 million and $6 million for the years ended December 31, 2004 and 2003. All contributions vest immediately.

Derivative Financial Instruments

Foreign Currency Exchange Rate Risk

We use derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge our exposure to changes in foreign currency exchange rates. Our primary exposure to changes in foreign currency rates results from intercompany loans made between affiliates to minimize the need for borrowings from third parties. Additionally, we enter into foreign currency forward purchase and sale contracts to mitigate our exposure to changes in exchange rates on certain intercompany and third-party trade receivables and payables. We manage counter-party credit risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. We have from time to time also entered into forward contracts to hedge our net investment in foreign subsidiaries. We do not enter into derivative financial instruments for speculative purposes.

In managing our foreign currency exposures, we identify and aggregate existing offsetting positions and then hedge residual exposures through third-party derivative contracts. The following table summarizes by major currency the notional amounts, weighted average settlement rates, and fair value for foreign currency forward purchase and sale contracts as of December 31, 2004. All contracts in the following table mature in 2005.

		December 31, 2004		
		Notional Amount in Foreign Currency	Weighted Average Settlement Rates	Fair Value in U.S. Dollars
		(Millions Except Settlement Rates)		
Australian dollars	—Purchase	23	.782	$ 18
	—Sell	(43)	.782	(34)
British pounds	—Purchase	148	1.918	284
	—Sell	(116)	1.918	(223)
Canadian dollars	—Purchase	42	.836	35
	—Sell	(26)	.836	(22)
Czech Republic koruna	—Purchase	557	.045	25
	—Sell	(938)	.045	(42)
Danish kroner	—Purchase	462	.183	85
	—Sell	(380)	.183	(69)
European euro	—Purchase	97	1.359	132
	—Sell	(69)	1.362	(94)
Norwegian krone	—Purchase	—	—	—
	—Sell	(1)	—	—
Polish zloty	—Purchase	4	.332	1
	—Sell	(62)	.331	(21)
Swedish krona	—Purchase	389	.151	59
	—Sell	(198)	.151	(30)
U.S. dollars	—Purchase	98	1.003	98
	—Sell	(207)	1.002	(208)
Other	—Purchase	223	.015	3
	—Sell	(4)	.716	(2)
				$ (5)

Interest Rate Risk

Our financial instruments that are sensitive to market risk for changes in interest rates are our debt securities. We primarily use our revolving credit facilities to finance our short-term capital requirements. We pay a current market rate of interest on these borrowings. We have financed our long-term capital requirements with long-term debt with original maturity dates ranging from six to ten years.

In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions. These agreements swapped an aggregate of $150 million of fixed interest rate debt at a per annum rate of 10¼ percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. Each agreement requires semi-annual settlements through July 15, 2013. The LIBOR in effect for these swaps during the course of 2004 resulted in lower interest expense of approximately $3 million for the year. The LIBOR rate as of December 31, 2004 as determined under these agreements is 1.86 percent. This rate remained in effect until January 15, 2005 when it increased to 2.89 percent. Based on the January 15, 2005 LIBOR rate of 2.89 percent (which remains in effect until July 15, 2005), these swaps would reduce our 2005 annual interest expense by approximately $2 million. These swaps qualify as fair value hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and as such are recorded on the balance sheet at market value with an offset to the underlying hedged item, which is long-term debt. As of December 31, 2004, the fair value of the interest rate swaps was a liability of approximately $1 million, which has been recorded as a decrease to long-term debt and an increase to other long-term liabilities. On December 31, 2004, we had $994 million in long-term debt obligations that have fixed interest rates. Of that amount, $475 million is fixed through July 2013 and $500 million through November 2014, while the remainder is fixed over periods of 2005 through 2025. There is also $411 million in long-term debt obligations that have variable interest rates based on a current market rate of interest.

We estimate that the fair value of our long-term debt at December 31, 2004 was about 108 percent of its book value. A one percentage point increase or decrease in interest rates would increase or decrease the annual interest expense we recognize in the income statement and the cash we pay for interest expense by about $3 million after tax, excluding the effect of the interest rate swaps we completed in April 2004. A one percentage point increase or decrease in interest rates on the swaps we completed in April 2004 would increase or decrease the annual interest expense we recognize in the income statement and the cash we pay for interest expense by approximately $1 million after tax.

The statements and other information (including the tables) in this "Derivative Financial Instruments" section constitute "forward-looking statements."

Years 2003 and 2002

Net Sales and Operating Revenues

The following tables reflect our revenues for the years of 2003 and 2002. See "-Years 2004 and 2003-Net Sales and Operating Revenues" for a description of why we present these reconciliations of revenues.

	Year Ended December 31, 2003				
	Revenues	Currency Impact	Revenues Excluding Currency	Pass-through Sales Excluding Currency Impact	Revenues Excluding Currency and Pass-through Sales
			(Millions)		
North America Aftermarket					
Ride Control	$ 303	$ —	$ 303	$ —	$ 303
Emission Control	163	—	163	—	163
Total North America Aftermarket	466	—	466	—	466
North America Original Equipment					
Ride Control	442	—	442	—	442
Emission Control	972	18	954	306	648
Total North America Original Equipment	1,414	18	1,396	306	1,090
Total North America	1,880	18	1,862	306	1,556
Europe Aftermarket					
Ride Control	170	30	140	—	140
Emission Control	176	30	146	—	146
Total Europe Aftermarket	346	60	286	—	286
Europe Original Equipment					
Ride Control	265	40	225	—	225
Emission Control	832	132	700	263	437
Total Europe Original Equipment	1,097	172	925	263	662
South America	119	(2)	121	12	109
Total Europe and South America	1,562	230	1,332	275	1,057
Asia	161	1	160	57	103
Australia	163	31	132	15	117
Total Asia Pacific	324	32	292	72	220
Total Tenneco Automotive	$3,766	$280	$3,486	$653	$2,833

	Year Ended December 31, 2002				
	Revenues	Currency Impact	Revenues Excluding Currency	Pass-through Sales Excluding Currency Impact	Revenues Excluding Currency and Pass-through Sales
			(Millions)		
North America Aftermarket					
Ride Control	$ 312	$—	$ 312	$ —	$ 312
Emission Control	179	—	179	—	179
Total North America Aftermarket	491	—	491	—	491
North America Original Equipment					
Ride Control	410	—	410	—	410
Emission Control	997	—	997	323	674
Total North America Original Equipment	1,407	—	1,407	323	1,084
Total North America	1,898	—	1,898	323	1,575
Europe Aftermarket					
Ride Control	142	—	142	—	142
Emission Control	169	—	169	—	169
Total Europe Aftermarket	311	—	311	—	311
Europe Original Equipment					
Ride Control	187	—	187	—	187
Emission Control	723	—	723	218	505
Total Europe Original Equipment	910	—	910	218	692
South America	103	—	103	10	93
Total Europe and South America	1,324	—	1,324	228	1,096
Asia	116	—	116	35	81
Australia	121	—	121	6	115
Total Asia Pacific	237	—	237	41	196
Total Tenneco Automotive	$3,459	$—	$3,459	$592	$2,867

Revenues from our North American operations decreased $18 million in 2003 compared to the same period the prior year reflecting lower sales from the aftermarket business. Total North American OE revenues were up $7 million at $1,414 million in 2003 as higher ride control volumes were partially offset by lower emission control volumes. OE emission control revenues were down $25 million to $972 million from $997 million in the prior year. Adjusted for pass-through sales, which declined five percent, and currency, OE emission control sales were down four percent from the prior year. OE ride control revenues for 2003 increased eight percent from the prior year. Total OE revenues, excluding pass-through sales and currency, increased one percent in 2003, while North American light vehicle production decreased approximately three percent from the prior year. We experienced this improvement despite the build rate decline primarily due to our strong position on top-selling platforms with General Motors, Ford, Honda and Nissan. Aftermarket revenues for North America were $466 million in 2003, representing a decrease of five percent compared to the same period in the prior year. Aftermarket ride control revenues decreased $9 million or three percent in 2003, as a result of a weak economy and lower initial orders related to new customer additions in 2003 compared to the prior year. Aftermarket emission control revenues declined nine percent in 2003 compared to 2002 reflecting the continued overall market decline in the emission control business and the longer lives of exhaust components due to the OE's use of stainless steel, which reduces aftermarket replacement rates.

Our European and South American segment's revenues increased $238 million or 18 percent in 2003 compared to the prior year. Total European OE revenues were $1,097 million, up 21 percent from last year. European OE emission control revenues increased 15 percent to $832 million from $723 million in the prior year. Excluding a $45 million increase in pass-through sales and a $132 million increase due to strengthening currency, European OE emission control revenues decreased 13 percent from 2002. This was greater than the change in European production levels, which decreased approximately one percent from one year ago. Our decrease was greater than the market decline as a result of several older PSA, Volkswagen and Peugeot models where lower volumes are not yet being offset by the launch or ramp up of the replacement models. European OE ride control revenues increased to $265 million in 2003 or up 42 percent from $187 million the prior year. Excluding a $40 million benefit from currency appreciation, European OE ride control revenues increased 20 percent. We experienced this revenue increase despite the decline in the European build rate due to stronger sales on new platforms with Volkswagen and Ford. European aftermarket sales were $346 million in 2003 compared to $311 million the prior year. Excluding $60 million attributable to currency appreciation, European aftermarket revenues declined eight percent in 2003 compared to the prior year. Ride control aftermarket revenues, excluding the impact of currency, were down one percent compared to the prior year, reflecting the continued overall weakness in the European aftermarket, partially offset by the continued positive impact of the Monroe Reflex® introduction in the second quarter of 2002. Additionally, aftermarket emission control revenues were lower as a result of the now standard use of longer lasting stainless steel by OE manufacturers. Excluding the impact of currency, European aftermarket emission control revenues declined 14 percent from the prior year. South American revenues were up $16 million primarily as a result of increased OE volumes and a stabilizing currency.

Revenues from our Asia Pacific Segment, which includes Australia and Asia, increased $87 million to $324 million in 2003 as compared to $237 million in the prior year. Higher volumes and increased pass-through sales drove increased revenues of $45 million at our Asian operations. In Australia, stronger OE volumes and strengthening currency increased revenues by 34 percent. Excluding the impact of currency, Australian revenues increased eight percent.

EBIT

	Years Ended December 31,		
	2003	2002	Change
	(Millions)		
North America	$131	$129	$ 2
Europe & South America	23	24	(1)
Asia Pacific	22	16	6
	$176	$169	$ 7

The EBIT results shown in the preceding table include the following items, discussed above under "Restructuring and Other Charges" and "Liquidity and Capital Resources — Capitalization", which have an effect on the comparability of EBIT results between periods:

	Years Ended December 31,	
	2003	2002
	(Millions)	
North America		
Restructuring-related expenses	$ 3	$ 5
Restructuring charges (reversals)	1	(2)
Amendment of senior credit facility	—	1
Europe & South America		
Restructuring-related expenses	4	6
Restructuring charges (reversals)	—	(7)
Amendment of senior credit facility	—	1
Gain on sale of York, U.K. facility	—	(11)

EBIT for North American operations increased to $131 million in 2003 from $129 million in the prior year. Higher volumes in our OE ride control segment increased EBIT by $8 million, and OE manufacturing efficiencies added $8 million to EBIT in 2003 compared to the prior year. The North American aftermarket volume decreases in both product lines and related manufacturing inefficiencies reduced EBIT by $16 million, but were partially offset by $4 million in lower selling, general and administrative costs including lower year over year changeover expenses. North American EBIT was also reduced $1 million as a result of our inventory reduction programs. This EBIT decrease was the result of inventory absorption costs — fixed manufacturing costs that the company continued to incur in spite of the lower production levels necessary to drive inventory down. Because of the lower production levels, a greater portion of fixed manufacturing costs were recognized in the income statement rather than allocated to inventory balances. Included in North America's 2003 EBIT was $4 million in restructuring and restructuring-related expenses. Included in 2002's EBIT were $3 million in restructuring-related expenses and $1 million related to amending the senior credit facility.

Our European and South American segment's EBIT was $23 million for 2003, down $1 million from $24 million in 2002. However, included in 2002's EBIT was an $11 million gain on the sale of our York, U.K. facility and $1 million related to amending the senior credit facility. Also included in 2002's EBIT was a favorable adjustment in the reserve for our costs to complete Project Genesis, which increased EBIT by $1 million. Included in 2003's EBIT were $4 million of restructuring-related expenses. Higher European OE volumes primarily in ride control contributed $7 million to EBIT. Also contributing to EBIT were European manufacturing efficiencies of $14 million primarily in OE emission control and currency appreciation of $11 million. Additionally, benefits we are realizing from Project Genesis, which is described further in "Restructuring and Other Charges" in this Management's Discussion and Analysis, added to EBIT. These increases were partially offset by lower European aftermarket volumes that reduced EBIT by $11 million. In addition, as a result of our inventory reduction programs, EBIT was reduced by $6 million due to a lower amount of fixed manufacturing costs being absorbed into inventory. Also reducing EBIT were higher selling general and administrative costs. Higher OE revenues for South America helped to reduce the gap between 2003 and 2002 EBIT.

EBIT for our Asia Pacific segment increased $6 million to $22 million in 2003 compared to $16 million in the prior year. Higher OE revenues in all regions drove this improvement. Additionally, favorable currency exchange rates in Australia increased EBIT by $4 million.

EBIT as a Percentage of Revenue

	Years Ended December 31,	
	2003	2002
North America	7%	7%
Europe & South America	1%	2%
Asia Pacific	7%	7%
Total Tenneco Automotive	5%	5%

In North America, EBIT as a percentage of revenue for 2003 remained flat to the prior year. Higher OE ride control volumes and manufacturing efficiencies were offset by lower aftermarket volumes and related manufacturing inefficiencies. In Europe and South America, EBIT margins for 2003 were down one percent compared to the prior year. OE volume increases, manufacturing efficiencies, restructuring savings and currency appreciation were offset by the impact of a gain on a facility sale in the prior year, lower aftermarket volumes, and higher manufacturing costs. EBIT as a percentage of revenue for our Asia Pacific operations remained at prior year levels. The increase in EBIT from higher OE volumes and currency appreciation was proportional to the change in revenues.

Interest Expense, Net of Interest Capitalized

We reported interest expense of $149 million in 2003 compared to $141 million in 2002. The 2003 interest expense includes $12 million for the write-off of senior debt issuance costs that were deferred on the senior debt that we partially paid with the proceeds of our $350 million bond offering in June of 2003 and fully refinanced in December of 2003. Additionally, we incurred approximately $10 million in higher interest costs related to the 2003 bond offerings and senior debt refinancing. Offsetting this increase was lower interest rates on our variable rate debt and the termination of our three-year floating to fixed interest rate swap agreement that expired on February 3, 2003. See more detailed explanations on our debt structure, including the $350 million bond offering in June 2003, the $125 million bond offering in December 2003 and the senior debt refinancing in December 2003 and their anticipated impact on our interest expense, in "Liquidity and Capital Resources — Capitalization" earlier in this Management's Discussion and Analysis.

Income Taxes

Income taxes were a benefit of $6 million in 2003, compared to a benefit of $7 million in 2002. Included in 2003 were benefits of $17 million, including book to return adjustments, settlements of prior year tax issues on a more favorable basis than originally anticipated and a foreign tax adjustment. The effective tax rate for 2003 including the $17 million benefit was a negative 21 percent. Excluding the $17 million benefit our effective tax rate was 37 percent. Included in 2002 were benefits of $19 million related to lower-than-expected costs for income taxes related to foreign operations, book to return adjustments and a change in the effective tax rate in Belgium. The effective tax rate for 2002 including the $19 million benefit was a negative 24 percent. Excluding the $19 million benefit our effective tax rate was 40 percent.

Earnings Per Share

We reported earnings, before cumulative effect of change in accounting principle, per diluted common share of $0.65 for 2003, compared to $0.74 per diluted share for 2002. Included in the results for 2003 are the negative impacts from expenses related to our restructuring activities, the write-off of debt issuance costs relating to the bond transactions in June and December of 2003, the senior debt refinancing in December of 2003 and tax benefits for the resolution of several audit issues. The net impact of these items increased earnings per diluted share by $0.10. Included in the results for 2002 are the negative impacts from expenses related to our restructuring activities, costs related to amending the senior credit facility, a tax benefit for lower withholding on foreign repatriation of earnings, a tax benefit for accrual to return adjustments, a tax benefit for a change in the effective tax rate in Belgium and the gain on the sale of our York, U.K. facility. In total, these items improved earnings per diluted common share by $0.53. You should also read Note 8 to the consolidated financial statements included in Item 8 for more detailed information on earnings per share.

Cash Flows

	Years Ended December 31,	
	2003	2002
	(Millions)	
Cash provided (used) by:		
Operating activities	$281	$188
Investing activities	(127)	(107)
Financing activities	(49)	(73)

Operating Activities

For the year ended December 31, 2003, cash flow provided from operating activities was $281 million as compared to $188 million in the prior year. For 2003 cash flow provided from working capital was $78 million as compared to $67 million for 2002. The primary driver was the inventory reduction program, which generated $55 million in cash flow during 2003. This was partially offset by higher cash tax payments and the timing of accruals versus payments in the current year as compared to the prior year. Also included in operating cash flows were $12 million in positive cash flows from the write off of debt issuance costs as a result of the bond issuances in June and December of 2003 and the refinancing of the senior debt in December of 2003. Additionally, we generated positive operating cash flows due to higher minority interest income and non-cash restructuring adjustments taken against the reserve in 2003.

In June 2001, we entered into arrangements with two major OE customers in North America under which, in exchange for a discount, payments for product sales are made earlier than otherwise required under existing payment terms. These arrangements reduced accounts receivable by $83 million and $40 million as of December 31, 2003 and 2002, respectively. In June 2003, we entered into a similar arrangement with a third major OE customer in North America. This arrangement further reduced accounts receivable by $16 million at December 31, 2003. These arrangements can be cancelled at any time.

Investing Activities

Cash used for investing activities was $20 million higher in 2003 compared to the same period a year ago. In 2002, we received $17 million in cash from the sale of our York, U.K. facility and also recorded $19 million from a settlement with an OE customer for reimbursement of expenses related to a cancelled platform. Capital expenditures were $130 million in 2003, down $8 million from the $138 million in the prior year.

Financing Activities

Cash flow from financing activities was a $49 million outflow in 2003 compared to an outflow of $73 million in the same period of 2002. The primary reason for the change is attributable to the $350 million bond offering in June 2003, the $125 million bond offering in December 2003 and the senior debt refinancing in December of 2003.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The section entitled "Derivative Financial Instruments" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS OF TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Tenneco Automotive Inc. is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Management's internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error or circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements in financial reporting. Further, due to changing conditions and adherence to established policies and controls, internal control effectiveness may vary over time.

Management assessed the company's effectiveness of internal controls over financial reporting. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment we believe that the company's internal control over financial reporting is effective as of December 31, 2004.

Deloitte & Touche LLP, Tenneco Automotive Inc.'s independent registered public accounting firm, has issued an audit report on our assessment of the company's internal control over financial reporting. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tenneco Automotive Inc.

We have audited management's assessment, included in the accompanying Management Report on Internal Controls Over Financial Reporting, that Tenneco Automotive Inc. and consolidated subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2004 and the related consolidated statement of income (loss), cash flows, changes in shareholders' equity and comprehensive income (loss) for the year ended December 31, 2004. Our audit also included the financial statement schedule listed in the index at Item 8. Our report dated March 8, 2005 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP
Chicago, Illinois
March 8, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tenneco Automotive Inc.

We have audited the accompanying consolidated balance sheets of Tenneco Automotive Inc. and consolidated subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income (loss), cash flows, changes in shareholders' equity, and comprehensive income (loss) for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 4, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Chicago, Illinois
March 8, 2005

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF INCOME (LOSS)

	Years Ended December 31,		
	2004	2003	2002
	(Millions Except Share and Per Share Amounts)		
Revenues			
Net sales and operating revenues	$ 4,213	$ 3,766	$ 3,459
Costs and expenses			
Cost of sales (exclusive of depreciation shown below)	3,371	2,994	2,735
Engineering, research, and development	76	67	67
Selling, general, and administrative	417	364	351
Depreciation and amortization of other intangibles	177	163	144
	4,041	3,588	3,297
Other income (expense)			
Gain on sale of assets	1	—	10
Loss on sale of receivables	(1)	(2)	(2)
Other income (expense)	(1)	—	(1)
	(1)	(2)	7
Income before interest expense, income taxes, and minority interest	171	176	169
Interest expense (net of interest capitalized)	179	149	141
Income tax benefit	(25)	(6)	(7)
Minority interest	4	6	4
Income before cumulative effect of change in accounting principle	13	27	31
Cumulative effect of change in accounting principle, net of income tax	—	—	(218)
Net income (loss)	$ 13	$ 27	$ (187)
Earnings (loss) per share			
Average shares of common stock outstanding —			
Basic	41,534,810	40,426,136	39,795,481
Diluted	44,180,460	41,767,959	41,667,815
Basic earnings (loss) per share of common stock —			
Before cumulative effect of change in accounting principle	$ 0.33	$ 0.67	$ 0.78
Cumulative effect of change in accounting principle	—	—	(5.48)
	$ 0.33	$ 0.67	$ (4.70)
Diluted earnings (loss) per share of common stock —			
Before cumulative effect of change in accounting principle	$ 0.31	$ 0.65	$ 0.74
Cumulative effect of change in accounting principle	—	—	(5.48)
	$ 0.31	$ 0.65	$ (4.74)

The accompanying notes to financial statements are an integral part of these statements of income (loss).

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(Millions)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 214	$ 145
Receivables —		
Customer notes and accounts, net	458	427
Other	30	15
Inventories	382	343
Deferred income taxes	70	63
Prepayments and other	124	104
	1,278	1,097
Other assets:		
Long-term notes receivable, net	24	21
Goodwill	196	193
Intangibles, net	24	25
Deferred income taxes	309	247
Pension assets	—	6
Other	145	145
	698	637
Plant, property, and equipment, at cost	2,451	2,303
Less — Reserves for depreciation and amortization	1,317	1,192
	1,134	1,111
	$ 3,110	$ 2,845
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt (including current maturities of long-term debt)	$ 19	$ 20
Trade payables	696	621
Accrued taxes	24	19
Accrued interest	35	42
Accrued liabilities	226	162
Other	47	29
	1,047	893
Long-term debt	1,401	1,410
Deferred income taxes	126	123
Postretirement benefits	276	266
Deferred credits and other liabilities	86	72
Commitments and contingencies		
Minority interest	24	23
Shareholders' equity:		
Common stock	—	—
Premium on common stock and other capital surplus	2,764	2,751
Accumulated other comprehensive loss	(185)	(241)
Retained earnings (accumulated deficit)	(2,189)	(2,212)
	390	298
Less — Shares held as treasury stock, at cost	240	240
	150	58
	$ 3,110	$ 2,845

The accompanying notes to financial statements are an integral part of these balance sheets.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
		(Millions)	
Operating Activities			
Net income before cumulative effect of change in accounting principle	$ 13	$ 27	$ 31
Adjustments to reconcile income before cumulative effect of change in accounting principle to cash provided (used) by operating activities —			
Depreciation and amortization of other intangibles	177	163	144
Deferred income taxes	(59)	(29)	(39)
(Gain) loss on sale of assets, net	—	2	(8)
Changes in components of working capital —			
(Increase) decrease in receivables	(4)	13	9
(Increase) decrease in inventories	(19)	55	—
(Increase) decrease in prepayments and other current assets	(4)	(1)	6
Increase (decrease) in payables	53	52	56
Increase (decrease) in accrued taxes	2	(30)	3
Increase (decrease) in accrued interest	(7)	19	(2)
Increase (decrease) in other current liabilities	27	(30)	(5)
Other	21	40	(7)
Net cash provided by operating activities	200	281	188
Investing Activities			
Net proceeds from sale of assets	15	8	24
Expenditures for plant, property, and equipment	(130)	(130)	(138)
Investments and other	(1)	(5)	7
Net cash used by investing activities	(116)	(127)	(107)
Financing Activities			
Issuance of common shares	10	—	—
Issuance of long-term debt	500	891	3
Debt issuance costs on long-term debt	(13)	(27)	—
Retirement of long-term debt	(508)	(791)	(123)
Net increase (decrease) in short-term debt excluding current maturities of long-term debt	(1)	(121)	47
Other	—	(1)	—
Net cash used by financing activities	(12)	(49)	(73)
Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(14)	(7)
Increase (decrease) in cash and cash equivalents	69	91	1
Cash and cash equivalents, January 1.	145	54	53
Cash and cash equivalents, December 31 (Note)	$ 214	$ 145	$ 54
Cash paid during the year for interest	$ 185	$ 115	$ 145
Cash paid during the year for income taxes (net of refunds)	$ 18	$ 46	$ 27
Non-cash Investing and Financing Activities			
Obligation for long-term capital lease	$ —	$ —	$ (3)

Note: Cash and cash equivalents include highly liquid investments with a maturity of three months or less at the date of purchase.

The accompanying notes to financial statements are an integral part of these statements of cash flows.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Years Ended December 31,					
	2004		2003		2002	
	Shares	Amount	Shares	Amount	Shares	Amount
	(Millions Except Share Amounts)					
Common Stock						
Balance January 1	42,167,296	$ —	41,347,340	$ —	41,355,074	$ —
Issued (Reacquired) pursuant to benefit plans	438,785	—	534,221	—	(35,960)	—
Stock options exercised	1,669,513	—	285,735	—	28,226	—
Balance December 31	44,275,594	—	42,167,296	—	41,347,340	—
Premium on Common Stock and Other Capital Surplus						
Balance January 1		2,751		2,749		2,748
Premium on common stock issued pursuant to benefit plans		13		2		1
Balance December 31		2,764		2,751		2,749
Accumulated Other Comprehensive Income (Loss)						
Balance January 1		(241)		(357)		(375)
Other comprehensive income		56		116		18
Balance December 31		(185)		(241)		(357)
Retained Earnings (Accumulated Deficit)						
Balance January 1		(2,212)		(2,246)		(2,059)
Net income (loss)		13		27		(187)
Other		10		7		—
Balance December 31		(2,189)		(2,212)		(2,246)
Less — Common Stock Held as Treasury Stock, at Cost						
Balance January 1 and December 31	1,294,692	240	1,294,692	240	1,294,692	240
Total		$ 150		$ 58		$ (94)

The accompanying notes to financial statements are an integral part of these statements of changes in shareholders' equity.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,					
	2004		2003		2002	
	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	(Millions)					
Net Income (Loss)		$13		$ 27		$(187)
Accumulated Other Comprehensive Loss						
Cumulative Translation Adjustment						
Balance January 1	$(143)		$(273)		$(316)	
Translation of foreign currency statements	80	80	130	130	43	43
Balance December 31	(63)		(143)		(273)	
Fair Value of Interest Rate Swaps						
Balance January 1	—		(4)		(17)	
Fair value adjustment	—	—	4	4	13	13
Balance December 31	—		—		(4)	
Additional Minimum Pension Liability Adjustment						
Balance January 1	(98)		(80)		(42)	
Additional minimum pension liability adjustment	(28)	(28)	(29)	(29)	(61)	(61)
Income tax benefit	4	4	11	11	23	23
Balance December 31	(122)		(98)		(80)	
Balance December 31	$(185)		$(241)		$(357)	
Other comprehensive income		56		116		18
Comprehensive Income (Loss)		$69		$143		$(169)

The accompanying notes to financial statements are an integral part of these statements of comprehensive income (loss).

1. Summary of Accounting Policies

Consolidation and Presentation

Our financial statements include all majority-owned subsidiaries. We carry investments in 20 percent to 50 percent owned companies at cost plus equity in undistributed earnings since the date of acquisition and cumulative translation adjustments. We have eliminated all significant intercompany transactions.

Sales of Accounts Receivable

We entered into an agreement during the third quarter of 2000 to sell an interest in some of our U.S. trade accounts receivable to a third party. Receivables become eligible for the program on a daily basis, at which time the receivables are sold to the third party, net of a factoring discount, through a wholly-owned subsidiary. Under this agreement, as well as individual agreements with third parties in Europe, we have sold accounts receivable of $124 million, $123 million, and $101 million at December 31, 2004, 2003, and 2002, respectively. We recognized a loss of approximately $1 million, $2 million, and $2 million during 2004, 2003, and 2002, respectively, on these sales of trade accounts, representing the discount from book values at which these receivables were sold to the third party. The discount rate varies based on funding cost incurred by the third party, and it averaged 4.7 percent during the time period in 2004 when we sold receivables. We retained ownership of the remaining interest in the pool of receivables not sold to the third party. The retained interest represents a credit enhancement for the program. We value the retained interest based upon the amount we expect to collect from our customers, which approximates book value.

Inventories

At December 31, 2004 and 2003, inventory by major classification was as follows:

	2004	2003
	(Millions)	
Finished goods	$153	$149
Work in process	85	73
Raw materials	105	83
Materials and supplies	39	38
	$382	$343

Our inventories are stated at the lower of cost or market value. A portion of total inventories (17 percent and 19 percent at December 31, 2004 and 2003, respectively) is valued using the last-in, first-out method. If we had used the first-in, first-out ("FIFO") method of accounting for these inventories, they would have been $14 million and $11 million higher at December 31, 2004 and 2003, respectively. We value all other inventories using the FIFO or average cost methods at the lower of cost or market value.

Goodwill and Intangibles, net

At December 31, 2004 and 2003, goodwill and intangibles, net of amortization, by major category were as follows:

	2004	2003
	(Millions)	
Goodwill	$196	$193
Other intangible assets, net	24	25
	$220	$218

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2004, are as follows:

	North America	Europe & South America	Asia Pacific	Total
		(Millions)		
Balance at 12/31/03	$138	$37	$18	$193
Translation adjustments	—	2	1	3
Balance at 12/31/04	$138	$39	$19	$196

You should read "Changes in Accounting Principles" below for information about the goodwill accounting requirement and the charge we recorded in 2002 to recognize the cumulative effect of this change in accounting principle. You should also read Note 4 to the financial statements for additional information related to the charge recorded.

We have capitalized certain intangible assets, primarily trademarks and patents, based on their estimated fair value at the date we acquired them. We amortize these intangible assets on a straight-line basis over periods ranging from five to 30 years. Amortization of intangibles amounted to less than $1 million in 2004, 2003, and 2002, and is included in the statements of income (loss) caption "Depreciation and amortization of other intangibles." The carrying amount and accumulated amortization are as follows:

	December 31, 2004	
	Gross Carrying Value	Accumulated Amortization
	(Millions)	
Amortized Intangible Assets		
Patents	$3	$(2)
Noncompete covenants	2	(1)
Trademarks	2	(2)
Technology rights & capital subsidies	2	(1)
Total	$9	$(6)

Non-amortized intangible assets include $21 million for the company's intangible pension assets.

Estimated amortization of intangibles assets over the next five years is expected to be less than $1 million each year.

Plant, Property, and Equipment, at Cost

At December 31, 2004 and 2003, plant, property, and equipment, at cost, by major category were as follows:

	2004	2003
	(Millions)	
Land, buildings, and improvements	$ 418	$ 389
Machinery and equipment	1,848	1,732
Other, including construction in progress	185	182
	$2,451	$2,303

We depreciate these properties on a straight-line basis over the estimated useful lives of the assets. Useful lives range from 10 to 50 years for buildings and improvements and from three to 25 years for machinery and equipment.

Notes Receivable and Allowance for Doubtful Accounts

Short and long-term notes receivable outstanding were $34 million and $28 million at December 31, 2004 and 2003, respectively. The allowance for doubtful accounts on short- and long-term notes receivable was zero at both December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the allowance for doubtful accounts on short- and long-term accounts receivable was $22 million and $23 million, respectively.

Other Long-Term Assets

We expense pre-production design and development costs as incurred unless we have a contractual guarantee for reimbursement from the original equipment customer. We had long-term receivables of $17 million and $15 million on the balance sheet at December 31, 2004 and 2003, respectively, for guaranteed pre-production design and development reimbursement arrangements with our customers. In addition, property, plant and equipment includes $57 million and $49 million at December 31, 2004 and 2003, respectively, for original equipment tools and dies that we own, and prepayments and other includes $44 million and $34 million at December 31, 2004 and 2003, respectively, for in-process tools and dies that we are building for our original equipment customers.

We capitalize certain costs related to the purchase and development of software that we use in our business operations. We amortize the costs attributable to these software systems over their estimated useful lives, ranging from three to 12 years, based on various factors such as the effects of obsolescence, technology, and other economic factors. Capitalized software development costs, net of amortization, were $90 million and $89 million at December 31, 2004 and 2003, respectively, and is recorded in other long-term assets.

Income Taxes

We utilize the liability method of accounting for income taxes whereby we recognize deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in our financial statements. We reduce deferred tax assets by a valuation allowance when, based upon our estimates, it is more likely than not that we will not realize a portion of the deferred tax assets in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

Revenue Recognition

We recognize revenue for sales to our original equipment and aftermarket customers under the terms of our arrangements with those customers, generally at the time of shipment from our plants or distribution centers. For our aftermarket customers, we provide for promotional incentives and estimated returns at the time of sale, which are deducted from revenues. Where we have offered product warranty, we also provide for estimated warranty costs, based upon historical experience and specific warranty issues. For our OE customers, we recognize "pass-through" sales. These pass-through sales occur when, at the direction of our OE customers, we purchase components from suppliers, use them in our manufacturing process, and sell them as part of the completed system.

Earnings Per Share

We compute basic earnings per share by dividing income available to common shareholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that we adjust the weighted-average number of shares outstanding to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued. In addition, we adjust income available to common shareholders to include any changes in income or loss that would result from the assumed issuance of the dilutive common shares.

Engineering, Research and Development

We expense engineering, research, and development costs as they are incurred. Engineering, research and development expenses were $76 million for 2004 and $67 million for both 2003 and 2002, and are included in the income statement caption of the same name. Of these amounts, $12 million in 2004, $9 million in 2003, and $6 million in 2002 relate to research and development, which includes the search, design, and development of a new unproven product or process. Additionally, $35 million, $35 million, and $36 million of engineering, research, and development expense for 2004, 2003, and 2002, respectively, relates to improvements and enhancements to existing products and processes. The remainder of the expenses in each year relate to engineering costs we incurred for application of existing products and processes to vehicle platforms. Further, our customers reimburse us for engineering, research, and development costs on some platforms when we prepare prototypes and incur costs before platform awards. Our engineering research and development expense for 2004, 2003, and 2002 has been reduced by $46 million, $38 million, and $32 million, respectively, for these reimbursements.

Foreign Currency Translation

We translate the financial statements of foreign subsidiaries into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted-average exchange rate for revenues and expenses in each period. We record translation adjustments for those subsidiaries whose local currency is their functional currency as a component of accumulated other comprehensive loss in shareholders' equity. We recognize transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency in earnings as incurred, except for those transactions which hedge purchase commitments and for those intercompany balances which are designated as long-term investments. Net income (loss) included foreign currency transaction losses of $2 million in 2004, $3 million in 2003, and $9 million in 2002.

Risk Management Activities

We use derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge our exposure to changes in foreign currency exchange rates, and interest rate swaps to hedge our exposure to changes in interest rates. Our primary exposure to changes in foreign currency rates results from intercompany loans made between affiliates to minimize the need for borrowings from third parties. Net gains or losses on these foreign currency exchange contracts that are designated as hedges are recognized in the income statement to offset the foreign currency gain or loss on the underlying transaction. Additionally, we enter into foreign currency forward purchase and sale contracts to mitigate our exposure to changes in exchange rates on some intercompany and third party trade receivables and payables. Since these anticipated transactions are not firm commitments, we mark these forward contracts to market each period and record any gain or loss in the income statement. From time to time we have also entered into forward contracts to hedge our net investment in foreign subsidiaries. We recognize the after-tax net gains or losses on these contracts on the accrual basis in the balance sheet caption "Accumulated other comprehensive loss." In the statement of cash flows, cash receipts or payments related to these exchange contracts are classified consistent with the cash flows from the transaction being hedged.

We do not enter into derivative financial instruments for speculative purposes.

Stock Options

We account for our stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Our stock-based employee compensation plans are described more fully in Note 8. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," and amended by SFAS No. 148, "Accounting for Stock-based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123," we follow the disclosure requirements only of SFAS No. 123. The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123:

	Years Ended December 31,		
	2004	2003	2002
	(Millions Except Per Share Amounts)		
Net income (loss)	$ 13	$ 27	$ (187)
Add: Stock-based employee compensation expense included in net income, net of income tax	14	4	4
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of income tax	(16)	(6)	(6)
Pro forma net income (loss)	$ 11	$ 25	$ (189)
Earnings (loss) per share:			
Basic — as reported	$0.33	$0.67	$(4.70)
Basic — pro forma	$0.28	$0.63	$(4.74)
Diluted — as reported	$0.31	$0.65	$(4.74)
Diluted — pro forma	$0.26	$0.61	$(4.78)

The fair value of each option granted during 2004, 2003, and 2002 is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions for grants in 2004, 2003, and 2002, respectively: (i) risk-free interest rates of 4.07 percent, 4.01 percent, and 5.09 percent; (ii) expected lives of 10.0, 10.0, and 10.0 years; (iii) expected volatility 43.56 percent, 40.45 percent, and 39.56 percent; and (iv) dividend yield of 0.0 percentage, 0.0 percentage, and 0.0 percentage.

Changes in Accounting Principles

In January 2003, the Financial Accounting Standard Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was revised in December 2003. FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. This interpretation as revised was effective January 1, 2004. The adoption of FIN 46 had no impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 established standards for classification of certain financial instruments that have characteristics of both liabilities and equity but have been presented entirely as equity or between the liabilities and equity section of the statement of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no impact on our financial position.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits an amendment of FASB Statements Nos. 87, 88 and 106." The revised SFAS No. 132 changes employers' disclosures about pension plans and other postretirement benefits and requires additional disclosures about assets, obligations, cash flows and net periodic benefit cost. For disclosures required by this statement see Note 10.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduced a voluntary prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D. As permitted by FASB Staff Position ("FSP") 106-1, we previously chose to defer recognizing the effects of the Act on our postretirement healthcare insurance plans until authoritative guidance was issued by the FASB. In May 2004, the FASB issued FSP No. 106-2, which supercedes FSP No. 106-1 and required accounting for the effects of the Act no later than our quarter ended September 30, 2004. The adoption of FSP 106-2 did not have a material impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs an amendment of Accounting Research Bulletin No. 43, Chapter 4." This statement requires idle facility expenses, excessive spoilage, double freight and rehandling costs to be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB revised SFAS No. 123, "Share-Based Payment" which supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." This revised statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The revised SFAS No. 123 is effective for interim or annual reporting periods that begin after June 15, 2005. We estimate that the impact on our net income and earnings per share will not exceed approximately $2 million or $0.05 per diluted share. See "Stock Options" above.

In December 2004, the FASB issued FSP No. 109-1. FSP No. 109-1 provides guidance on the application of FASB Statement No. 109, "Accounting for Income Taxes," to the provision within The American Jobs Creation Act of 2004 (The Act) that provides a tax deduction on qualified production activities. The purpose behind this special deduction is to provide a tax incentive to companies that maintain or expand U.S. manufacturing activities. FSP No. 109-1 was effective upon issuance. The adoption of FSP 109-1 did not have any impact on our consolidated financial statements.

In December 2004, the FASB issued FSP No. 109-2. FSP No. 109-2 addresses the question on the impact of a company's APB No. 23 Accounting for Income Taxes — Special Areas representation under The Act, which provides for a special one-time 85 percent dividend deduction on dividends from foreign subsidiaries. FSP No. 109-2 was effective upon issuance. The issuance of FSP No. 109-2 does not change how we apply APB No. 23, and therefore, did not have any impact on our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include allowances for doubtful receivables, promotional and product returns, pension and post-retirement benefit plans, income taxes, and contingencies. These items are covered in more detail in Note 1, Note 7, Note 10, and Note 12. Actual results could differ from those estimates.

Reclassifications

Prior years' financial statements have been reclassified where appropriate to conform to 2004 presentations.

2. Restructuring and Other Charges

Over the past several years we have adopted plans to restructure portions of our operations. These plans were approved by the Board of Directors and were designed to reduce operational and administrative overhead costs throughout the business. Prior to the change in accounting required for exit or disposal activities, we recorded charges to income related to these plans for costs that do not benefit future activities in the period in which the plans were finalized and approved, while actions necessary to affect these restructuring plans occurred over future periods in accordance with established plans.

In the fourth quarter of 2001, our Board of Directors approved a restructuring plan, a project known as Project Genesis, designed to lower our fixed costs, improve efficiency and utilization, and better optimize our global footprint. Project Genesis involved closing eight facilities, improving the process flow and efficiency through value mapping and plant arrangement at 20 facilities, relocating production among facilities, and centralizing some functional areas. The total of all these restructuring and other costs recorded in the fourth quarter of 2001 was $32 million before tax, $31 million after tax, or $0.81 per diluted common share. We eliminated 974 positions in connection with Project Genesis. Additionally, we executed this plan more efficiently than originally anticipated and as a result in the fourth quarter of 2002 reduced our reserves related to this restructuring activity by $6 million, which was recorded in cost of sales. In the fourth quarter of 2003, we reclassified $2 million of severance reserve to the asset impairment reserve. This reclassification became necessary as actual asset impairments along with the sale of our closed facilities were different than the original estimates. We completed the remaining restructuring activities under Project Genesis as of the end of 2004. Since Project Genesis was announced, we have undertaken a number of related projects designed to restructure our operations, described below.

In the first quarter of 2003, we incurred severance costs of $1 million associated with eliminating 17 salaried positions through selective layoffs and an early retirement program. Additionally, 93 hourly positions were eliminated through selective layoffs in the quarter. These reductions were done to reduce ongoing labor costs in North America. This charge was primarily recorded in cost of sales.

In October of 2003, we announced the closing of an emission control manufacturing facility in Birmingham, U.K. Approximately 130 employees were eligible for severance benefits in accordance with union contracts and U.K. legal requirements. We incurred approximately $3 million in costs related to this action in 2004. This action is in addition to the plant closings announced in Project Genesis in the fourth quarter of 2001.

In October 2004, we announced a plan to eliminate 250 salaried positions through selected layoffs and an elective early retirement program. The majority of the layoffs are at the middle and senior management level. We expect to incur charges of approximately $24 to $26 million related to these reductions. As of December 31, 2004, we have incurred $21 million in severance costs. Of this total, $6 million was recorded in cost of sales and $15 million was recorded in selling, general and administrative. We anticipate incurring the remaining costs by April of 2005. Of the total $21 million in severance costs incurred to date, $5 million represents cash payments with the remainder accrued in other short-term liabilities.

Including the above costs, we incurred $40 million in restructuring and restructuring-related costs in 2004. Of this total, $18 million related to the continuation of the optimization of our manufacturing footprint that was started with Project Genesis in 2001.

Including the costs incurred in 2002 and 2003 of $19 million, we have incurred a total of $59 million for activities related to our restructuring actions initiated in prior periods that could not be accrued as part of the restructuring charges for these actions.

Under the terms of our amended and restated senior credit agreement that took effect on December 12, 2003, we are allowed to exclude up to $60 million of cash charges and expenses, before taxes, related to cost reduction initiatives over the 2002 to 2006 time period from the calculation of the financial covenant ratios we are required to maintain under our senior credit agreement. As of December 31, 2004, we have excluded $59 million of the $60 million available under the terms of the senior credit facility. In addition to the announced actions, we will continue to evaluate additional opportunities to initiate actions that will reduce our costs through implementing the most appropriate and efficient logistics, distribution and manufacturing footprint for the future. There can be no assurances, however, that we will undertake additional restructuring actions. Actions that we take, if any, will require the approval of our Board of Directors, or its authorized committee, and if the costs of the plans exceed the amount previously approved by our senior lenders, could require approval by our senior lenders. We plan to conduct any workforce reductions that result in compliance with all legal and contractual requirements including obligations to consult with workers' councils, union representatives and others.

In February of 2005, we amended our senior credit facility. As amended, we are allowed to exclude up to $60 million of cash charges and expenses, before taxes, related to restructuring initiatives occurring after February 2005 from the calculation of the financial covenant ratios required under our senior credit facility.

3. Acquisition

In February 2005, we announced the acquisition of substantially all the exhaust assets of Gabilan Manufacturing, Inc., a privately held company that has developed and manufactured motorcycle exhaust systems for Harley-Davidson motorcycles since 1978. The company also produces aftermarket muffler kits for Harley-Davidson. We purchased Gabilan's assets for $10 million in cash and expect the acquisition to be accretive within the first year. Gabilan generated approximately $38 million in revenue in 2004.

4. Cumulative Effect of Change in Accounting Principle

Effective January 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for purchased goodwill from an amortization method to an impairment-only approach. Therefore, amortization of all purchased goodwill, including amortization of goodwill recorded in past business combinations, ceased upon adoption. Prior to the adoption of SFAS No. 142, goodwill was amortized using the straight-line method over periods ranging from 15 to 40 years.

As required by this standard, we performed an impairment analysis using discounted cash flows and market multiples. As a result, we recorded an impairment loss of $218 million, net of tax, as a cumulative effect of a change in accounting principle in the first quarter of 2002. The impaired goodwill was associated with our North American ride control and the European aftermarket businesses. We are required to test the remaining goodwill balance for impairment on an annual basis. There has been no further impairment of goodwill since January 1, 2002.

5. Long-Term Debt, Short-Term Debt, and Financing Arrangements

Long-Term Debt

A summary of our long-term debt obligations at December 31, 2004 and 2003, is set forth in the following table:

	2004	2003
	(Millions)	
Tenneco Automotive Inc. —		
Senior Term Loans due 2010, average effective interest rate 5.4% in 2004 and 4.4% in 2003	$ 396	$ 400
10¼% Senior Secured Notes due 2013, including unamortized premium	489	491
11⅝% Senior Subordinated Notes due 2009	—	500
8⅝% Senior Subordinated Notes due 2014	500	—
Debentures due 2008 through 2025, average effective interest rate 9.3% in 2004 and 9.3% in 2003	3	3
Notes due 2005 through 2007, average effective interest rate 7.2% in 2004 and 7.2% in 2003	2	2
Other subsidiaries —		
Notes due 2005 through 2011, average effective interest rate 4.6% in 2004 and 4.7% in 2003	20	22
	1,410	1,418
Less — current maturities	9	8
Total long-term debt	$1,401	$1,410

The aggregate maturities and sinking fund requirements applicable to the issues outstanding at December 31, 2004, are $9 million, $7 million, $8 million, $9 million, and $8 million for 2005, 2006, 2007, 2008, and 2009, respectively.

Short-Term Debt

We principally use revolving credit facilities to finance our short-term capital requirements. As a result, we classify the outstanding balance of borrowings under the revolving credit facilities within our short-term debt. The revolving credit facility balance included in short-term debt was zero at both

December 31, 2004 and December 31, 2003. Information regarding our short-term debt as of and for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
	(Millions)	
Current maturities on long-term debt	$ 9	$ 8
Notes payable	10	12
Total short-term debt	$19	$20

	2004 Notes Payable (a)	2003 Notes Payable (a)
	(Dollars in Millions)	
Outstanding borrowings at end of year	$ 10	$ 12
Weighted average interest rate on outstanding borrowings at end of year (b)	6.09%	4.8%
Approximate maximum month-end outstanding borrowings during year	$ 379	$291
Approximate average month-end outstanding borrowings during year	$ 32	$137
Weighted average interest rate on approximate average month-end outstanding borrowings during year (b)	4.8%	5.0%

(a) Includes borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

(b) This calculation does not include the commitment fees to be paid on the unused revolving credit facilities balances which are recorded as interest expense for accounting purposes.

Financing Arrangements

		Committed Credit Facilities (a) December 31, 2004			
	Term	Commitments	Borrowings	Letters of Credit (b)	Available
			(Millions)		
Tenneco Automotive Inc. revolving credit agreement	2008	$220	$—	$—	$220
Tenneco Automotive Inc. Tranche B letter of credit/revolving loan agreement	2010	180	—	46	134
Subsidiaries' credit agreements	Various	10	10	—	—
		$410	$10	$46	$354

(a) We generally are required to pay commitment fees on the unused portion of the total commitment.

(b) Letters of credit reduce the available borrowings under the revolving credit agreement.

Senior Credit Facility — Overview and Recent Transactions. Our financing arrangements are primarily provided by a committed senior secured financing arrangement with a syndicate of banks and other financial institutions. The arrangement is secured by substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries, as well as guarantees by our material domestic subsidiaries. We originally entered into this facility in 1999 and since that time have periodically requested and received amendments to the facility for various purposes. In December of 2003, we engaged in a series of transactions that resulted in the full refinancing of the facility, through an amendment and restatement. As of December 31, 2004, the senior credit facility consisted of a seven-year, $396 million term loan B facility maturing in December 2010; a five-year, $220 million revolving credit facility maturing in December 2008; and a seven-year, $180 million tranche B-1 letter of credit/revolving loan facility maturing in December 2010. In February 2005, we amended the facility, which resulted in reduced interest rates on the term loan B and tranche B-1 letter of credit/revolving loan portions of the facility. We also made a voluntary prepayment of $40 million on the term loan B facility, reducing borrowings to $356 million. These transactions are described in more detail below.

In June 2003, we issued $350 million of 10¼ percent senior secured notes. The notes have a final maturity date of July 15, 2013. We received net proceeds in the second quarter of 2003 from the offering of the notes, after deducting underwriting discounts, commissions and expenses, of $338 million. We used the net proceeds of the offering to repay outstanding amounts under our senior credit facility as follows: (i) to prepay $199 million on the term loan A that was due November 4, 2005, (ii) to prepay $52 million on the term loans B and C that was due November 4, 2007 and May 4, 2008, respectively, and (iii) to prepay outstanding borrowings of $87 million under the revolving credit portion of our senior credit facility. These notes are described in more detail below under "Senior Secured and Subordinated Notes."

In December 2003, we amended and restated our senior credit facility and issued an additional $125 million of 10¼ percent senior secured notes. We received $136 million of net proceeds from the offering of the additional $125 million of 10¼ percent senior secured notes, after deducting underwriting discounts and other expenses and including a 13 percent price premium over par. We also received $391 million in net proceeds from new term loan B borrowings under the amended and restated senior credit facility, after deducting fees and other expenses. We used the combined net proceeds of $527 million to prepay the remaining $514 million outstanding under term loans A, B and C under the senior credit facility immediately prior to the completion of the transaction. The remaining $13 million of net proceeds were used for general corporate purposes.

We incurred $27 million in fees associated with the issuance of the aggregate $475 million of 10¼ percent senior secured notes and the amendment and restatement of our senior credit facility. These fees will be amortized over the term of the senior secured notes and the amended and restated senior credit facility.

Based on our use of the net proceeds from both the June and December 2003 transactions, these transactions would have increased our annual interest expense by approximately $9 million. This does not give effect to the fixed-to-floating interest rate swaps we completed in April 2004, described below. In addition, we expensed in the second and fourth quarters of 2003 a total of approximately $12 million of existing deferred debt issuance costs as a result of retiring the term loans under the senior credit facility.

In April 2004, we entered into three separate fixed-to-floating interest rate swaps with two separate financial institutions. These agreements swapped an aggregate of $150 million of fixed interest rate debt at a per annum rate of 10¼ percent to floating interest rate debt at a per annum rate of LIBOR plus a spread of 5.68 percent. Each agreement requires semi-annual settlements through July 15, 2013. The LIBOR in effect for these swaps during the course of 2004 resulted in lower interest expense of approximately $3 million for the year. The LIBOR rate as of December 31, 2004 as determined under these agreements is 1.86 percent. This rate remained in effect until January 15, 2005 when it increased to 2.89 percent. Based upon the LIBOR of 2.89 percent which was in effect as of January 15, 2005 under these agreements (and remains in effect until July 15, 2005), these swaps would reduce our 2005 annual interest expense by approximately $2 million. These swaps qualify as fair value hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and as such are recorded on the balance sheet at market value with an offset to the underlying hedged item, which is long term debt. As of December 31, 2004, the fair value of the interest rate swaps was a liability of approximately $1 million, which has been recorded as a decrease to long term debt and an increase to other long term liabilities.

In November 2004, we refinanced our $500 million of 11⅝ percent senior subordinated notes maturing in October of 2009 with new senior subordinated notes. The new notes have an interest rate of 8⅝ percent, a maturity date of November 15, 2014 and contain substantially similar terms as the notes refinanced. Premium payments and other fees in connection with the refinancing of these notes totaled approximately $40 million, including a $29 million or 5.813% price premium over par on the redeemed notes. The new notes accrue interest from November 19, 2004 with an initial interest payment date of May 15, 2005. These notes are described in more detail below under "Senior Secured and Subordinated Notes."

In connection with the refinancing of the $500 million in senior subordinated notes we amended the senior credit facility effective November 17, 2004. This amendment allowed us to use up to $50 million in cash on hand to pay redemption premiums and/or other fees and costs in connection with the redemption and refinancing of the senior subordinated notes. This amendment also excluded any redemption premium associated with the 11⅝ percent senior subordinated notes and any interest incurred on the notes between the call date of November 19, 2004 and the redemption date of December 20, 2004 from cash interest expense for purposes of the definition of consolidated interest expense in the senior credit facility. In exchange for these amendments, we agreed to pay a small fee to the consenting lenders. We also incurred approximately $13 million in legal, advisory and other costs related to the amendment and the issuance of the new senior subordinated notes. These amounts were capitalized and will be amortized over the remaining terms of the senior subordinated notes and senior credit facility.

Our interest expense increased in 2004 by $42 million due to the fees and expenses associated with the refinancing of our senior subordinated notes, which includes an expense of $8 million for existing deferred debt issuance costs associated with the 11⅝ percent senior subordinated notes.

In February 2005 we amended our senior credit facility to reduce by 75 basis points the interest rate on the term loan B facility and the tranche B-1 letter of credit/revolving loan facility. In connection with the amendment, we voluntarily prepaid $40 million in principal on the term loan B, reducing the term loan B facility from $396 million to $356 million.

Additional provisions of the amendment to the senior credit facility agreement (i) amend the definition of EBITDA to exclude up to $60 million in restructuring-related expenses announced and taken after February 2005, (ii) increase permitted investments to $50 million, (iii) exclude expenses related to the issuance of stock options from the definition of consolidated net income, (iv) permit us to redeem up to $125 million of senior secured notes after January 1, 2008 (subject to certain conditions), (v) increase our ability to add commitments under the revolving credit facility by $25 million, and (vi) make other minor modifications. We incurred approximately $1 million in fees and expenses associated with this amendment, which will be capitalized and amortized over the remaining term of the agreement.

Senior Credit Facility — Forms of Credit Provided. Following the February 2005 voluntary prepayment of $40 million, the term loan B facility is payable as follows: $74 million due March 31, 2010, and $94 million due each of June 30, September 30 and December 12, 2010. The revolving credit facility requires that it be repaid by December 2008. Prior to that date, funds may be borrowed, repaid and reborrowed under the revolving credit facility without premium or penalty. Letters of credit may be issued under the revolving credit facility.

The tranche B-1 letter of credit/revolving loan facility requires that it be repaid by December 2010. We can borrow revolving loans from the $180 million tranche B-1 letter of credit/revolving loan facility and use that facility to support letters of credit. The tranche B-1 letter of credit/revolving loan facility lenders have deposited $180 million with the administrative agent, who has invested that amount in time deposits. We do not have an interest in any of the funds on deposit. When we draw revolving loans under this facility, the loans are funded from the $180 million on deposit with the administrative agent. When we make repayments, the repayments are redeposited with the administrative agent.

Under current accounting rules, the tranche B-1 letter of credit/revolving loan facility will be reflected as debt on our balance sheet only if we have outstanding thereunder revolving loans or payments by the facility in respect of letters of credit. We will not be liable for any losses to or misappropriation of any (i) return due to the administrative agent's failure to achieve the return described above or to pay all or any portion of such return to any lender under such facility or (ii) funds on deposit in such account by such lender (other than the obligation to repay funds released from such accounts and provided to us as revolving loans under such facility).

Senior Credit Facility — Interest Rates and Fees. Borrowings under the term loan B facility and the tranche B-1 letter of credit/revolving loan facility bear interest at an annual rate equal to, at our option, either (i) the London Interbank Offering Rate plus a margin of 300 basis points (reduced to 225 basis points in February 2005); or (ii) a rate consisting of the greater of the JP Morgan Chase prime rate or the Federal Funds rate plus 50 basis points, plus a margin of 200 basis points (reduced to 125 basis points in February 2005). There is no cost to us for issuing letters of credit under the tranche B-1 letter of credit/ revolving loan facility, however outstanding letters of credit reduce our availability to borrow revolving loans under this portion of the facility. If a letter of credit issued under this facility is subsequently paid and we do not reimburse the amount paid in full, then a ratable portion of each lender's deposit would be used to fund the letter of credit. We pay the tranche B-1 lenders a fee which is equal to LIBOR plus 300 basis points (reduced to 225 basis points in February 2005). This fee is offset by the return on the funds deposited with the administrative agent which earn interest at a per annum rate approximately equal to LIBOR. Outstanding revolving loans reduce the funds on deposit with the administrative agent which in turn reduce the earnings of those deposits and effectively increases our interest expense at a per annum rate equal to LIBOR. The interest margins for borrowings under the term loan B facility and tranche B-1 letter of credit/revolving loan facility will be further reduced by 25 basis points following: the end of each fiscal quarter for which the consolidated leverage ratio is less than 3.0 or at the point our credit ratings are improved to BB— or better by Standard & Poor's (and are rated at least B1 by Moody's) or to Ba3 or better by Moody's (and are rated at least B+ by Standard & Poor's).

Borrowings under the revolving credit facility bear interest at an annual rate equal to, at our option, either (i) the London Interbank Offering Rate plus a margin of 325 basis points; or (ii) a rate consisting of the greater of the JP Morgan Chase prime rate or the Federal Funds rate plus 50 basis points, plus a margin of 225 basis points. Letters of credit issued under the revolving credit facility accrue a letter of credit fee at a per annum rate of 325 basis points for the pro rata account of the lenders under such facility and a fronting fee for the ratable account of the issuers thereof at a per annum rate in an amount to be agreed upon payable quarterly in arrears. The interest margins for borrowings and letters of credit issued under the revolving credit facility are subject to adjustment based on the consolidated leverage ratio (consolidated indebtedness divided by consolidated EBITDA as defined in the senior credit facility agreement) measured at the end of each quarter. The margin we pay on the revolving credit facility will be reduced by 25 basis points following each fiscal quarter for which the consolidated leverage ratio is less than 4.0 beginning in March 2005. We also pay a commitment fee of 50 basis points on the unused portion of the revolving credit facility. This commitment fee will be reduced by 12.5 basis points following the end of each fiscal quarter for which the consolidated leverage ratio is less than 3.5.

Senior Credit Facility — Other Terms and Conditions. The amended and restated senior credit facility requires that we maintain financial ratios equal to or better than the following consolidated leverage ratio (consolidated indebtedness divided by consolidated EBITDA), consolidated interest coverage ratio (consolidated EBITDA divided by consolidated cash interest paid), and fixed charge coverage ratio (consolidated EBITDA less consolidated capital expenditures, divided by consolidated cash interest paid) at the end of each period indicated. The financial ratios required under the amended senior credit facility and, the actual ratios we achieved for the four quarters of 2004, are shown in the following tables:

	Quarter Ended							
	March 31, 2004		June 30, 2004		September 30, 2004		December 31, 2004	
	Req.	Act.	Req.	Act.	Req.	Act.	Req.	Act.
Leverage Ratio (maximum)	5.00	3.97	5.00	3.78	4.75	3.69	4.75	3.60
Interest Coverage Ratio (minimum)	2.00	2.77	2.00	3.15	2.00	2.75	2.00	2.67
Fixed Charge Coverage Ratio (minimum)	1.10	1.76	1.10	2.04	1.10	1.78	1.10	1.77

	Quarters Ending						
	March 31, 2005- June 30, 2005	September 30- December 31, 2005	March 31- December 31, 2006	March 31- December 31, 2007	March 31- December 31, 2008	March 31- December 31, 2009	March 31- December 31, 2010
	Req.	Req.	Req.	Req.	Req.	Req.	Req.
Leverage Ratio (maximum)	4.75	4.50	4.25	3.75	3.50	3.50	3.50
Interest Coverage Ratio (minimum)	2.00	2.00	2.10	2.20	2.35	2.50	2.75
Fixed Charge Coverage Ratio (minimum)	1.10	1.10	1.15	1.25	1.35	1.50	1.75

The senior credit facility agreement provides: (i) the ability to refinance our senior subordinated notes and/or our senior secured notes using the net cash proceeds from the issuance of similarly structured debt; (ii) the ability to repurchase our senior subordinated notes and/or our senior secured notes using the net cash proceeds from issuing shares of our common stock; and (iii) the prepayment of the term loans by an amount equal to 50 percent of our excess cash flow as defined by the agreement.

The senior credit facility agreement also contains restrictions on our operations that are customary for similar facilities, including limitations on: (i) incurring additional liens; (ii) sale and leaseback transactions (except for the permitted transactions as described in the amendment); (iii) liquidations and dissolutions; (iv) incurring additional indebtedness or guarantees; (v) capital expenditures; (vi) dividends; (vii) mergers and consolidations; and (viii) prepayments and modifications of subordinated and other debt instruments. Compliance with these requirements and restrictions is a condition for any incremental borrowings under the senior credit facility agreement and failure to meet these requirements enables the lenders to require repayment of any outstanding loans. As of December 31, 2004, we were in compliance with all the financial covenants (as indicated above) and operational restrictions of the facility.

Our senior credit facility does not contain any terms that could accelerate the payment of the facility as a result of a credit rating agency downgrade.

Senior Secured and Subordinated Notes. Our outstanding debt also includes $475 million of $10^1/_4$ percent senior secured notes due July 15, 2013, in addition to the $500 million of $8^5/_8$ percent senior subordinated notes due November 15, 2014 described above. We can redeem some or all of the notes at any time after July 15, 2008, in the case of the senior secured notes, and November 15, 2009, in the case of the senior subordinated notes. If we sell certain of our assets or experience specified kinds of changes in control, we must offer to repurchase the notes. We are permitted to redeem up to 35 percent of the senior secured notes with the proceeds of certain equity offerings completed before July 15, 2006 and up to 35 percent of the senior subordinated notes with the proceeds of certain equity offerings completed before November 15, 2007.

Our senior secured and subordinated notes require that, as a condition precedent to incurring certain types of indebtedness not otherwise permitted, our consolidated fixed charge coverage ratio, as calculated on a proforma basis, to be greater than 2.25 and 2.00, respectively. We have not incurred any of the types of indebtedness not otherwise permitted by the indentures. The indentures also contain restrictions on our operations, including limitations on: (i) incurring additional indebtedness or liens; (ii) dividends; (iii) distributions and stock repurchases; (iv) investments; (v) asset sales and (vi) mergers and consolidations. Subject to limited exceptions, all of our existing and future material domestic wholly owned subsidiaries fully and unconditionally guarantee these notes on a joint and several basis. In addition, the senior secured notes and related guarantees are secured by second priority liens, subject to specified exceptions, on all of our and our subsidiary guarantors' assets that secure obligations under our senior credit facility, except that only a portion of the capital stock of our and our subsidiary guarantor's domestic subsidiaries is provided as collateral and no assets or capital stock of our direct or indirect foreign subsidiaries secure the notes or guarantees. There are no significant restrictions on the ability of the subsidiaries that have guaranteed these notes to make distributions to us. The senior subordinated notes rank junior in right of payment to our senior credit facility and any future senior debt incurred. As of December 31, 2004, we were in compliance with the covenants and restrictions of these indentures.

Accounts Receivable Securitization. In addition to our senior credit facility, senior secured notes and senior subordinated notes, we also sell some of our accounts receivable. In North America, we have an accounts receivable securitization program with a commercial bank. We sell original equipment and aftermarket receivables on a daily basis under this program. We sold accounts receivable under this program of $68 million and $36 million at December 31, 2004 and 2003, respectively. This program is subject to cancellation prior to its maturity date if we were to (i) fail to pay interest or principal payments on an amount of indebtedness exceeding $50 million, (ii) default on the financial covenant ratios under the senior credit facility, or (iii) fail to maintain certain financial ratios in connection with the accounts receivable securitization program. In January 2005, this program was renewed for 364 days to January 30, 2006 at the existing facility size of $75 million. We also sell some receivables in our European operations to regional banks in Europe. At December 31, 2004 we sold $56 million of accounts receivable in Europe down from $87 million at December 31, 2003. The arrangements to sell receivables in Europe are not committed and can be cancelled at any time. If we were not able to sell receivables under either the North American or European securitization programs, our borrowings under our revolving credit agreements would increase. These accounts receivable securitization programs provide us with access to cash at costs that are generally favorable to alternative sources of financing, and allow us to reduce borrowings under our revolving credit agreements.

6. Financial Instruments

The carrying and estimated fair values of our financial instruments by class at December 31, 2004 and 2003 were as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions) Assets (Liabilities)			
Long-term debt (including current maturities)	$1,410	$1,522	$(1,418)	$(1,533)
Instruments with off-balance-sheet risk:				
Foreign currency contracts	—	(5)	—	1
Financial guarantees	—	—	—	—
Interest rate swaps	—	(1)	—	—

Asset and Liability Instruments

The fair value of cash and cash equivalents, short and long-term receivables, accounts payable, and short-term debt was considered to be the same as or was not determined to be materially different from the carrying amount.

Long-term Debt — The fair value of fixed rate long-term debt was based on the market value of debt with similar maturities and interest rates.

Instruments With Off-Balance-Sheet Risk

Foreign Currency Contracts — Note 1, "Summary of Accounting Policies — Risk Management Activities" describes our use of and accounting for foreign currency exchange contracts. The following table summarizes by major currency the contractual amounts of foreign currency contracts we utilize:

	Notional Amount			
	December 31, 2004		December 31, 2003	
	Purchase	Sell	Purchase	Sell
	(Millions)			
Foreign currency contracts (in U.S.$):				
Australian dollars	$ 18	$ 34	$ 1	$ 29
British pounds	284	223	203	144
Canadian dollars	35	22	—	61
Czech Republic koruna	25	42	—	17
Danish kroner	85	69	15	80
European euro	132	94	74	—
Norwegian krone	—	—	6	—
Polish zloty	1	21	7	18
Swedish krona	59	30	33	20
U.S. dollars	98	208	105	74
Other	3	2	2	2
	$740	$745	$446	$445

We manage our foreign currency risk by entering into derivative financial instruments with major financial institutions that can be expected to fully perform under the terms of such agreements. Based on exchange rates at December 31, 2004 and 2003, the cost of replacing these contracts in the event of non-performance by the counterparties would not have been material.

Guarantees — We occasionally provide guarantees that could require us to make future payments in the event that the third party primary obligor does not make its required payments. We have not recorded a liability for any of these guarantees. The only third party guarantee we have made is the performance of lease obligations by a former affiliate. Our maximum liability under this guarantee was approximately $4 million at both December 31, 2004 and 2003, respectively. We have no recourse in the event of default by the former affiliate. However, we have not been required to make any payments under this guarantee.

Additionally, we have from time to time issued guarantees for the performance of obligations by some of our subsidiaries, and some of our subsidiaries have guaranteed our debt. All of our then existing and future material domestic wholly-owned subsidiaries fully and unconditionally guarantee our senior credit facility, our senior secured notes and our senior subordinated notes on a joint and several basis. The arrangement for the senior credit facility is also secured by first-priority liens on substantially all our domestic assets and pledges of 66 percent of the stock of certain first-tier foreign subsidiaries. The arrangement for the $475 million senior secured notes is also secured by second-priority liens on substantially all our domestic assets, excluding some of the stock of our domestic subsidiaries. No assets or capital stock of our direct or indirect foreign subsidiaries secure these notes. You should also read Note 13 where we present the Supplemental Guarantor Condensed Consolidating Financial Statements.

We have issued guarantees through letters of credit in connection with some obligations of our affiliates. We have guaranteed through letters of credit support for local credit facilities, travel and procurement card programs, and cash management requirements for some of our subsidiaries totaling $24 million. We have also issued $19 million in letters of credit to support some of our subsidiaries' insurance arrangements. In addition, we have issued $3 million in guarantees through letters of credit to guarantee other obligations of subsidiaries primarily related to environmental remediation activities.

Interest Rate Swaps — In April 2004, we hedged our exposure to fixed interest rates by entering into fixed-to-floating interest rate swaps covering $150 million of our fixed interest rate debt. The cost of replacing these contracts in the event of non-performance by the counterparties was not material. These hedges are effective, so we have not recognized in earnings any amounts related to the ineffectiveness of the interest rate swaps. No amounts were excluded from the assessment of hedge effectiveness.

Negotiable Financial Instruments — One of our European subsidiaries receives payment from one of its OE customers whereby the account receivables are satisfied through the delivery of negotiable financial instruments. These financial instruments are then sold at a discount to a European bank. The sales of these financial instruments are not included in the account receivables sold in 2004. Any of these financial instruments which were not sold as of December 31, 2004 and 2003 are classified as other current assets and are excluded from our definition of cash equivalents. We had sold approximately $44 million of these instruments at December 31, 2004.

7. Income Taxes

The domestic and foreign components of our income before income taxes and minority interest are as follows:

	Years Ended December 31,		
	2004	2003	2002
		(Millions)	
U.S. loss before income taxes	$(109)	$(40)	$(65)
Foreign income before income taxes	101	67	93
Income (loss) before income taxes and minority interest	$ (8)	$ 27	$ 28

Following is a comparative analysis of the components of income tax expense (benefit):

	Years Ended December 31,		
	2004	2003	2002
		(Millions)	
Current —			
U.S	$ —	$ —	$ 6
State and local	1	2	7
Foreign	33	21	19
	34	23	32
Deferred —			
U.S	(31)	(22)	(31)
Foreign, state, and other	(28)	(7)	(8)
	(59)	(29)	(39)
Income tax benefit	$(25)	$ (6)	$ (7)

Following is a reconciliation of income taxes computed at the statutory U.S. federal income tax rate (35 percent for all years presented) to the income tax benefit reflected in the statements of income (loss):

	Years Ended December 31,		
	2004	2003	2002
		(Millions)	
Tax expense (benefit) computed at the statutory U.S. federal income tax rate	$ (3)	$ 10	$10
Increases (reductions) in income tax expense resulting from:			
Foreign income taxed at different rates and foreign losses with no tax benefit	7	14	3
Taxes on repatriation of dividends	4	—	(4)
State and local taxes on income, net of U.S. federal income tax benefit	—	1	1
Recognition of previously unbenefitted tax loss carryforwards	(19)	(1)	(1)
Tax amortization of goodwill	(2)	(2)	—
Income exempt from tax due to tax holidays	(3)	(8)	(4)
Nondeductible restructuring expenses	—	(5)	(6)
Foreign earnings subject to U.S. federal income tax	—	5	7
Adjustment of prior years taxes	(1)	(13)	(2)
Impact of Belgium rate reduction	(1)	—	(4)
Other	(7)	(7)	(7)
Income tax benefit	$(25)	$ (6)	$(7)

The components of our net deferred tax asset were as follows:

	December 31,	
	2004	2003
	(Millions)	
Deferred tax assets —		
Tax loss carryforwards:		
U.S.	$199	$181
State	23	21
Foreign	75	73
Postretirement benefits other than pensions	37	40
Pensions	72	57
Inventory reserves	—	11
Bad debts	2	5
Sales allowances	6	8
Investment tax credit benefits	35	9
Other	76	31
Valuation allowance	(54)	(65)
Net deferred tax asset	471	371
Deferred tax liabilities —		
Tax over book depreciation	158	163
Other	76	25
State taxes	—	9
Total deferred tax liability	234	197
Net deferred tax asset	$237	$174

Following is a reconciliation of deferred taxes to the deferred taxes shown in the balance sheet:

	December 31,	
	2004	2003
	(Millions)	
Balance Sheet:		
Current portion — deferred tax asset	$ 70	$ 63
Non-current portion — deferred tax asset	309	247
Current portion — deferred tax liability shown in other current liabilities	(16)	(13)
Non-current portion — deferred tax liability	(126)	(123)
Net Deferred Tax Assets	$ 237	$ 174

As shown by the valuation allowance in the table above, we had potential tax benefits of $54 million and $65 million at December 31, 2004 and 2003, respectively, that we did not recognize in the statements of income (loss) when they were generated. These unrecognized tax benefits resulted primarily from foreign tax loss carryforwards and foreign investment tax credits that are available to reduce future foreign tax liabilities.

We have a U.S. Federal tax net operating loss carryforward ("NOL") at December 31, 2004, of $569 million, which will expire in varying amounts from 2018 to 2024. The federal tax effect of that NOL is $199 million, and is recorded as an asset on our balance sheet at December 31, 2004. We estimate, based on available evidence both positive and negative, that it is more likely than not that we will utilize the NOL within the prescribed carryforward period. That estimate is based upon our expectations regarding future taxable income of our U.S. operations and upon strategies available to accelerate usage of the NOL. Circumstances that could change that estimate include future U.S. earnings at lower than expected levels or a majority ownership change as defined in the rules of the U.S. tax law. If that estimate changed, we would be required to cease recognizing an income tax benefit for any new NOL and could be required to record a reserve for some or all of the asset currently recorded on our balance sheet. As of December 31, 2004, we believe that there has been a significant change in our ownership, but not a majority change, in the last three years.

As of December 31, 2004, for foreign income tax purposes, we have $75 million of foreign tax NOLs. Of the $75 million of foreign tax NOLs, $60 million does not expire and the remainder will expire in varying amounts from 2005 to 2019.

We do not provide for U.S. income taxes on unremitted earnings of foreign subsidiaries, except for the earnings of certain of our China operations, as our present intention is to reinvest the unremitted earnings in our foreign operations. Unremitted earnings of foreign subsidiaries are approximately $413 million at December 31, 2004. We estimated that the amount of U.S. income taxes that would be accrued upon remittance of the assets that represent those unremitted earnings is $145 million.

We have tax sharing agreements with our former affiliates that allocate tax liabilities for prior periods and establish indemnity rights on certain tax issues.

8. Common Stock

We have authorized 135 million shares ($.01 par value) of common stock, of which 44,275,594 shares and 42,167,296 shares were issued at December 31, 2004 and 2003, respectively. We held 1,294,692 shares of treasury stock at both December 31, 2004 and 2003.

Reserved

The total number of shares of our common stock reserved at December 31, 2004 and 2003, were as follows:

	December 31,	
Original Issue Shares	**2004**	**2003**
Tenneco Automotive Inc. Stock Ownership Plan (stock award plan)*	3,094,357	3,108,994
Tenneco Automotive Inc. 2002 Long-Term Incentive Plan (stock award plan)	3,794,167	3,827,256
	6,888,524	6,936,250
Treasury Stock		
Tenneco Automotive Inc. Supplemental Stock Ownership Plan (stock award plan)*	624,300	696,500
	624,300	696,500

* These plans expired as to new awards on December 31, 2001.

Stock Plans

Tenneco Automotive Inc. 2002 Long-Term Incentive Plan and Other Equity Plans — In December 1996, we adopted the 1996 Stock Ownership Plan, which permitted the granting of a variety of awards, including common stock, restricted stock, performance units, stock appreciation rights ("SARs"), and stock options to our directors, officers, and employees. The plan, which terminated as to new awards on December 31, 2001, was renamed the "Tenneco Automotive Inc. Stock Ownership Plan." In December

1999, we adopted the Tenneco Automotive Inc. Supplemental Stock Ownership Plan, which permitted the granting of a variety of similar awards to our directors, officers and employees. We were authorized to deliver up to about 1.1 million treasury shares of common stock under the Supplemental Stock Ownership Plan, which also terminated as to new awards on December 31, 2001. In March 2002, we adopted the Tenneco Automotive Inc. 2002 Long-Term Incentive Plan which permits the granting of a variety of similar awards to our officers, directors and employees. Up to 4 million shares of our common stock have been authorized for delivery under the 2002 Long-Term Incentive Plan, of which 205,833 had been issued as of December 31, 2004.

Restricted Stock/Units, Performance Units, and Stock Equivalent Units — We have granted restricted stock and restricted units to certain key employees. These awards generally require, among other things, that the employee remains our employee during the restriction period. We have also granted performance units to certain key employees that are payable in common stock at the end of a three year performance period after the date of grant based on the attainment of specified performance goals for the three years. We have also granted stock equivalent units to certain key employees that are payable in cash annually at the then current market price of our common stock based on the attainment of specified performance goals. During 2004, 2003, and 2002, we granted 1,261,208, 1,111,543, and 285,822 shares and units, respectively, with a weighted average fair value based on the price of our common stock on the grant date of $8.82, $3.79, and $3.20 per share, respectively. Of these shares and units, included were 956,125, 961,293 and 261,691 related to grants of stock equivalent units in 2004, 2003 and 2002, respectively, that were settled in cash. At December 31, 2004, 419,208 restricted shares at an average price of $7.27 per share, and 913,625 stock equivalent units at an average price of $8.83 per unit were outstanding.

We have granted performance units to certain members of the Board of Directors who are not also an employee of the company. We also granted restricted stock to certain directors in satisfaction of residual obligations under the discontinued retirement plan for directors. During 2004 and 2003, no performance units for non-employee directors were issued under this program. During 2002, 7,000 performance units were issued under this program at a weighted average fair value of our stock on the grant date of $3.90. During 2004, 1,774 restricted shares were issued under this program to a non-employee director at the weighted average fair value of our stock on the grant date of $8.68 per share. During 2003 and 2002, 4,085 and 3,949 restricted shares, respectively, were issued under this program at a weighted average fair value of our stock on the grant date of $3.77 and $3.90, respectively. At December 31, 2004, 16,436 restricted shares and 7,000 performance units at an average price of $4.68 and $3.90, respectively, per unit were outstanding under this program.

We recognized after-tax stock based compensation expense in 2004 of $14 million, 2003 of $4 million, and in 2002 of $4 million.

Employee Stock Ownership Plans (401(k) Plans) — We have established Employee Stock Ownership Plans for the benefit of our employees. Under the plans, participants may elect to defer up to 50 percent of their salary through contributions to the plan, which are invested in selected mutual funds or used to buy our common stock. We currently match in cash 50 percent of each employee's contribution up to 8 percent of the employee's salary. We recorded expense for these matching contributions of approximately $7 million, $6 million and $7 million for the years ended December 31, 2004, December 31, 2003 and 2002, respectively. All contributions vest immediately.

Stock Options — The following table reflects the status and activity for all options to purchase common stock we have issued for the periods indicated:

Stock Options	2004 Shares Under Option	2004 Weighted Avg. Exercise Prices	2003 Shares Under Option	2003 Weighted Avg. Exercise Prices	2002 Shares Under Option	2002 Weighted Avg. Exercise Prices
Outstanding, beginning of year	6,706,258	$6.33	5,991,048	$6.66	5,923,743	$6.68
Granted	561,902	8.80	1,489,521	3.76	182,801	4.51
Cancelled	(86,134)	6.43	(488,576)	5.00	(87,270)	4.70
Exercised	(1,669,513)	3.54	(285,735)	2.10	(28,226)	3.26
Outstanding, end of year	5,512,513	7.43	6,706,258	6.33	5,991,048	6.66
Options exercisable at end of year	4,232,466	$7.92	4,391,900	$8.01	3,577,152	$9.48
Weighted average fair value of options granted during the year		$5.34		$2.19		$2.71

The following table reflects summarized information about stock options outstanding at December 31, 2004:

Range of Exercise Price	Options Outstanding: Number Outstanding at 12/31/04	Options Outstanding: Weighted Avg. Remaining Contractual Life	Options Outstanding: Weighted Avg. Exercise Price	Options Exercisable: Weighted Number Exercisable at 12/31/04	Options Exercisable: Avg. Exercise Price
$ 1.57 — $ 8.00	3,028,658	7.2 years	$ 2.86	2,252,263	$ 2.52
$ 8.01 — $14.00	1,754,596	6.2 years	8.67	1,250,944	8.61
$14.01 — $21.00	102,029	11.7 years	19.54	102,029	19.54
$21.01 — $27.00	627,230	2.4 years	24.02	627,230	24.02
	5,512,513			4,232,466	

Rights Plan

On September 9, 1998, we adopted a Rights Plan and established an independent Board committee to review it every three years. The Rights Plan was adopted to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of us in a transaction that is not in the best interests of our shareholders. Generally, under the Rights Plan, as it has been amended, if a person becomes the beneficial owner of 15 percent or more of our outstanding common stock, each right will entitle its holder to purchase, at the right's exercise price, a number of shares of our common stock or, under certain circumstances, of the acquiring person's common stock, having a market value of twice the right's exercise price. Rights held by the 15 percent or more holders will become void and will not be exercisable.

In March 2000, we amended the Rights Plan to (i) reduce from 20 percent to 15 percent the level of beneficial ownership at which the rights became exercisable, as described above, and (ii) eliminate the "qualified offer" terms of the plan. These terms provided that the rights would not become exercisable in connection with a "qualified offer," which was defined as an all-cash tender offer for all outstanding common stock that was fully financed, remained open for a period of at least 60 business days, resulted in the offeror owning at least 85 percent of our common stock after consummation of the offer, assured a prompt second-step acquisition of shares not purchased in the initial offer, at the same price as the initial offer, and met certain other requirements.

In connection with the adoption of the Rights Plan, our Board of Directors also adopted a three-year independent director evaluation ("TIDE") mechanism. Under the TIDE mechanism, an independent Board committee will review, on an ongoing basis, the Rights Plan and developments in rights plans generally, and, if it deems appropriate, recommend modification or termination of the Rights Plan. The independent committee will report to our Board at least every three years as to whether the Rights Plan continues to be in the best interests of our shareholders.

Earnings Per Share

Earnings per share of common stock outstanding were computed as follows:

	Years Ended December 31,		
	2004	2003	2002
	(Millions Except Share and Per Share Amounts)		
Basic earnings per share —			
Income before cumulative effect of change in accounting principle	$ 13	$ 27	$ 31
Average shares of common stock outstanding	41,534,810	40,426,136	39,795,481
Earnings per average share of common stock before cumulative effect of change in accounting principle	$ 0.33	$ 0.67	$ 0.78
Diluted earnings per share —			
Income before cumulative effect of change in accounting principle	$ 13	$ 27	$ 31
Average shares of common stock outstanding	41,534,810	40,426,136	39,795,481
Effect of dilutive securities:			
Restricted stock	272,561	67,462	117,578
Stock options	2,373,089	1,274,361	1,302,410
Performance shares	—	—	452,346
Average shares of common stock outstanding including dilutive securities	44,180,460	41,767,959	41,667,815
Earnings per average share of common stock before cumulative effect of change in accounting principle	$ 0.31	$ 0.65	$ 0.74

Options to purchase 741,921, 2,367,094, and 2,551,872 shares of common stock were outstanding at December 31, 2004, 2003, and 2002, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares on such dates.

9. Preferred Stock

We had 50 million shares of preferred stock ($.01 par value) authorized at December 31, 2004 and 2003. No shares of preferred stock were outstanding at those dates. We have designated and reserved 2 million shares of the preferred stock as junior preferred stock for the Rights Plan.

10. Pension Plans and Other Postretirement Benefits

We have various defined benefit pension plans that cover substantially all of our employees. The measurement date used to determine measurement of the majority of our pension plan assets and benefit obligations is September 30th, for both our domestic and foreign plans. Benefits are based on years of service and, for most salaried employees, on final average compensation. Our funding policy is to contribute to the plans amounts necessary to satisfy the funding requirement of applicable federal or foreign laws and regulations. Pension plan assets were invested in the following classes of securities:

	Percentage of Fair Market Value			
	September 30, 2004		September 30, 2003	
	US	Foreign	US	Foreign
Equity Securities	69%	64%	70%	64%
Debt Securities	29%	27%	26%	29%
Real Estate	—	—	—	1%
Other	2%	9%	4%	6%

Our investment policy for both our domestic and foreign plans is to invest more heavily in equity securities rather than debt securities. Targeted pension plan allocations are 70 percent in equity securities and 30 percent in debt securities, with acceptable tolerance levels of plus or minus five percent within each category for our domestic plans. Our foreign plans are individually managed to different target levels depending on the investing environment in each country.

Our approach to determining expected return on plan asset assumptions evaluates both historical returns as well as estimates of future returns, and adjusts for any expected changes in the long term outlook for the equity and fixed income markets for both our domestic and foreign plans.

A summary of the change in benefit obligation, the change in plan assets, the development of net amount recognized, and the amounts recognized in the balance sheets for the pension plans and postretirement benefit plans follows:

	Pension		Postretirement	
	2004	2003	2004	2003
	(Millions)			
Change in benefit obligation:				
Benefit obligation at September 30 of the previous year	$ 499	$ 409	$ 119	$ 155
Currency rate conversion	17	25	—	—
Service cost	19	16	3	4
Interest cost	31	28	8	9
Plan amendments/new salaried plan	1	6	11	(59)
Actuarial loss	24	34	2	22
Benefits paid	(21)	(19)	(11)	(13)
Other	1	—	1	1
Benefit obligation at September 30	$ 571	$ 499	$ 133	$ 119
Change in plan assets:				
Fair value at September 30 of the previous year	$ 279	$ 224	$ —	$ —
Currency rate conversion	11	14	—	—
Actual return on plan assets	33	35	—	—
Employer contributions	23	24	11	12
Participants' contributions	1	1	—	1
Benefits paid	(21)	(19)	(11)	(13)
Fair value at September 30	$ 326	$ 279	$ —	$ —
Development of net amount recognized:				
Funded status at September 30	$(245)	$(220)	$(132)	$(119)
Contributions during the fourth quarter	6	5	3	3
Unrecognized cost:				
Actuarial loss	213	191	90	94
Prior service cost	35	38	(60)	(78)
Transition asset	(1)	(2)	—	—
Net amount recognized at December 31	$ 8	$ 12	$ (99)	$(100)
Amounts recognized in the balance sheets:				
Prepaid benefit cost	$ —	$ 9	$ —	$ —
Accrued benefit cost	(198)	(176)	(99)	(100)
Intangible asset	21	22	—	—
Accumulated other comprehensive loss	185	157	—	—
Net amount recognized	$ 8	$ 12	$ (99)	$(100)

Notes: Assets of one plan may not be utilized to pay benefits of other plans. Additionally, the prepaid (accrued) pension cost has been recorded based upon certain actuarial estimates as described below. Those estimates are subject to revision in future periods given new facts or circumstances.

Net periodic pension costs (income) for the years 2004, 2003, and 2002, consist of the following components:

	2004		2003		2002	
	US	Foreign	US	Foreign	US	Foreign
	(Millions)					
Service cost — benefits earned during the year	$ 14	$ 5	$ 11	$ 5	$ 10	$ 4
Interest on prior year's projected benefit obligation	17	14	16	12	14	10
Expected return on plan assets	(15)	(15)	(15)	(13)	(16)	(12)
Net amortization:						
Actuarial loss	3	3	1	1	—	1
Prior service cost	3	1	3	1	3	—
Net pension costs	$ 22	$ 8	$ 16	$ 6	$ 11	$ 3
Other comprehensive loss	$ 7	$ 21	$ 18	$ 11	$ 27	$ 34

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for all pension plans with accumulated benefit obligations in excess of plan assets at September 30, 2004 and 2003 were as follows:

	September 30,			
	2004		2003	
	US	Foreign	US	Foreign
	(Millions)			
Projected Benefit Obligation	$301	$260	$269	$213
Accumulated Benefit Obligation	266	247	233	205
Fair Value of Plan Assets	154	163	136	127

The following estimated benefit payments are payable from the pension plans to participants:

Year	Pension Benefits
	(Millions)
2005	$ 21
2006	20
2007	21
2008	22
2009	23
2010-2014	138

The following assumptions were used in the accounting for the pension plans for the years of 2004, 2003, and 2002:

	2004		2003	
	US	Foreign	US	Foreign
Weighted-average assumptions used to determine benefit obligations				
Discount rate	6.3%	5.7%	6.5%	5.7%
Rate of compensation increase	4.5%	4.4%	4.5%	4.1%

	2004		2003		2002	
	US	Foreign	US	Foreign	US	Foreign
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	6.5%	5.7%	7.0%	5.5%	7.3%	5.5%
Expected long-term return on plan assets	8.9%	8.0%	8.9%	8.0%	8.9%	8.0%
Rate of compensation increase	4.5%	4.1%	4.5%	4.0%	4.5%	4.0%

We made contributions of $24 million to these pension plans during 2004. Based on current actuarial estimates, we believe we will be required to make contributions of $49 million to $54 million to those plans during 2005. Pension contributions beyond 2005 will be required, but those amounts will vary based upon many factors, including the performance of our pension fund investments during 2005.

We have life insurance plans which cover a majority of our domestic employees. We also have postretirement plans for our domestic employees hired before January 1, 2001. The plans cover salaried employees retiring on or after attaining age 55 who have at least 10 years of service with us after attaining age 45. For hourly employees, the postretirement benefit plans generally cover employees who retire according to one of our hourly employee retirement plans. All of these benefits may be subject to deductibles, copayment provisions and other limitations, and we have reserved the right to change these benefits. For those employees hired after January 1, 2001, we do not provide any postretirement benefits. Our postretirement healthcare and life insurance plans are not funded. The measurement date used to determine postretirement benefit obligations is September 30th.

On September 1, 2003, we changed our retiree medical benefits program to provide participating retirees with continued access to group health coverage while reducing our subsidization of the program. This negative plan amendment will be amortized over the average remaining service life to retirement eligibility of active plan participants as a reduction of service cost beginning September 1, 2003.

In July 2004, we entered into a settlement with a group of the retirees which were a part of the September 2003 change mentioned above. This settlement provided the group with increased coverage, and as a result, a portion of the negative plan amendment was reversed and a positive plan amendment put in place. The effect of the settlement increased our 2004 postretirement benefit expense by approximately $1 million and increased our accumulated postretirement benefit obligation by approximately $13 million.

Net periodic postretirement benefit cost for the years 2004, 2003, and 2002, consists of the following components:

	2004	2003	2002
		(Millions)	
Service cost — benefits earned during the year	$ 3	$ 4	$ 4
Interest on accumulated postretirement benefit obligation	8	9	10
Net amortization:			
Actuarial loss	5	5	3
Prior service cost	(6)	(4)	(1)
Net periodic postretirement benefit cost	$10	$14	$16

The following estimated postretirement benefit payments are payable from the plans to participants:

Year	Postretirement Benefits
	(Millions)
2005	$ 9
2006	9
2007	9
2008	10
2009	10
2010-2014	52

The weighted average assumed health care cost trend rate used in determining the 2004 accumulated postretirement benefit obligation was 9 percent, declining to 5 percent by 2009. In 2003 and 2002 the health care cost trend rate was 10 percent and 9 percent, respectively.

The following assumptions were used in the accounting for postretirement cost for the years of 2004, 2003 and 2002:

	2004	2003
Weighted-average assumptions used to determine benefit obligations		
Discount rate	6.3%	6.5%
Rate of compensation increase	4.5%	4.5%

	2004	2003	2002
Weighted-average assumptions used to determine net periodic benefit cost			
Discount rate	6.5%	7.0%	7.3%
Rate of compensation increase	4.5%	4.5%	4.5%

The effect of a one-percentage-point increase or decrease in the assumed health care cost trend rates on total service cost and interest and the postretirement benefit obligation are as follows:

	One-Percentage Point Increase	One-Percentage Point Decrease
	(Millions)	
Effect on total of service cost and interest cost	$ 1	$(1)
Effect on postretirement benefit obligation	11	(9)

Based on current actuarial estimates, we believe we will be required to make postretirement contributions of approximately $9 million during 2005.

On December 8, 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) into law. The Act introduces a voluntary prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare plans that provide prescription drug benefits that are at least actuarially equivalent to Medicare Part D. This subsidy covers a defined portion of an individual beneficiary's annual covered prescription drug costs, and is exempt from federal taxation.

In May 2004, the FASB issued FSP 106-2 which provides guidance on the accounting for the effects of the Act. We adopted the provisions of FSP 106-2 in the third quarter of 2004 which lowered our 2004 postretirement benefit expense by less than $1 million. The application of the Medicare subsidy reduced our 2004 accumulated postretirement benefit obligation by $10 million, all of which was related to benefits attributed to past service and was accounted for as an actuarial gain as required by the FSP.

11. Segment and Geographic Area Information

In October 2004, we announced a change in the structure of our organization which changed our reportable segments. The European segment now includes South American operations. While this has no impact on our consolidated results, it changes our segment results.

We are a global manufacturer with three geographic reportable segments: North America, Europe and South America, and Asia Pacific. Each segment manufactures and distributes ride control and emission control products primarily for the automotive industry. We have not aggregated individual operating segments within these reportable segments. The accounting policies of the segments are the same as described in Note 1, "Summary of Accounting Policies." We evaluate segment performance based primarily on income before interest expense, income taxes, and minority interest. Products are transferred between segments and geographic areas on a basis intended to reflect as nearly as possible the "market value" of the products. Segment results for 2004, 2003, and 2002 are as follows:

	Segment				
	North America	Europe & South America	Asia Pacific	Reclass & Elims	Consolidated
			(Millions)		
At December 31, 2004, and for the Year Then Ended					
Revenues from external customers	$1,959	$1,872	$382	$ —	$4,213
Intersegment revenues	7	50	17	(74)	—
Interest income	1	3	—	—	4
Depreciation and amortization of other intangibles	93	72	12	—	177
Income before interest expense, income taxes, and minority interest	130	22	19	—	171
Cumulative effect of change in accounting principle	—	—	—	—	—
Total assets	1,335	1,385	267	123	3,110
Investment in affiliated companies	—	5	—	—	5
Capital expenditures	55	59	16	—	130
Noncash items other than depreciation and amortization	4	1	—	—	5

	Segment				
	North America	Europe & South America	Asia Pacific	Reclass & Elims	Consolidated
			(Millions)		
At December 31, 2003, and for the Year Then Ended					
Revenues from external customers	$1,880	$1,562	$324	$ —	$3,766
Intersegment revenues	7	33	14	(54)	—
Interest income	1	3	—	—	4
Depreciation and amortization of other intangibles	90	63	10	—	163
Income before interest expense, income taxes, and minority interest	131	23	22	—	176
Cumulative effect of change in accounting principle	—	—	—	—	—
Total assets	1,205	1,225	250	165	2,845
Investment in affiliated companies	—	1	5	—	6
Capital expenditures	54	61	15	—	130
Noncash items other than depreciation and amortization	12	(1)	1	—	12
At December 31, 2002, and for the Year Then Ended					
Revenues from external customers	$1,898	$1,324	$237	$ —	$3,459
Intersegment revenues	8	30	12	(50)	—
Interest income	—	1	1	—	2
Depreciation and amortization of other intangibles	87	47	10	—	144
Income before interest expense, income taxes, and minority interest	129	24	16	—	169
Cumulative effect of change in accounting principle	192	26	—	—	218
Total assets	1,173	1,066	196	122	2,557
Investment in affiliated companies	—	1	7	—	8
Capital expenditures	67	59	12	—	138
Noncash items other than depreciation and amortization	1	(10)	—	—	(9)

The following table shows information relating to our external customer revenues for each product or each group of similar products:

	Net Sales and Operating Revenues Year Ended December 31,		
	2004	2003	2002
		(Millions)	
Emission Control Systems & Products			
Aftermarket	$ 365	$ 350	$ 359
Original equipment market	2,287	2,037	1,880
	2,652	2,387	2,239
Ride Control Systems & Products			
Aftermarket	630	579	549
Original equipment market	931	800	671
	1,561	1,379	1,220
Total	$4,213	$3,766	$3,459

During 2004, sales to four major customers comprised approximately 18 percent, 12 percent, 11 percent and 8 percent of consolidated net sales and operating revenues. During 2003, sales to four major customers comprised approximately 19 percent, 14 percent, 11 percent and 9 percent of consolidated net sales and operating revenues. During 2002, sales to four major customers comprised approximately 20 percent, 13 percent, 10 percent and 10 percent of consolidated net sales and operating revenues.

	Geographic Area				
	United States	Germany	Other Foreign(a)	Reclass & Elims	Consolidated
			(Millions)		
At December 31, 2004, and for the Year Then Ended					
Revenues from external customers(b)	$1,840	$515	$1,858	$ —	$4,213
Long-lived assets(c)	425	157	635	—	1,217
Total assets	1,327	358	1,502	(77)	3,110
At December 31, 2003, and for the Year Then Ended					
Revenues from external customers(b)	$1,818	$467	$1,481	$ —	$3,766
Long-lived assets(c)	428	142	731	—	1,301
Total assets	1,248	282	1,375	(60)	2,845
At December 31, 2002, and for the Year Then Ended					
Revenues from external customers(b)	$1,544	$443	$1,472	$ —	$3,459
Long-lived assets(c)	487	112	625	—	1,224
Total assets	1,175	240	1,200	(58)	2,557

Notes: (a) Revenues from external customers and long-lived assets for individual foreign countries other than Germany are not material.

(b) Revenues are attributed to countries based on location of the seller.

(c) Long-lived assets include all long-term assets except goodwill, intangibles, and deferred tax assets.

12. Commitments and Contingencies

Capital Commitments

We estimate that expenditures aggregating approximately $49 million will be required after December 31, 2004 to complete facilities and projects authorized at such date, and we have made substantial commitments in connection with these facilities and projects.

Lease Commitments

We have long-term leases for certain facilities, equipment, and other assets. The minimum lease payments under non-cancelable leases with lease terms in excess of one year are:

	2005	2006	2007	2008	2009	Subsequent Years
				(Millions)		
Operating Leases	$14	$11	$9	$7	$5	$3
Capital Leases	$ 3	$ 3	$3	$3	$3	$3

Total rental expense for the year 2004, 2003, and 2002 was $32 million, $33 million, and $30 million respectively.

Litigation

We also from time to time are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities (including toxic tort, property damage and remediation), intellectual property matters (including patent, trademark and copyright infringement, and licensing disputes), personal injury claims (including injuries due to product failure, design or warnings issues, and other product liability related matters), taxes, employment matters, and commercial or contractual disputes, sometimes related to acquisitions or divestitures. As an example, we are involved in litigation with the minority owner of one of our Indian joint ventures over various operational issues that involves a court-mandate bidding process. We vigorously defend ourselves against all of these claims. In future periods, we could be subjected to cash costs or non-cash charges to earnings if any of these matters is resolved on unfavorable terms. However, although the ultimate outcome of any legal matter cannot be predicted with certainty, based on present information, including our assessment of the merits of the particular claim, we do not expect that these legal proceedings or claims will have any material adverse impact on our future consolidated financial position or results of operations. In addition, we are subject to a number of lawsuits initiated by a significant number of claimants alleging health problems as a result of exposure to asbestos. Many of these cases involve significant numbers of individual claimants. However, only a small percentage of these claimants allege that they were automobile mechanics who were allegedly exposed to our former muffler products and a significant number appear to involve workers in other industries or otherwise do not include sufficient information to determine whether there is any basis for a claim against us. We believe, based on scientific and other evidence, it is unlikely that mechanics were exposed to asbestos by our former muffler products and that, in any event, they would not be at increased risk of asbestos-related disease based on their work with these products. Further, many of these cases involve numerous defendants, with the number of each in some cases exceeding 200 defendants from a variety of industries. Additionally, the plaintiffs either do not specify any, or specify the jurisdictional minimum, dollar amount for damages. As major asbestos manufacturers continue to go out of business, we may experience an increased number of these claims. We vigorously defend ourselves against these claims as part of our ordinary course of business. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us. To date, with respect to claims that have proceeded sufficiently through the judicial process, we have regularly achieved favorable resolution in the form of a dismissal of the claim or a judgment in our favor. Accordingly, we presently believe that these asbestos-related claims will not have a material adverse impact on our future financial condition or results of operations.

Product Warranties

We provide warranties on some of our products. The warranty terms vary but range from one year up to limited lifetime warranties on some of our premium aftermarket products. Provisions for estimated expenses related to product warranty are made at the time products are sold or when specific warranty issues are identified on OE products. These estimates are established using historical information about the nature, frequency, and average cost of warranty claims. We actively study trends of warranty claims and take action to improve product quality and minimize warranty claims. We believe that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve. The reserve is included in both long-term and short-term liabilities on the balance sheet.

Below is a table that shows the activity in the warranty accrual accounts:

	Years Ended December 31,		
	2004	2003	2002
		(Millions)	
Beginning Balance	$ 18	$ 21	$ 19
Accruals related to product warranties	14	19	22
Reductions for payments made	(13)	(22)	(20)
Ending Balance	$ 19	$ 18	$ 21

Environmental Matters

We are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. We expense or capitalize, as appropriate, expenditures for ongoing compliance with environmental regulations that relate to current operations. We expense expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation. We record liabilities when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. We consider all available evidence including prior experience in remediation of contaminated sites, other companies' cleanup experiences and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new information. Where future cash flows are fixed or reliably determinable, we have discounted the liabilities. All other environmental liabilities are recorded at their undiscounted amounts. We evaluate recoveries separately from the liability and, when they are assured, recoveries are recorded and reported separately from the associated liability in our financial statements.

As of December 31, 2004, we are designated as a potentially responsible party in one Superfund site. We have estimated our share of the remediation costs for this site to be less than $1 million in the aggregate. In addition to the Superfund site, we may have the obligation to remediate current or former facilities, and we estimate our share of remediation costs at these facilities to be approximately $11 million. For the Superfund site and the current and former facilities, we have established reserves that we believe are adequate for these costs. Although we believe our estimates of remediation costs are reasonable and are based on the latest available information, the cleanup costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At some sites, we expect that other parties will contribute to the remediation costs. In addition, at the Superfund site, the Comprehensive Environmental Response, Compensation and Liability Act provides that our liability could be joint and several, meaning that we could be required to pay in excess of our share of remediation costs. Our understanding of the financial strength of other potentially responsible parties at the Superfund site, and of other liable parties at our current and former facilities, has been considered, where appropriate, in our determination of our estimated liability.

We believe that any potential costs associated with our current status as a potentially responsible party in the Superfund site, or as a liable party at our current or former facilities, will not be material to our results of operations or consolidated financial position.

13. Supplemental Guarantor Condensed Consolidating Financial Statements

Basis of Presentation

Subject to limited exceptions, all of our existing and future material domestic wholly owned subsidiaries (which are referred to as the Guarantor Subsidiaries) fully and unconditionally guarantee our senior subordinated notes due in 2014 and our senior secured notes due 2013 on a joint and several basis. You should also read Note 6, "Financial Instruments" for further discussion of the notes and related guarantee. We have not presented separate financial statements and other disclosures concerning each of the Guarantor Subsidiaries because management has determined that such information is not material to the holders of the notes. Therefore, the Guarantor Subsidiaries are combined in the presentation below.

These condensed consolidating financial statements are presented on the equity method. Under this method, our investments are recorded at cost and adjusted for our ownership share of a subsidiary's cumulative results of operations, capital contributions and distributions, and other equity changes. You should read the condensed consolidating financial statements of the Guarantor Subsidiaries in connection with our consolidated financial statements and related notes of which this note is an integral part.

Distributions

There are no significant restrictions on the ability of the Guarantor Subsidiaries to make distributions to us.

STATEMENT OF INCOME (LOSS)

	For the Year Ended December 31, 2004				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Revenues					
Net sales and operating revenues —					
External	$1,832	$2,381	$ —	$ —	$4,213
Affiliated companies	54	331	—	(385)	—
	1,886	2,712	—	(385)	4,213
Costs and expenses					
Cost of sales (exclusive of depreciation shown below)	1,466	2,290	—	(385)	3,371
Engineering, research, and development	36	40	—	—	76
Selling, general, and administrative	203	214	—	—	417
Depreciation and amortization of other intangibles	74	103	—	—	177
	1,779	2,647	—	(385)	4,041
Other income (expense)					
Gain (loss) on sale of assets	—	1	—	—	1
Loss on sale of receivables	—	(1)	—	—	(1)
Other income (expense)	23	(15)	—	(9)	(1)
	23	(15)	—	(9)	(1)
Income (loss) before interest expense, income taxes, minority interest, and equity in net income from affiliated companies	130	50	—	(9)	171
Interest expense —					
External (net of interest capitalized)	—	7	172	—	179
Affiliated companies (net of interest income)	90	(10)	(80)	—	—
Income tax expense (benefit)	(1)	10	(34)	—	(25)
Minority interest	—	4	—	—	4
	41	39	(58)	(9)	13
Equity in net income (loss) from affiliated companies	48	—	71	(119)	—
Income (loss) before cumulative effect of change in accounting principle	89	39	13	(128)	13
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	—
Net income (loss)	$ 89	$ 39	$ 13	$(128)	$ 13

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

STATEMENT OF INCOME (LOSS)

	For the Year Ended December 31, 2003				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Revenues					
Net sales and operating revenues —					
External	$1,810	$1,956	$ —	$ —	$3,766
Affiliated companies	53	328	—	(381)	—
	1,863	2,284	—	(381)	3,766
Costs and expenses					
Cost of sales (exclusive of depreciation shown below)	1,442	1,933	—	(381)	2,994
Engineering, research, and development	27	40	—	—	67
Selling, general, and administrative	178	186	—	—	364
Depreciation and amortization of other intangibles	72	91	—	—	163
	1,719	2,250	—	(381)	3,588
Other income (expense)					
Gain (loss) on sale of assets	—	—	—	—	—
Loss on sale of receivables	—	(2)	—	—	(2)
Other income (expense)	(10)	12	37	(39)	—
	(10)	10	37	(39)	(2)
Income (loss) before interest expense, income taxes, minority interest, and equity in net income from affiliated companies	134	44	37	(39)	176
Interest expense —					
External (net of interest capitalized)	(1)	6	144	—	149
Affiliated companies (net of interest income)	83	(3)	(80)	—	—
Income tax expense (benefit)	(143)	24	60	53	(6)
Minority interest	—	6	—	—	6
	195	11	(87)	(92)	27
Equity in net income (loss) from affiliated companies	26	(2)	114	(138)	—
Income (loss) before cumulative effect of change in accounting principle	221	9	27	(230)	27
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	—
Net income (loss)	$ 221	$ 9	$ 27	$(230)	$ 27

STATEMENT OF INCOME (LOSS)

	For the Year Ended December 31, 2002				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Revenues					
Net sales and operating revenues —					
External	$1,544	$1,915	$ —	$ —	$3,459
Affiliated companies	48	82	—	(130)	—
	1,592	1,997	—	(130)	3,459
Costs and expenses					
Cost of sales (exclusive of depreciation shown below)	1,218	1,647	—	(130)	2,735
Engineering, research, and development	20	47	—	—	67
Selling, general, and administrative	196	155	—	—	351
Depreciation and amortization of other intangibles	72	72	—	—	144
	1,506	1,921	—	(130)	3,297
Other income (expense)					
Gain (loss) on sale of assets	(1)	11	—	—	10
Loss on sale of receivables	(2)	—	—	—	(2)
Other income (expense)	95	(14)	98	(180)	(1)
	92	(3)	98	(180)	7
Income (loss) before interest expense, income taxes, minority interest, and equity in net income from affiliated companies	178	73	98	(180)	169
Interest expense —					
External (net of interest capitalized)	(1)	3	139	—	141
Affiliated companies (net of interest income)	72	4	(76)	—	—
Income tax expense (benefit)	(8)	23	(22)	—	(7)
Minority interest	—	4	—	—	4
	115	39	57	(180)	31
Equity in net income (loss) from affiliated companies	35	(2)	(244)	211	—
Income (loss) before cumulative effect of change in accounting principle	150	37	(187)	31	31
Cumulative effect of change in accounting principle, net of income tax	(171)	(47)	—	—	(218)
Net income (loss)	$ (21)	$ (10)	$(187)	$ 31	$ (187)

BALANCE SHEET

	December 31, 2004				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 140	$ 74	$ —	$ —	$ 214
Receivables, net	122	588	27	(249)	488
Inventories	102	280	—	—	382
Deferred income taxes	59	10	23	(22)	70
Prepayments and other	12	112	—	—	124
	435	1,064	50	(271)	1,278
Other assets:					
Investment in affiliated companies	396	—	980	(1,376)	—
Notes and advances receivable from affiliates	3,060	87	4,588	(7,735)	—
Long-term notes receivable, net	2	22	—	—	24
Goodwill	136	60	—	—	196
Intangibles, net	14	10	—	—	24
Deferred income taxes	280	29	179	(179)	309
Pension assets	—	—	—	—	—
Other	37	73	35	—	145
	3,925	281	5,782	(9,290)	698
Plant, property, and equipment, at cost	894	1,557	—	—	2,451
Less — Reserves for depreciation and amortization	553	764	—	—	1,317
	341	793	—	—	1,134
	$4,701	$2,138	$5,832	$(9,561)	$3,110
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Short-term debt (including current maturities of long-term debt)					
Short-term debt — non-affiliated	$ —	$ 14	$ 5	$ —	$ 19
Short-term debt — affiliated	93	69	10	(172)	—
Trade payables	218	552	—	(74)	696
Accrued taxes	25	21	—	(22)	24
Other	135	141	34	(2)	308
	471	797	49	(270)	1,047
Long-term debt-non-affiliated	—	16	1,385	—	1,401
Long-term debt-affiliated	3,408	79	4,248	(7,735)	—
Deferred income taxes	242	63	—	(179)	126
Postretirement benefits and other liabilities	261	95	—	6	362
Commitments and contingencies					
Minority interest	—	24	—	—	24
Shareholders' equity	319	1,064	150	(1,383)	150
	$4,701	$2,138	$5,832	$(9,561)	$3,110

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

BALANCE SHEET

	December 31, 2003				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ 70	$ 75	$ —	$ —	$ 145
Receivables, net	136	449	19	(162)	442
Inventories	89	254	—	—	343
Deferred income taxes	85	9	—	(31)	63
Prepayments and other	32	72	—	—	104
	412	859	19	(193)	1,097
Other assets:					
Investment in affiliated companies	330	—	2,105	(2,435)	—
Notes and advances receivable from affiliates	2,741	37	3,243	(6,021)	—
Long-term notes receivable, net	2	19	—	—	21
Goodwill	136	57	—	—	193
Intangibles, net	14	11	—	—	25
Deferred income taxes	226	35	78	(92)	247
Pension assets	—	6	—	—	6
Other	39	70	36	—	145
	3,488	235	5,462	(8,548)	637
Plant, property, and equipment, at cost	877	1,426	—	—	2,303
Less — Reserves for depreciation and amortization	511	681	—	—	1,192
	366	745	—	—	1,111
	$4,266	$1,839	$5,481	$(8,741)	$2,845
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Short-term debt (including current maturities of long-term debt)					
Short-term debt — non-affiliated	$ —	$ 16	$ 4	$ —	$ 20
Short-term debt — affiliated	—	123	10	(133)	—
Trade payables	184	464	—	(27)	621
Accrued taxes	—	32	17	(30)	19
Other	100	94	40	(1)	233
	284	729	71	(191)	893
Long-term debt-non-affiliated	—	17	1,393	—	1,410
Long-term debt-affiliated	2,062	—	3,959	(6,021)	—
Deferred income taxes	140	75	1	(93)	123
Postretirement benefits and other liabilities	256	77	(1)	6	338
Commitments and contingencies					
Minority interest	—	23	—	—	23
Shareholders' equity	1,524	918	58	(2,442)	58
	$4,266	$1,839	$5,481	$(8,741)	$2,845

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2004				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Operating Activities					
Net cash provided (used) by operating activities	$ 306	$156	$(262)	$—	$ 200
Investing Activities					
Net proceeds from the sale of assets	—	15	—	—	15
Expenditures for plant, property, and equipment	(40)	(90)	—	—	(130)
Investments and other	—	(1)	—	—	(1)
Net cash used by investing activities	(40)	(76)	—	—	(116)
Financing Activities					
Issuance of common shares	—	—	10	—	10
Issuance of long-term debt	—	—	500	—	500
Debt issuance cost on long-term debt	—	—	(13)	—	(13)
Retirement of long-term debt	—	(3)	(505)	—	(508)
Net increase (decrease) in short-term debt excluding current maturities of long-term debt	—	(1)	—	—	(1)
Intercompany dividends and net increase (decrease) in intercompany obligations	(196)	(74)	270	—	—
Other	—	—	—	—	—
Net cash provided (used) by financing activities	(196)	(78)	262	—	(12)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(3)	—	—	(3)
Increase (decrease) in cash and cash equivalents	70	(1)	—	—	69
Cash and cash equivalents, January 1	70	75	—	—	145
Cash and cash equivalents, December 31 (Note)	$ 140	$ 74	$ —	$—	$ 214

Note: Cash and cash equivalents include highly liquid investments with a maturity of three months or less at the date of purchase.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2003				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Operating Activities					
Net cash provided (used) by operating activities	$ 259	$204	$(182)	$—	$ 281
Investing Activities					
Net proceeds from the sale of assets	1	7	—	—	8
Expenditures for plant, property, and equipment	(44)	(86)	—	—	(130)
Investments and other	—	(5)	—	—	(5)
Net cash used by investing activities	(43)	(84)	—	—	(127)
Financing Activities					
Issuance of common shares	—	—	—	—	—
Issuance of long-term debt	—	—	891	—	891
Debt issuance cost on long-term debt	—	—	(27)	—	(27)
Retirement of long-term debt	—	(3)	(788)	—	(791)
Net increase (decrease) in short-term debt excluding current maturities of long-term debt	—	(1)	(120)	—	(121)
Intercompany dividends and net increase (decrease) in intercompany obligations	(148)	(77)	225	—	—
Other	—	(2)	1	—	(1)
Net cash provided (used) by financing activities	(148)	(83)	182	—	(49)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(14)	—	—	(14)
Increase (decrease) in cash and cash equivalents	68	23	—	—	91
Cash and cash equivalents, January 1	2	52	—	—	54
Cash and cash equivalents, December 31 (Note)	$ 70	$ 75	$ —	$—	$ 145

Note: Cash and cash equivalents include highly liquid investments with a maturity of three months or less at the date of purchase.

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS — (Continued)

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2002				
	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Tenneco Automotive Inc. (Parent Company)	Reclass & Elims	Consolidated
			(Millions)		
Operating Activities					
Net cash provided (used) by operating activities	$ 300	$ 7	$(119)	$—	$ 188
Investing Activities					
Net proceeds from the sale of assets	—	24	—	—	24
Expenditures for plant, property, and equipment	(55)	(83)	—	—	(138)
Investments and other	19	(12)	—	—	7
Net cash used by investing activities	(36)	(71)	—	—	(107)
Financing Activities					
Issuance of common shares	—	—	—	—	—
Issuance of long-term debt	—	3	—	—	3
Debt issuance cost on long-term debt	—	—	—	—	—
Retirement of long-term debt	—	(2)	(121)	—	(123)
Net increase (decrease) in short-term debt excluding current maturities of long-term debt	—	(5)	52	—	47
Intercompany dividends and net increase (decrease) in intercompany obligations	(264)	76	188	—	—
Other	—	—	—	—	—
Net cash provided (used) by financing activities	(264)	72	119	—	(73)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(7)	—	—	(7)
Increase (decrease) in cash and cash equivalents	—	1	—	—	1
Cash and cash equivalents, January 1	2	51	—	—	53
Cash and cash equivalents, December 31 (Note)	$ 2	$ 52	$ —	$—	$ 54

Note: Cash and cash equivalents include highly liquid investments with a maturity of three months or less at the date of purchase.

14. Quarterly Financial Data (Unaudited)

Quarter	Net Sales and Operating Revenues	Income Before Interest Expense, Income Taxes and Minority Interest	Net Income (Loss)
		(Millions)	
2004			
1st	$1,033	$ 33	$ (2)
2nd	1,113	76	30
3rd	996	44	6
4th	1,071	18	(21)
	$4,213	$171	$ 13
2003			
1st	$ 921	$ 31	$ 1
2nd	998	67	24
3rd	914	38	4
4th	933	40	(2)
	$3,766	$176	$ 27

Quarter	Basic Earnings (Loss) per Share of Common Stock — Net Income (Loss)	Diluted Earnings (Loss) per Share of Common Stock — Net Income (Loss)
2004		
1st	$(0.05)	$(0.05)
2nd	0.73	0.69
3rd	0.15	0.14
4th	(0.49)	(0.49)
Full Year	0.33	0.31
2003		
1st	$ 0.02	$ 0.02
2nd	0.59	0.58
3rd	0.11	0.10
4th	(0.04)	(0.04)
Full Year	0.67	0.65

Note: The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in the weighted average shares outstanding throughout the year.

(The preceding notes are an integral part of the foregoing financial statements.)

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
			(Millions)		
Allowance for Doubtful Accounts and Notes Deducted from Assets to Which it Applies:					
Year Ended December 31, 2004	$23	$6	$—	$ 7	$22
Year Ended December 31, 2003	$22	$6	$—	$ 5	$23
Year Ended December 31, 2002	$29	$8	$—	$15	$22

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the year covered by this report. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by our company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2004 that have materially affected, or are likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The sections entitled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 10, 2005 is incorporated herein by reference. In addition, Item 4.1 of this Annual Report on Form 10-K, which appears at the end of Part I, is incorporated herein by reference.

A copy of our Code of Ethical Conduct for Financial Managers, which applies to our Chief Executive Officer, Chief Financial Officer, Controller and other key financial managers, is filed as Exhibit 14.1 to this Form 10-K. We have posted a copy of the Code of Ethical Conduct for Financial Managers on our Internet website at *www.tenneco-automotive.com.* We will make a copy of this code available to any person, without charge, upon written request to Tenneco Automotive Inc., 500 North Field Drive, Lake Forest, Illinois 60045, Attn: General Counsel. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K and applicable NYSE rules regarding amendments to or waivers of our Code of Ethical Conduct by posting this information on our Internet website at *www.tenneco-automotive.com.*

ITEM 11. EXECUTIVE COMPENSATION.

The sections entitled "Executive Compensation" and "Election of Directors — Compensation of Directors" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 10, 2005 are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The section entitled "Ownership of Common Stock" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 10, 2005 is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table shows, as of December 31, 2004, information regarding outstanding awards available under our compensation plans (including individual compensation arrangements) under which our equity securities may be delivered:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance(1)
Equity compensation plans approved by security holders:			
Tenneco Automotive Inc. Stock Ownership Plan(2)	3,281,148	$8.38	—
Tenneco Automotive Inc. 2002 Long-Term Incentive Plan (as amended and restated)	1,786,865(3)	$5.39(3)	1,777,119(4)
Equity compensation plans not approved by security holders:			
Tenneco Automotive Inc. Supplemental Stock Ownership Plan(5)	444,500	$8.56	—

(1) Reflects the number of shares of the Company's common stock. Does not include 276,547 shares that may be issued in settlement of common stock equivalent units that were credited to outside directors as payment for their retainer fee. In general, these units are settled in cash. At the option of the Company, however, the units may be settled in shares of the Company's common stock.

(2) This plan terminated as to new awards on December 31, 2001 (except awards pursuant to commitments outstanding at that date). Does not include 6,628 shares subject to outstanding restricted stock (vest over time) and stock-settled performance share awards (vest based on the achievement of performance goals over a specified period) outstanding as of December 31, 2004 that were issued at a weighted-average issue price of $4.65 per share.

(3) Does not include 436,016 shares subject to outstanding restricted stock (vest over time) and stock-settled performance share awards (vest based on the achievement of performance goals over a specified period) outstanding as of December 31, 2004 that were issued at a weighted-average issue price of $7.16 per share.

(4) Under this plan, as of December 31, 2004, a maximum of 527,859 shares remained available for delivery under full value awards (i.e., bonus stock, stock equivalent units, performance units, restricted stock and restricted stock units). At March 4, 2005, the Company had issued 291,290 shares of stock under this plan and had outstanding awards granted under this plan covering the delivery of up to 2,922,781 shares of common stock. Accordingly, at March 4, 2005, 785,929 shares remained available under the plan, of which 242,459 could be delivered as full value awards.

(5) The plan described in the table above as not having been approved by security holders is the Tenneco Automotive Inc. Supplemental Stock Ownership Plan. This plan, which terminated on December 31, 2001 as to new awards (except awards pursuant to commitments outstanding at that date), originally covered the delivery of up to 1.5 million shares of common stock held in the Company's treasury. This plan was and continues to be administered by the Compensation/Nominating/Governance Committee. The Company's directors, officers and other employees were eligible to receive awards under this plan, although awards under the plan were limited to the Company's non-executive employees. Awards under the plan could take the form of non-statutory stock options, stock appreciation rights, restricted stock, stock equivalent units or performance units. All awards made under this plan were discretionary. The committee determined which eligible persons received awards and determined all terms and conditions (including form, amount and timing) of each award.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The sections entitled "Ratify Appointment of Independent Public Accountants — Audit, Audit-Related, Tax and Other Fees" and "Ratify Appointment of Independent Public Accountants — Pre-Approval Policy" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 10, 2005 are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

FINANCIAL STATEMENTS INCLUDED IN ITEM 8

See "Index to Financial Statements of Tenneco Automotive Inc. and Consolidated Subsidiaries" set forth in Item 8, "Financial Statements and Supplementary Data" for a list of financial statements filed as part of this Report.

INDEX TO SCHEDULE INCLUDED IN ITEM 8

SCHEDULES OMITTED AS NOT REQUIRED OR INAPPLICABLE

Schedule I — Condensed financial information of registrant
Schedule III — Real estate and accumulated depreciation
Schedule IV — Mortgage loans on real estate
Schedule V — Supplemental information concerning property — casualty insurance operations

EXHIBITS

The following exhibits are filed with this Annual Report on Form 10-K for the fiscal year ended December 31, 2004, or incorporated herein by reference (exhibits designated by an asterisk are filed with the report; all other exhibits are incorporated by reference):

INDEX TO EXHIBITS

Exhibit Number		Description
2	—	None.
3.1(a)	—	Restated Certificate of Incorporation of the registrant dated December 11, 1996 (incorporated herein by reference from Exhibit 3.1(a) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
3.1(b)	—	Certificate of Amendment, dated December 11, 1996 (incorporated herein by reference from Exhibit 3.1(c) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
3.1(c)	—	Certificate of Ownership and Merger, dated July 8, 1997 (incorporated herein by reference from Exhibit 3.1(d) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-12387).
3.1(d)	—	Certificate of Designation of Series B Junior Participating Preferred Stock dated September 9, 1998 (incorporated herein by reference from Exhibit 3.1(d) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 1-12387).
3.1(e)	—	Certificate of Elimination of the Series A Participating Junior Preferred Stock of the registrant dated September 11, 1998 (incorporated herein by reference from Exhibit 3.1(e) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 1-12387).
3.1(f)	—	Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(f) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
3.1(g)	—	Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(g) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
3.1(h)	—	Certificate of Ownership and Merger merging Tenneco Automotive Merger Sub Inc. with and into the registrant, dated November 5, 1999 (incorporated herein by reference from Exhibit 3.1(h) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
3.1(i)	—	Certificate of Amendment to Restated Certificate of Incorporation of the registrant dated May 9, 2000 (incorporated herein by reference from Exhibit 3.1(i) of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 1-12387).
3.2	—	By-laws of the registrant, as amended July 13, 2004 (incorporated herein by reference from Exhibit 3.2 of the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-12387).
3.3	—	Certificate of Incorporation of Tenneco Global Holdings Inc. ("Global"), as amended (incorporated herein by reference to Exhibit 3.3 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.4	—	By-laws of Global (incorporated herein by reference to Exhibit 3.4 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.5	—	Certificate of Incorporation of TMC Texas Inc. ("TMC") (incorporated herein by reference to Exhibit 3.5 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).

Exhibit Number		Description
3.6	—	By-laws of TMC (incorporated herein by reference to Exhibit 3.6 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.7	—	Amended and Restated Certificate of Incorporation of Tenneco International Holding Corp. ("TIHC") (incorporated herein by reference to Exhibit 3.7 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.8	—	Amended and Restated By-laws of TIHC (incorporated herein by reference to Exhibit 3.8 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.9	—	Certificate of Incorporation of Clevite Industries Inc. ("Clevite"), as amended (incorporated herein by reference to Exhibit 3.9 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.10	—	By-laws of Clevite (incorporated herein by reference to Exhibit 3.10 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.11	—	Amended and Restated Certificate of Incorporation of the Pullman Company ("Pullman") (incorporated herein by reference to Exhibit 3.11 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.12	—	By-laws of Pullman (incorporated herein by reference to Exhibit 3.12 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.13	—	Certificate of Incorporation of Tenneco Automotive Operating Company Inc. ("Operating") (incorporated herein by reference to Exhibit 3.13 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
3.14	—	By-laws of Operating (incorporated herein by reference to Exhibit 3.14 to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
4.1(a)	—	Rights Agreement dated as of September 8, 1998, by and between the registrant and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference from Exhibit 4.1 of the registrant's Current Report on Form 8-K dated September 24, 1998, File No. 1-12387).
4.1(b)	—	Amendment No. 1 to Rights Agreement, dated March 14, 2000, by and between the registrant and First Chicago Trust Company of New York, as Rights Agent (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-12387).
4.1(c)	—	Amendment No. 2 to Rights Agreement, dated February 5, 2001, by and between the registrant and First Union National Bank, as Rights Agent (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Post-Effective Amendment No. 3, dated February 26, 2001, to its Registration Statement on Form 8-A dated September 17, 1998).
4.2(a)	—	Indenture, dated as of November 1, 1996, between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.1 of the registrant's Registration Statement on Form S-4, Registration No. 333-14003).
4.2(b)	—	First Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(b) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
4.2(c)	—	Second Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(c) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).

Exhibit Number		Description
4.2(d)	—	Third Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(d) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
4.2(e)	—	Fourth Supplemental Indenture dated as of December 11, 1996 to Indenture dated as of November 1, 1996 between the registrant and The Chase Manhattan Bank, as Trustee (incorporated herein by reference from Exhibit 4.3(e) of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
4.2(f)	—	Eleventh Supplemental Indenture, dated October 21, 1999, to Indenture dated November 1, 1996 between The Chase Manhattan Bank, as Trustee, and the registrant (incorporated herein by reference from Exhibit 4.2(l) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4.3	—	Specimen stock certificate for Tenneco Automotive Inc. common stock (incorporated herein by reference from Exhibit 4.3 of the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387).
4.4(a)	—	Indenture dated October 14, 1999 by and between the registrant and The Bank of New York, as trustee (incorporated herein by reference from Exhibit 4.4(a) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4.4(b)	—	Supplemental Indenture dated November 4, 1999 among Tenneco Automotive Operating Subsidiary Inc. (formerly Tenneco Automotive Inc.), Tenneco International Holding Corp., Tenneco Global Holdings Inc., the Pullman Company, Clevite Industries Inc. and TMC Texas Inc. in favor of The Bank of New York, as trustee (incorporated herein by reference from Exhibit 4.4(b) of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
4.4(c)	—	Subsidiary Guarantee dated as of October 14, 1999 from Tenneco Automotive Operating Subsidiary Inc. (formerly Tenneco Automotive Inc.), Tenneco International Holding Corp., Tenneco Global Holdings Inc., the Pullman Company, Clevite Industries Inc. and TMC Texas Inc. in favor of The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.4(c) to the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
4.5(a)	—	Amended and Restated Credit Agreement, dated as of December 12, 2003, among Tenneco Automotive Inc., the several banks and other financial institutions or entities from time to time parties thereto, Bank of America, N.A. and Citicorp North America, Inc., as co-documentation agents, Deutsche Bank Securities Inc., as syndication agent, and JP Morgan Chase Bank, as administrative agent (incorporated herein by reference to Exhibit 4.5(a) to the registrant's Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-12387).
4.5(b)	—	Amended and Restated Guarantee And Collateral Agreement, dated as of November 4, 1999, by Tenneco Automotive Inc. and the subsidiary guarantors named therein, in favor of JPMorgan Chase Bank, as Administrative Agent (incorporated herein by reference from Exhibit 4.5(f) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
4.5(c)	—	First Amendment, dated as of April 30, 2004, to the Amended and Restated Credit Agreement dated as of December 12, 2003, among Tenneco Automotive Inc., JP Morgan Chase Bank as administrative agent and the various lenders party thereto (incorporated herein by reference from Exhibit 4.5(c) to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-12387).

Exhibit Number		Description
4.5(d)	—	Second Amendment, dated November 19, 2004, to the Amended and Restated Credit Agreement dated as of December 12, 2003, among Tenneco Automotive Inc., JP Morgan Chase Bank as administrative agent and the various lenders party thereto (incorporated herein by reference from Exhibit 99.2 of the registrant's Current Report on Form 8-K dated November 19, 2004, File No. 1-12387).
4.5(e)	—	Third Amendment, dated February 17, 2005, to the Amended and Restated Credit Agreement, dated as of December 12, 2003 among Tenneco Automotive Inc., JP Morgan Chase Bank as administrative agent and the various lenders party thereto (incorporated by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K dated February 17, 2005, File No. 1-12387).
4.6(a)	—	Indenture, dated as of June 19, 2003, among Tenneco Automotive Inc., the subsidiary guarantors named therein and Wachovia Bank, National Association (incorporated herein by reference from Exhibit 4.6(a) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
4.6(b)	—	Collateral Agreement, dated as of June 19, 2003, by Tenneco Automotive Inc. and the subsidiary guarantors named therein in favor of Wachovia Bank, National Association (incorporated herein by reference from Exhibit 4.6(b) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
4.6(c)	—	Registration Rights Agreement, dated as of June 19, 2003, among Tenneco Automotive Inc., the subsidiary guarantors named therein, and the initial purchasers named therein, for whom JPMorgan Securities Inc. acted as representative (incorporated herein by reference from Exhibit 4.6(c) to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
4.6(d)	—	Supplemental Indenture, dated as of December 12, 2003, among Tenneco Automotive Inc., the subsidiary guarantors named therein and Wachovia Bank, National Association (incorporated herein by reference to Exhibit 4.6(d) to the registrant's Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-12387).
4.6(e)	—	Registration Rights Agreement, dated as of December 12, 2003, among Tenneco Automotive Inc., the subsidiary guarantors named therein, and the initial purchasers named therein, for whom Banc of America Securities LLC acted as representative agent (incorporated herein by reference to Exhibit 4.5(a) to the registrant's Annual Report on Form 10-K for the year ended December 31, 2003, File No. 1-12387).
4.7		Intercreditor Agreement, dated as of June 19, 2003, among JPMorgan Chase Bank, as Credit Agent, Wachovia Bank, National Association, as Trustee and Collateral Agent, and Tenneco Automotive Inc. (incorporated herein by reference from Exhibit 4.7 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 1-12387).
4.8	—	Indenture, dated as of November 19, 2004, among Tenneco Automotive Inc., the subsidiary guarantors named therein and The Bank of New York Trust Company (incorporated herein by reference from Exhibit 99.1 of the registrant's Current Report on Form 8-K dated November 19, 2004, File No. 1-12387).
9	—	None.
10.1	—	Distribution Agreement, dated November 1, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 2 of the registrant's Form 10, File No. 1-12387).

Exhibit Number		Description
10.2	—	Amendment No. 1 to Distribution Agreement, dated as of December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.2 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.3	—	Debt and Cash Allocation Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.3 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.4	—	Benefits Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.4 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.5	—	Insurance Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.5 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.6	—	Tax Sharing Agreement, dated December 11, 1996, by and among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), Newport News Shipbuilding Inc., the registrant, and El Paso Natural Gas Company (incorporated herein by reference from Exhibit 10.6 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.7	—	First Amendment to Tax Sharing Agreement, dated as of December 11, 1996, among El Paso Tennessee Pipeline Co. (formerly Tenneco Inc.), the registrant, El Paso Natural Gas Company and Newport News Shipbuilding Inc. (incorporated herein by reference from Exhibit 10.7 of the registrant's Annual Report on Form 10-K for the year ended December 31, 1996, File No. 1-12387).
10.8	—	Tenneco Automotive Inc. Value Added "TAVA" Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.8 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 1-12387).
10.9	—	Tenneco Automotive Inc. Change of Control Severance Benefits Plan for Key Executives (incorporated herein by reference from Exhibit 10.13 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
10.10	—	Tenneco Automotive Inc. Stock Ownership Plan (incorporated herein by reference from Exhibit 10.10 of the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
10.11	—	Tenneco Automotive Inc. Key Executive Pension Plan (incorporated herein by reference from Exhibit 10.11 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).
10.12	—	Tenneco Automotive Inc. Deferred Compensation Plan (incorporated herein by reference from Exhibit 10.12 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).
10.13	—	Tenneco Automotive Inc. Supplemental Executive Retirement Plan (incorporated herein by reference from Exhibit 10.13 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).
10.14	—	Human Resources Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated November 4, 1999 (incorporated herein by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K dated November 4, 1999, File No. 1-12387).

Exhibit Number		Description
10.15	—	Tax Sharing Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated November 3, 1999 (incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K dated November 4, 1999, File No. 1-12387).
10.16	—	Amended and Restated Transition Services Agreement by and between Tenneco Automotive Inc. and Tenneco Packaging Inc. dated as of November 4, 1999 (incorporated herein by reference from Exhibit 10.21 of the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, File No. 1-12387).
10.17	—	Assumption Agreement among Tenneco Automotive Operating Company Inc., Tenneco International Holding Corp., Tenneco Global Holdings Inc., The Pullman Company, Clevite Industries Inc., TMC Texas Inc., Salomon Smith Barney Inc. and the other Initial Purchasers listed in the Purchase Agreement dated as of November 4, 1999 (incorporated herein by reference from Exhibit 10.24 of the registrant's Registration Statement on Form S-4, Reg. No. 333-93757).
10.18	—	Amendment No. 1 to Change in Control Severance Benefits Plan for Key Executives (incorporated herein by reference from Exhibit 10.23 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).
10.19	—	Letter Agreement dated July 27, 2000 between the registrant and Mark P. Frissora (incorporated herein by reference from Exhibit 10.24 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).
10.20	—	Letter Agreement dated July 27, 2000 between the registrant and Richard P. Schneider (incorporated herein by reference from Exhibit 10.26 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-12387).
10.21	—	Letter Agreement dated July 27, 2000 between the registrant and Timothy R. Donovan (incorporated herein by reference from Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387).
10.22	—	Form of Indemnity Agreement entered into between the registrant and the following directors of the registrant: Paul Stecko, M. Kathryn Eickhoff and Dennis Severance (incorporated herein by reference from Exhibit 10.29 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, File No. 1-12387).
10.23	—	Mark P. Frissora Special Appendix under Tenneco Automotive Inc. Supplemental Executive Retirement Plan (incorporated herein by reference from Exhibit 10.30 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2000, File No. 1-12387).
10.24	—	Letter Agreement dated as of June 1, 2001 between the registrant and Hari Nair (incorporated herein by reference from Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2001. File No. 1-12387).
10.25	—	Tenneco Automotive Inc. 2002 Long-Term Incentive Plan (As Amended and Restated Effective March 11, 2003) (incorporated herein by reference from Exhibit 10.26 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. File No. 1-12387).
10.26	—	Amendment No. 1 to Tenneco Automotive Inc. Deferred Compensation Plan (incorporated herein by reference from Exhibit 10.27 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-12387).
10.27	—	Tenneco Automotive Inc. Supplemental Stock Ownership Plan (incorporated herein by reference from Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-12387).

Exhibit Number		Description
10.28	—	Form of Stock Equivalent Unit Award Agreement under the 2002 Long-Term Incentive Plan, as amended (incorporated herein by reference from Exhibit 99.1 of the registrant's Current Report on Form 8-K dated January 13, 2005, File No. 1-12387).
10.29	—	Form of Stock Option Agreement for employees under the 2002 Long-Term Incentive Plan, as amended (providing for a ten year option term) (incorporated herein by reference from Exhibit 99.2 of the registrant's Current Report on Form 8-K dated January 13, 2005, File No. 1-12387).
10.30	—	Form of Stock Option Agreement for non-employee directors under the 2002 Long-Term Incentive Plan, as amended (providing for a ten year option term) (incorporated herein by reference from Exhibit 99.3 of the registrant's Current Report on Form 8-K dated January 13, 2005, File No. 1-12387).
10.31	—	Form of Restricted Stock Award Agreement for employees under the 2002 Long-Term Incentive Plan, as amended (three year cliff vesting) (incorporated herein by reference from Exhibit 99.4 of the registrant's Current Report on Form 8-K dated January 13, 2005, File No. 1-12387).
10.32	—	Form of Restricted Stock Award Agreement for non-employee directors under the 2002 Long-Term Incentive Plan, as amended (incorporated herein by reference from Exhibit 99.5 of the registrant's Current Report on Form 8-K dated January 13, 2005, File No. 1-12387).
10.33	—	Form of Restricted Stock Award Agreement for employees under the 2002 Long-Term Incentive Plan, as amended (vesting 1/3 annually) (incorporated herein by reference from Exhibit 99.1 of the registrant's Current Report on Form 8-K dated January 17, 2005, File No. 1-12387).
10.34	—	Form of Stock Option Agreement for employees under the 2002 Long-Term Incentive Plan, as amended (providing for a seven year option term) (incorporated herein by reference from Exhibit 99.2 of the registrant's Current Report on Form 8-K dated January 17, 2005, File No. 1-12387).
10.35	—	Form of Stock Option Agreement for non-employee directors under the 2002 Long-Term Incentive Plan, as amended (providing for a seven year option term) (incorporated herein by reference from Exhibit 99.3 of the registrant's Current Report on Form 8-K dated January 17, 2005, File No. 1-12387).
*10.36	—	Form of Performance Share Agreement for non-employee directors under the 2002 Long-Term Incentive Plan, as amended.
*10.37	—	Summary of 2005 Outside Directors' Compensation.
*10.38	—	Summary of 2005 Named Executive Officer Compensation.
11	—	None.
*12	—	Computation of Ratio of Earnings to Fixed Charges.
13	—	None.
14	—	Tenneco Automotive Inc. Code of Ethical Conduct for Financial Managers (incorporated herein by reference from Exhibit 99.3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002, File No. 1-12387).
16	—	None.
18	—	None.
*21	—	List of Subsidiaries of Tenneco Automotive Inc.
22	—	None.
*23	—	Consent of Deloitte & Touche LLP.
*24	—	Powers of Attorney.

Exhibit Number	Description
*31.1	— Certification of Mark P. Frissora under Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	— Certification of Kenneth R. Trammell under Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	— Certification of Mark P. Frissora and Kenneth R. Trammell under Section 906 of the Sarbanes-Oxley Act of 2002.
99	— None.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENNECO AUTOMOTIVE INC.

By ______________*______________
Mark P. Frissora
Chairman and Chief Executive Officer

Date: March 16, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed by the following persons in the capacities indicated on March 16, 2005.

Signature	Title
* Mark P. Frissora	Chairman, President and Chief Executive Officer and Director (principal executive officer)
/s/ TIMOTHY R. DONOVAN Timothy R. Donovan	Executive Vice President, General Counsel and Managing Director-Asia Pacific and Director
* Kenneth R. Trammell	Senior Vice President and Chief Financial Officer (principal financial officer)
* James A. Perkins, Jr.	Vice President and Controller (principal accounting officer)
* Charles W. Cramb	Director
* M. Kathryn Eickhoff	Director
* Frank E. Macher	Director
* Roger B. Porter	Director
* David B. Price, Jr.	Director
* Dennis G. Severance	Director
* Paul T. Stecko	Director
* Jane L. Warner	Director

*By: /s/ TIMOTHY R. DONOVAN
Timothy R. Donovan
Attorney in fact

EXHIBIT 12

TENNECO AUTOMOTIVE INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in Millions)				
Income (loss) before cumulative effect of change in accounting principle	$ 13	$ 27	$ 31	$(130)	$ (42)
Add:					
Interest expense	179	149	141	170	188
Portion of rentals representative of the interest factor	11	11	11	10	13
Income tax expense (benefit) and other taxes on income	(25)	(6)	(7)	51	(28)
Minority interest	4	6	4	—	—
Amortization of interest capitalized	1	1	1	1	—
Undistributed losses of affiliated companies in which in less than a 50% voting interest is owned	—	2	2	1	—
Earnings as defined	$ 183	$ 190	$ 183	$ 103	$ 131
Interest expense	$ 179	$ 149	$ 141	$ 170	$ 188
Interest capitalized	2	4	4	3	6
Portion of rentals representative of the interest factor	11	11	11	10	13
Fixed charges as defined	$ 192	$ 164	$ 156	$ 183	$ 207
Ratio of earnings to fixed charges	0.95	1.16	1.17	0.56	0.63

NOTE: Earnings were inadequate to cover fixed charges by $9 million, $80 million, and $76 million for the years ended December 31, 2004, 2001 and 2000, respectively.

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INVESTOR INFORMATION

Corporate Headquarters
Tenneco Automotive Inc.
500 North Field Drive
Lake Forest, Illinois 60045
847.482.5000

Web Site
www.tenneco-automotive.com

Corporate Information
Individuals interested in receiving the company's latest quarterly earnings press release or other company literature should write the Investor Relations Department at the corporate headquarters address or call 847.482.5146.

Information about Tenneco Automotive is also available on the company's web site.†

Stock Listing
Tenneco Automotive's common stock is listed under the ticker symbol TEN.

TEN is traded primarily on the New York Stock Exchange and also on the following exchanges: Chicago, Pacific and London.

As of February 22, 2005, there were approximately 34,355 holders of record of the company's common stock, par value $0.01 per share.

Investor Inquiries
Securities analysts, portfolio managers and representatives of financial institutions seeking information about the company should contact the Investor Relations department: 847.482.5042.

† The information on our web site is not part of this annual report

Stockholder Inquiries
For stockholder services such as exchange of certificates, issuance of certificates, lost certificates, change of address, change in registered ownership or share balance, write, call or e-mail the company's transfer agent:

Wachovia Bank, N.A.
Equity Services Group
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28262-8522
(Overnight Courier ZIP 28262-1153)
866.839.3259 Toll Free
704.427.2602

www.wachovia.com/shareholder-services
Click on "Access Accounts"
Click on "FirstLink Equity"

Dividends
The company expects that for the foreseeable future it will follow a policy of retaining earnings in order to finance the continued development of its business. Additional information on the company's dividend policy and restrictions on the payment of dividends can be found in Management's Discussion and Analysis in the Annual Report on Form 10-K for the year ended December 31, 2004.

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. Central Time on Tuesday, May 10, 2005, at Tenneco Automotive's headquarters, 500 North Field Drive, Lake Forest, Illinois.

Reconciliation of Adjusted Operating Income and Earnings Per Share

(see Chairman's Letter, page 2)

	Year Ended Dec. 31, 2004		Year Ended Dec. 31, 2003	
	EBIT (Millions)	Earnings Per Share	EBIT (Millions)	Earnings Per Share
Earnings Measures	$171	$0.31	$176	$0.65
Adjustments (reflects non-GAAP measures):				
Restructuring and restructuring related expenses	40	0.56	8	0.13
Changeover costs for a major new aftermarket customer	8	0.12	–	–
Consulting fees indexed to stock price	4	0.06	–	–
Tax Adjustments	–	(0.47)	–	(0.41)
Cost related to refinancing	–	0.60	–	0.18
Non-GAAP earnings measures	$223	$1.18	$184	$0.55

STOCK PRICE DATA

	2005 Sales Prices		2004 Sales Prices		2003 Sales Prices		[illegible] Sales Prices	
	High	Low	High	Low	High	Low	High	Low
First Quarter*	$17.36	$13.92	$14.88	$ 6.73	$4.32	$2.01	[illegible]	[illegible]
Second Quarter			$15.34	$10.09	$4.65	$2.25	[illegible]	[illegible]
Third Quarter			$14.51	$11.95	$7.45	$3.61	[illegible]	[illegible]
Fourth Quarter			$17.49	$10.93	$7.32	$4.66	$5.97	$3.28

* 2005 First Quarter through March 9, 2005

TENNECO
Automotive

500 North Field Drive
Lake Forest, Illinois 60045
www.tenneco-automotive.com
NYSE: TEN

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